As filed with the Securities and Exchange Commission on December 9, 2005
Registration No. 333-128939

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HealthSpring, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6324	20-1821898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
44 Vantage Way, Suite 300
Nashville, TN 37228
(615) 291-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Kevin M. McNamara
Executive Vice President and Chief Financial Officer
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228
(615) 291-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Howard H. Lamar III, Esq. J. James Jenkins, Jr., Esq. Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, TN 37238 (615) 742-6200	J. Gentry Barden, Esq. Senior Vice President and Corporate General Counsel HealthSpring, Inc. 44 Vantage Way, Suite 300 Nashville, TN 37228 (615) 291-7000	Paul T. Schnell, Esq. Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee(2)

Common stock, par value $.01 per share	$300,000,000	$35,310

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum offering price includes amounts attributable to shares that may be purchased by the underwriters from the Registrant and the selling stockholders named in the Registration Statement, and shares that may be purchased by the underwriters from the selling stockholders upon exercise of the underwriters’ over-allotment option.

(2)	Previously paid.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 9, 2005.
                            Shares
Common Stock

       This is an initial public offering of shares of common stock of HealthSpring, Inc.
       HealthSpring, Inc. is offering                     of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                      shares. HealthSpring, Inc. will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.
       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . HealthSpring, Inc. intends to submit an application to list the common stock on the New York Stock Exchange under the symbol “HS.”
       See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to HealthSpring, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

       To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from the selling stockholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York, on                     , 2005.
Joint Bookrunning Managers

Goldman, Sachs & Co.	Citigroup	UBS Investment Bank

Lehman Brothers	CIBC World Markets

Raymond James	Avondale Partners
Prospectus dated                     , 2005.

PROSPECTUS SUMMARY
       The following prospectus summary does not contain all information that is important to you and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our financial statements and the related notes appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about HealthSpring, Inc. and the offering. The terms “HealthSpring,” “company,” “we,” “us” and “our” as used in this prospectus refer to our predecessor, NewQuest, LLC, for periods prior to March 1, 2005 and to HealthSpring, Inc. for periods after March 1, 2005, together in each case with our consolidated subsidiaries unless the context otherwise requires.
Overview
       We believe we are one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market. Pursuant to the Medicare Advantage program (formerly known as Medicare+Choice), Medicare beneficiaries receive healthcare benefits through a managed care health plan. Our concentration on Medicare Advantage provides us with opportunities to understand the complexities of the Medicare program, design competitive products, control medical costs, and offer high quality healthcare benefits to Medicare beneficiaries in our local service areas. Our Medicare Advantage experience also allows us to build collaborative and mutually beneficial relationships with healthcare providers, including comprehensive networks of hospitals and physicians, that are experienced in managing Medicare populations. For the combined nine month period ended September 30, 2005 and the year ended December 31, 2004, Medicare premiums accounted for approximately 81.5% and 72.4%, respectively, of our total revenue, and as of September 30, 2005 our Medicare Advantage plans had over 93,100 members.
       Largely as a result of changes to the Medicare program pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, the Congressional Budget Office expects Medicare expenditures, without taking into account the impact of the new Medicare prescription drug benefit, will rise at a compounded annual growth rate of 9.3% over 10 years, from approximately $297 billion in 2004 to approximately $722 billion in 2014. We believe that the rise in Medicare expenditures, coupled with increased reimbursements to Medicare Advantage plans, will allow Medicare Advantage plans to offer benefits that are superior to the current Medicare fee-for- service program, which should result in increased Medicare Advantage penetration rates on a national level. Medicare Advantage penetration, as a percentage of eligible Medicare beneficiaries, was approximately 13% nationwide in 2004 as compared to nationwide commercial and Medicaid managed care penetration of approximately 91% and 60%, respectively, in 2004.
       We have historically operated in areas where there have been few or no competing Medicare Advantage plans. National Medicare Advantage penetration varies widely because of various factors, including infrastructure and provider accessibility. Our service areas in particular are underpenetrated in terms of the percentage of Medicare beneficiaries enrolled in Medicare Advantage plans. Our Medicare Advantage plans currently operate in Tennessee, Texas, Alabama, Illinois, and Mississippi. We also utilize our infrastructure and provider networks in Alabama and Tennessee to offer commercial health plans to individuals and employer groups.
       We commenced operations in September 2000 when our predecessor purchased an interest in an unprofitable health maintenance organization, or HMO, operating in the Nashville, Tennessee area. We restored that HMO to profitability in 2001 and have grown from servicing approximately 8,000 Medicare members in five Tennessee counties in late 2000 to serving over 93,100 Medicare members in 105 counties in five states as of September 30, 2005. We have grown our Medicare membership primarily by internal growth through expansion of our membership base and service areas. Including the initial Tennessee purchase, we have completed three acquisitions that accounted for the addition of approximately 18,000 members.

The Medicare Program and Medicare Advantage
       General. Medicare is the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by the Centers for Medicare and Medicaid Services, or CMS. The Medicare eligible population is large and growing. During 2004, approximately 41.7 million people, or approximately 14% of the United States population, were enrolled in Medicare according to CMS. The Henry J. Kaiser Family Foundation estimates that the number of Medicare enrollees will increase to 43.1 million in 2006, 46 million by 2010, 61 million by 2020, and 78 million by 2030. The Congressional Budget Office expects Medicare expenditures, without taking into account the new prescription drug benefit, will rise at a compounded annual growth rate of 9.3%, from approximately $297 billion in 2004 to approximately $722 billion in 2014.
       Medicare is offered to eligible beneficiaries on a fee-for-service basis or through a managed care plan that has contracted with CMS pursuant to the Medicare Advantage program. In 2005, nationwide Medicare Advantage penetration, expressed as a percentage of total Medicare eligible beneficiaries who belong to a Medicare Advantage plan, is approximately 13%. Medicare Advantage penetration is anticipated to grow to almost 30% by 2013, according to the Henry J. Kaiser Family Foundation. We believe that the projected favorable Medicare Advantage enrollment trends and the reforms proposed by the MMA will have a positive impact on our Medicare Advantage plans.
       New Prescription Drug Benefit. Beginning in 2006, every Medicare recipient will be able to select a prescription drug plan through Medicare Part D. Each Medicare Advantage plan is required as of January 1, 2006 to offer a Part D prescription drug plan as part of its benefits. Medicare Advantage plan enrollees who elect to participate may pay a monthly premium for this Medicare Part D prescription drug benefit, or MA-PD, while fee-for service beneficiaries will be able to purchase a stand-alone prescription drug plan, or PDP, from a list of CMS-approved PDPs available in their area. In addition, certain beneficiaries eligible for both Medicare and Medicaid, or dual-eligible beneficiaries, who do not enroll in a Medicare Advantage plan or PDP will be automatically enrolled by CMS with approved PDPs in their region. The cost of the Medicare Part D prescription drug benefit will be largely subsidized by the federal government.
       We currently offer prescription drug benefits through our Medicare Advantage plans and have received governmental approval to offer MA-PD benefits and stand-alone PDPs in each of our service areas. We believe our experience in managing prescription drug benefits as part of our existing health plans positions us well to manage the new Medicare Part D prescription drug benefit beginning in 2006. We commenced marketing our PDPs in October 2005 and began enrolling members as of November 15, 2005. We expect a substantial increase in our Medicare membership in 2006 attributable to new enrollment in our stand-alone PDPs, primarily as a result of auto-enrolled dual-eligible beneficiaries who will begin to receive Medicare Part D prescription drug benefits from us on January 1, 2006, unless they elect prescription drug coverage from an alternative provider. In October 2005, CMS initially auto-assigned approximately 90,000 dual-eligible beneficiaries to our stand-alone PDPs.
Our Competitive Advantages
       We believe the following are our key competitive advantages:
       Focus on Medicare Advantage. We are focused on designing and operating Medicare Advantage health plans tailored for each of our local service areas.
       Leading Presence in Attractive, Underpenetrated Markets. We have a significant market position in our established service areas and in many areas we are the market leader in terms of the number of members. Medicare Advantage penetration varies widely across the country because of various factors, including infrastructure and provider accessibility, and our service areas in particular are underpenetrated by other Medicare Advantage plans, providing significant opportunities for continued membership growth within those areas.
       Effective Medical Management. Our medical management efforts are designed primarily for the Medicare Advantage program. For the combined nine months ended September 30, 2005, our Medicare medical loss ratio, or MLR, was 78.4%, and our Medicare MLR for each of the years ended December 31, 2003 and 2004 was 78.1%. We believe our ability to predict and manage our medical expenses is the result of our:

•	data-driven, analytical focus on operations;

•	ability to leverage our experience in managing provider relationships and organizations to create collaborative and mutually beneficial provider partnerships with incentives designed to encourage our providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical and financial results;

•	focus on efficiently treating chronically ill members through comprehensive internal and outsourced disease management programs; and

•	comprehensive case management programs designed to provide more efficient and effective use of healthcare services by our members generally.
       Scalable Operating Structure. We believe our combination of centralized administrative functions and local market focus, including localized medical management programs and on-site personnel at facility locations, gives us an advantage over competitors who have standardized and centralized many or all of these operating and member services functions.
       Experienced Management Team. Our management team has expertise in the Medicare Advantage and independent physician association management segments of the managed care industry. Our present operations team has focused primarily on the operation of Medicare managed care plans since 2000.
Our Growth Strategy
       We intend to grow our business by focusing on the Medicare Advantage market. Key elements of our growth strategy are to:

•	attract fee-for-service beneficiaries to our Medicare Advantage plans by designing health plans attractive to seniors both in terms of benefits, such as general wellness, fitness, and transportation programs, and cost-savings over traditional fee-for-service Medicare, and by educating the eligible population in our service areas about the benefits of Medicare Advantage plans over traditional fee-for-service Medicare;

•	increase membership within existing service areas;

•	expand to new service areas through leverage of existing operations;

•	pursue dual-eligible beneficiaries;

•	provide prescription drug plan coverage; and

•	pursue acquisitions opportunistically.
Business Risks
       Through the operation of our business and in connection with this offering, we are subject to certain risks related to our industry, our business and this transaction. The risks set forth under the section entitled “Risk Factors” beginning on page 9 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business, prospects, financial condition, operating results, and growth strategy. In summary, significant risks related to our business include:

•	reduction in funding for Medicare programs;

•	regulatory requirements or new legislation that could impair our operations and profitability;

•	termination or nonrenewal of our Medicare contracts;

•	failure to effectively manage our medical costs;

•	disruption in our provider networks; and

•	competition from other health plan providers.

       In connection with your investment decision, you should review the section of this prospectus entitled “Risk Factors.”
Corporate History and Information
       We were incorporated in October 2004 in connection with the leveraged recapitalization of our predecessor, NewQuest, LLC, by HealthSpring, Inc. and certain investment funds affiliated with GTCR Golder Rauner II, L.L.C., which we collectively refer to in this prospectus as “GTCR” or the “GTCR Funds,” together with management, our existing equityholders, lenders and other investors. Pursuant to the recapitalization, the GTCR Funds obtained a controlling interest in us. The recapitalization, which was accounted for using the purchase method, is more fully described below in the sections entitled “Recapitalization” and “Certain Relationships and Related Transactions.”
       Our corporate headquarters are located at 44 Vantage Way, Suite 300, Nashville, Tennessee 37228, and our telephone number is (615) 291-7000. Our corporate website address is www.myhealthspring.com. Information contained on our website is not incorporated by reference into this prospectus and we do not intend the information on or linked to our website to constitute part of this prospectus.
       The “HealthSpring” name appearing in this prospectus is our registered service mark.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Over-allotment option by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We will use the net proceeds from this offering to repay all of our outstanding indebtedness and for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“HS”
       The number of shares of our common stock to be outstanding after this offering excludes:

•	390,000 shares of common stock issuable upon exercise of options issued under our 2005 stock option plan, at a weighted average exercise price of $1.25 per share, none of which options are currently exercisable; and

•	shares of common stock reserved for future issuance under our 2005 equity incentive plan.
       Except as otherwise noted, all information in this prospectus:

•	assumes an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to the conversion of all outstanding shares of our preferred stock and accrued and unpaid dividends thereon into shares of our common stock based upon the initial public offering price;

•	gives effect to the exchange of all membership units of one of our subsidiaries, Texas HealthSpring, LLC, that are not owned by us for shares of our common stock based upon the initial public offering price;

•	gives effect to our second amended and restated bylaws and amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering; and

•	gives effect to a -for- reverse common stock split effective immediately prior to this offering.

Summary Consolidated Financial Data and Other Information
       The following table presents our summary consolidated financial data and other information. This information should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						HealthSpring,
	Predecessor(1)					Inc.

					Period from	Period from	Combined
				Nine Months	January 1,	March 1,	Nine Months
	Year Ended December 31,			Ended	2005 to	2005 to	Ended
				September 30,	February 28,	September 30,	September 30,
	2002	2003(2)	2004(3)	2004	2005(4)	2005(4)	2005(5)

	(Dollars in thousands, except share and unit data)
Statement of Income Data:
Revenue:
Premium:
Medicare premiums	$(6)	$240,037	$433,729	$314,358	$94,764	$403,212	$497,976
Commercial premiums	(6)	120,877	146,318	111,499	20,704	73,857	94,561

Total premiums	24,939	360,914	580,047	425,857	115,468	477,069	592,537
Fee revenue	1,099	11,054	17,919	13,508	3,461	12,018	15,479
Investment income	78	695	1,449	821	461	2,224	2,685

Total revenue	26,116	372,663	599,415	440,186	119,390	491,311	610,701
Expenses:
Medical expense:
Medicare expense	(6)	187,368	338,632	243,646	74,531	315,776	390,307
Commercial expense	(6)	104,164	124,743	95,422	16,312	65,437	81,749

Total medical expense	12,631	291,532	463,375	339,068	90,843	381,213	472,056
Selling, general and administrative	11,133	50,576	68,868	48,953	14,667	61,577	76,244
Transaction expense	—	—	—	—	6,941	1,700	8,641
Phantom stock compensation	—	—	24,200	—	—	—	—
Depreciation and amortization	275	2,361	3,210	2,352	315	4,782	5,097
Interest	25	256	214	158	42	10,150	10,192

Total operating expenses	24,064	344,725	559,867	390,531	112,808	459,422	572,230

Equity in earnings of unconsolidated affiliates	4,148	2,058	234	192	—	30	30
Option amendment gain	4,170	—	—	—	—	—	—

Income before minority interest and income taxes	10,370	29,996	39,782	49,847	6,582	31,919	38,501
Minority interest	(1,315)	(5,519)	(6,272)	(5,098)	(1,248)	(1,218)	(2,466)

Income before income taxes	9,055	24,477	33,510	44,749	5,334	30,701	36,035
Income tax expense	363	5,417	9,193	7,076	2,628	12,139	14,767

Net income before preferred dividends	8,692	19,060	24,317	37,673	2,706	18,562	21,268
Preferred dividends	—	—	—	—	—	10,759	10,759

Net income available to members or common stockholders	$8,692	$19,060	$24,317	$37,673	$2,706	$7,803	$10,509

Net income per unit — basic and diluted	$2.13	$4.67	$5.31	$8.23	$0.55	—	—
Weighted average units outstanding — basic and diluted	4,078,171	4,078,171	4,578,196	4,578,196	4,884,196	—	—
Net income per common share available to common stockholders:
Basic	—	—	—	—	—	$0.12	—

Diluted	—	—	—	—	—	$0.12	—

Common shares outstanding:
Basic	—	—	—	—	—	64,323,147	—

Diluted	—	—	—	—	—	64,323,147	—

						HealthSpring,
	Predecessor(1)					Inc.

					Period from	Period from		Combined
				Nine Months	January 1,	March 1,		Nine Months
	Year Ended December 31,			Ended	2005 to	2005 to		Ended
				September 30,	February 28,	September 30,		September 30,
	2002	2003(2)	2004(3)	2004	2005(4)	2005(4)		2005(5)

	(Dollars in thousands, except share and unit data)
Cash Flow Data:
Capital expenditures	$190	$3,198	$2,512	$2,558	$149	$2,026		$2,175
Cash provided by (used in):
Operating activities	6,569	63,392	24,665	5,176	14,964	99,193		114,157
Investing activities	(6,123)	42,647	(34,615)	(39,207)	(5,469)	(277,399	)(7)	(282,868)
Financing activities	5,748	(11,750)	(23,311)	(23,060)	(888)	328,614	(7)	327,726
Balance Sheet Data (at period end):
Cash and cash equivalents	6,806	101,095	67,834	44,004	76,441	150,408		150,408
Total assets	37,559	132,420	142,674	118,155	159,073	646,131		646,131
Total long-term debt, including current maturities	4,958	6,175	5,475	5,650	5,358	192,378		192,378
Members’/stockholders’ equity	14,504	22,969	55,435	48,013	62,512	255,402		255,402
Operating Statistics:
Medical loss ratio — Medicare(8)	(6)	78.06%	78.07%	77.51%	78.65%	78.32%		78.38%
Medical loss ratio — Commercial(8)	(6)	86.17%	85.25%	85.58%	78.79%	88.60%		86.45%
Selling, general and administrative expense ratio(9)	42.63%	13.57%	11.49%	11.12%	12.28%	12.53%		12.48%
Members — Medicare(10)	33,579	47,899	63,792	59,529	69,236	93,181		93,181
Members — Commercial(10)	53,605	54,280	48,380	50,857	40,523	41,937		41,937
Adjusted EBITDA(11)	$6,500	$32,613	$67,406	$52,357	$13,880	$48,551		$62,431

(1)	The company’s financial statements for the years ended December 31, 2003 and 2004 and the two month period ended February 28, 2005 have been restated to reflect a change in accounting for the acquisition by TennQuest Health Solutions, LLC, or TennQuest, of an additional ownership interest in HealthSpring Management, Inc., or HSMI, in April 2003. The adjustments relating to the restatement are described in Note 2 to the financial statements of NewQuest, LLC for the years ended December 31, 2003 and 2004 included elsewhere in this prospectus.

(2)	Prior to April 1, 2003, TennQuest owned 50% of the outstanding stock of HSMI. On April 1, 2003, TennQuest exercised an option to acquire an additional 33% interest in HSMI from another shareholder of HSMI. As a result of the acquisition of these shares, the company held 83% of the ownership interests in HSMI and consolidated the results of operations of HSMI’s wholly-owned subsidiary HealthSpring of Tennessee, Inc., or HTI, within the company’s operations for the period from April 1, 2003. Prior to April 1, 2003, the company accounted for its ownership interest in HSMI under the equity method. On December 19, 2003, HSMI and HealthSpring USA, LLC each redeemed certain of their outstanding ownership interests, which resulted in the company owning 84.8% of the outstanding ownership interests of HSMI and HealthSpring USA, LLC at December 31, 2003.

(3)	On January 1, 2004, the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units in NewQuest, LLC, and on February 2, 2004 TennQuest was merged into NewQuest, LLC. Effective December 31, 2004, holders of phantom membership units in NewQuest, LLC converted their phantom units into 306,025 membership units of NewQuest, LLC. In connection with the conversion, the company recognized phantom stock compensation expense of $24.2 million.

(4)	On November 10, 2004, NewQuest, LLC and its members entered into a purchase and exchange agreement with the company as part of the recapitalization. Pursuant to this agreement and a related stock purchase agreement, on March 1, 2005, the GTCR Funds and certain other persons contributed $139.7 million of cash to the company and the members of NewQuest, LLC contributed a portion of their membership units in exchange for preferred and common stock of the company. Additionally, we entered into a $165.0 million term loan, with an additional $15.0 million available pursuant to a revolving loan facility, and issued $35.0 million of subordinated notes. We used the cash contribution and borrowings to acquire the members’ remaining membership units in NewQuest, LLC for $295.4 million in cash. The aggregate transaction value for the recapitalization was $438.8 million, which included $5.3 million of capitalized acquisition related costs and $6.3 million of deferred financing costs. In addition, NewQuest, LLC incurred $6.9 million of transaction costs that were expensed during the two-month period ended February 28, 2005 and the company incurred $1.7 million of transaction costs that were expensed during the seven-month period ended September 30, 2005. The transactions resulted in the company recording $323.8 million in goodwill and $91.2 million in identifiable intangible assets.

(5)	The combined financial information for the nine months ended September 30, 2005 includes the results of operations of NewQuest, LLC, for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through September 30, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two month period and the seven month period to provide a comparison with the comparable nine month period in 2004, and is not presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(6)	Premium revenue and medical expense are reported in total only and are not separated into Medicare and commercial for 2002 as the company did not report information in this format. As a result, the company is not able to determine the Medicare and commercial medical loss ratios for 2002.

(7)	A substantial portion of the cash flows for investing and financing activities for the seven-month period ended September 30, 2005 relate to the recapitalization. See “Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Recapitalization.”

(8)	The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants.

(9)	The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total revenue.

(10)	At end of each period presented.

(11)	In evaluating our business, our management uses Adjusted EBITDA as a supplemental measure of financial operating performance and as a measure of our cash generating capability. Additionally, Adjusted EBITDA is presented because we believe Adjusted EBITDA is a meaningful indicator that can be used by investors to analyze and compare our operating performance to the operating performance of other companies. We define Adjusted EBITDA as EBITDA plus minority interest plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We define EBITDA as net income before interest expense, income tax expense, depreciation and amortization, and preferred dividends (if applicable). Adjusted EBITDA and EBITDA do not represent and should not be considered as alternatives to net income as determined by GAAP and our calculation thereof may not be comparable to that reported by other companies. You should not consider Adjusted EBITDA or EBITDA as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA is calculated as set forth in the table below, which also provides a reconciliation to EBITDA and net income before preferred dividends:

						HealthSpring,
	Predecessor					Inc.

					Period from	Period from	Combined
				Nine Months	January 1,	March 1,	Nine Months
	Year Ended December 31,			Ended	2005 to	2005 to	Ended
				September 30,	February 28,	September 30,	September 30,
	2002	2003	2004	2004	2005	2005	2005

	(in thousands)
Net income before preferred dividends(a)	$8,692	$19,060	$24,317	$37,673	$2,706	$18,562	$21,268
Plus: income tax expense	363	5,417	9,193	7,076	2,628	12,139	14,767
Plus: interest expense	25	256	214	158	42	10,150	10,192
Plus: depreciation and amortization	275	2,361	3,210	2,352	315	4,782	5,097

EBITDA	9,355	27,094	36,934	47,259	5,691	45,633	51,324

Plus: minority interest(b)	1,315	5,519	6,272	5,098	1,248	1,218	2,466
Less: option amendment gain	(4,170)	—	—	—	—	—	—
Plus: phantom stock compensation(c)	—	—	24,200	—	—	—	—
Plus: transaction expenses(d)	—	—	—	—	6,941	1,700	8,641

Adjusted EBITDA	$6,500	$32,613	$67,406	$52,357	$13,880	$48,551	$62,431

(a)	Reflects the net income for each period presented, however, for the seven month and combined nine month periods ended September 30, 2005, respectively, reflects net income before dividends accruing with respect to the preferred stock issued in the recapitalization. Upon the consummation of the offering, all shares of preferred stock will convert into shares of our common stock.

(b)	Represents minority interests held in selected subsidiaries of NewQuest, LLC and the company. Management has historically evaluated its financial performance before the deduction for minority interests. Upon consummation of the offering, all minority interests will be eliminated.

(c)	Phantom stock compensation represents $24.2 million of compensation expense recognized in 2004 related to the conversion of phantom membership units into membership units of NewQuest, LLC.

(d)	Transaction expenses represents $6.9 million of transaction costs related to the recapitalization that were expensed by NewQuest, LLC during the two-month period ended February 28, 2005 and $1.7 million that were expensed by the company during the seven-month period ended September 30, 2005.

RISK FACTORS
       Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all information contained in this prospectus, before you decide whether to purchase our common stock. The occurrence of any of the following risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition, and operating results. In any such event, the trading price of our common stock could decline and you may lose part or all of your investment.
Risks Related to Our Industry
Reductions in Funding for Medicare Programs Could Significantly Reduce Our Profitability.
       Approximately 81.5% and 72.4% of our total revenue for the combined nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, are premiums generated by the operation of our Medicare Advantage health plans. As a result, our revenue and profitability are dependent on government funding levels for Medicare Advantage programs. The premium rates paid to Medicare Advantage health plans like ours are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member’s health profile and status, age, gender, county or region, benefit mix, member eligibility categories, and the plan’s risk scores. Future Medicare premium rate levels may be affected by continuing government efforts to contain medical expense or other federal budgetary constraints. Changes in the Medicare program, including with respect to funding, may lead to reductions in the amount of reimbursement, elimination of coverage for certain benefits, or reductions in the number of persons enrolled in or eligible for Medicare.
The Medicare Prescription Drug, Improvement and Modernization Act of 2003 Made Changes to the Medicare Program That Will Materially Impact Our Operations and Could Reduce Our Profitability and Increase Competition for Members.
       The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, substantially changed the Medicare program and will modify how we operate our Medicare Advantage business. Many of these changes will be effective for 2006 and, as we have not been able to fully assess the impact of these changes, we do not know whether we will be able to operate our Medicare Advantage plans at current levels of profitability or competitively with other managed care companies. Although many of these changes are designed to benefit Medicare Advantage plans generally, certain provisions of the MMA may increase competition, create challenges for us with respect to educating our existing and potential members about the changes, and create other risks and substantial and potentially adverse uncertainties, including the following:
Increased competition could adversely affect our enrollment and results of operations:

•	The MMA increased reimbursement rates for Medicare Advantage plans. We believe higher reimbursement rates may increase the number of plans that participate in the Medicare program, creating additional competition that could adversely affect our enrollment and results of operations. For example, prior to the MMA, there were three Medicare Advantage plans in our Houston, Texas service area. Currently, there are five plans with Medicare Advantage members in that service area. In addition, as a result of Medicare Part D, a number of potential new competitors, such as pharmacy benefits managers and prescription drug retailers and wholesalers, have established stand-alone prescription drug plans, or PDPs, which may be competitive with some of our Medicare programs.

•	Managed care companies may offer various new products beginning in 2006 pursuant to the MMA, including regional preferred provider organizations, or PPOs, and private fee-for-service plans. Medicare PPOs and private fee-for-service plans allow their members more flexibility in selecting physicians than Medicare Advantage HMOs such as ours, which typically require members to coordinate with a primary care physician. The MMA has encouraged the creation of regional PPOs through various incentives, including certain risk corridors, or cost-reimbursement provisions, a stabilization fund for incentive payments, and special payments to hospitals not otherwise contracted with a Medicare Advantage plan who treat regional plan enrollees. We are currently unable to determine whether the formation of regional Medicare PPOs and private fee-for-service plans will affect our Medicare Advantage plans’ relative attractiveness to existing and potential Medicare members in our service areas.

The new limited annual enrollment process may adversely affect our growth and ability to market our products:

•	Beginning in 2006, Medicare beneficiaries generally will have a more limited annual enrollment period during which they can choose to participate in a Medicare Advantage plan or receive benefits under the traditional fee-for-service Medicare program. See “Business — The 2003 Medicare Modernization Act — Annual Enrollment and Lock-in” for a description of the annual enrollment process. After the annual enrollment period, most Medicare beneficiaries will not be permitted to change their Medicare benefits. The new annual enrollment process and subsequent “lock-in” provisions of the MMA may adversely affect our growth as it will limit our ability to enter new service areas and market to or enroll new members in our established service areas outside of the annual enrollment period.
The limited annual enrollment period may make it difficult to retain an adequate sales force:

•	As a result of the limited annual enrollment period and the subsequent “lock-in” provisions of the MMA, our sales force, including our independent sales brokers and agents, may be limited in their ability to market our products year-round. Our agents rely substantially on sales commissions for their income. Given the limited annual sales window, it may become more difficult to find agents to market and promote our products. The annual enrollment window may also make hiring full-time sales employees impracticable, which could increase our already substantial reliance on outside agents. Accordingly, we may not be able to retain an adequate sales force to support our growth strategy. As our members are primarily enrolled through in-person sales calls, a reduction in our sales force may adversely affect our future enrollment, including our expansion efforts, and, accordingly, adversely and materially affect our profitability and results of operations.
The new competitive bidding process may adversely affect our profitability:

•	Beginning in 2006, the payments for local and regional Medicare Advantage plans will be based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer without a corresponding increase in premiums. As a result of the competitive bidding process, in order to maintain our current level of profitability we may in the future be required to reduce benefits or charge our members an additional premium, either of which could make our health plans less attractive to members and adversely affect our membership.
We may be unable to provide the new Medicare Part D benefit profitably:

•	Managed care companies that offer Medicare Advantage plans will be required to offer prescription drug benefits in 2006 as part of their Medicare Advantage plans. Such combined managed care plans offering drug benefits are, under the new law, called MA-PDs. It is not known at this time whether the governmental payments will be adequate to cover our actual costs for these new MA-PD benefits or, in light of our inexperience with this program, whether we will be able to profitably or competitively manage our MA-PDs.

•	Managed care companies may also offer PDPs beginning in 2006. These PDPs will provide Medicare eligible beneficiaries with an opportunity to obtain a stand-alone drug benefit without joining a Medicare Advantage plan. Some enrollees may have chosen our Medicare Advantage plan in the past rather than those of our competitors or traditional Medicare fee-for-service because of the drug benefit that we offer with our Medicare Advantage plans. We do not know at this time whether our PDP or MA-PD benefits will be as or more attractive than those of our competitors. Additionally, Medicare beneficiaries that participate in a Medicare Advantage plan that enroll in a PDP will be automatically disenrolled from their Medicare Advantage plan. Accordingly, the existence of new PDPs in our service areas could result in our members intentionally or inadvertently disenrolling from our plans and reduce our membership and profitability.

•	We recently received approval from CMS to begin offering MA-PDs and PDPs in 2006. We began marketing our MA-PDs and PDPs in October 2005 and began enrolling members, effective as of January 1, 2006, on November 15, 2005. Our ability to profitably operate our MA-PDs and PDPs will depend on a number of factors, including our ability to attract members, to develop the necessary core systems and processes and to manage our medical expense related to these plans. Because required prescription drug benefits are new to Medicare and to the health insurance market generally, there is significant uncertainty of the potential market size, consumer demand, and related MLR. Accordingly, we do not know whether we will be able to operate our MA-PDs or PDPs profitably or competitively, and our failure to do so could have an adverse effect on our results of operations.

•	The MMA provides for “risk corridors” that are expected to limit to some extent the losses MA-PDs or PDPs would incur if their costs turned out to be higher than those in the per member per month, or PMPM, bids submitted to CMS in excess of certain specified ranges. For example, for 2006 and 2007 drug plans will bear all gains and losses up to 2.5% of their expected costs, but will be reimbursed for 75% of the losses between 2.5% and 5%, and 80% of losses in excess of 5%. It is anticipated that the initial risk corridors in 2006 and 2007 will provide more protection against excess losses than will be available beginning in 2008 and future years as the thresholds increase and the reimbursement percentages decrease. In addition, we expect there will be a delay in obtaining reimbursement from CMS for reimbursable losses pursuant to the risk corridors. For example, if we incur reimbursable losses in 2006, we would not be reimbursed by CMS until 2007. In that event, we expect there would be a negative impact on our cash flows and financial condition as a result of being required to finance excess losses until we are reimbursed. In addition, as the risk corridors are designed to be symmetrical, a plan whose actual costs fall below their expected costs would be required to reimburse CMS based on a similar methodology as set forth above. Furthermore, reconciliation payments for estimated upfront federal reinsurance payments, or, in some cases, the entire amount of the reinsurance payments, for Medicare beneficiaries who reach the drug benefit’s catastrophic threshold are made retroactively on an annual basis, which could expose plans to upfront costs in providing the benefit. Accordingly, it may be difficult to accurately predict or report the operating results associated with our drug benefits.
CMS’s Risk Adjustment Payment System and Budget Neutrality Factors Make Our Revenue and Profitability Difficult to Predict and Could Result In Material Retroactive Adjustments to Our Results of Operations.
       CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish incentives for Medicare plans to enroll and treat less healthy Medicare beneficiaries. CMS is phasing-in this payment methodology with a risk adjustment model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from ambulatory treatment settings, including hospital outpatient facilities and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS’s internal database. As part of the phase-in, during 2003, risk adjusted payments accounted for 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional CMS demographic rate books. In 2004 and 2005, the portion of risk adjusted payments was increased to 30% and 50%, respectively, and will increase to 75% in 2006 and 100% in 2007. As a result of this process, it is difficult to predict with certainty our future revenue or profitability. In addition, our own risk scores for any period may result in favorable or unfavorable adjustments to the payments we receive from CMS and our Medicare premium revenue. There can be no assurance that we will be successful in accurately recording diagnosis code information and enhancing our risk scores.
       Payments to Medicare Advantage plans are also adjusted by a “budget neutrality” factor that was implemented in 2003 by Congress and CMS to prevent health plan payments from being reduced overall while, at the same time, directing risk adjusted payments to plans with more chronically ill enrollees. In general, this adjustment has favorably impacted payments to all Medicare Advantage plans. The President’s budget for 2005 assumes the phasing out of the budget neutrality adjustments over a five year period from 2007 through 2011, that will have the effect of reducing payments to Medicare Advantage plans in general. Consequently, our plans’ premiums will be reduced unless our risk scores increase. Although our risk scores have increased historically, there is no assurance that the increases will continue or, if they do, that they will be large enough to offset the elimination of this adjustment.
Our Business Activities Are Highly Regulated and New and Proposed Government Regulation or Legislative Reforms Could Increase Our Cost of Doing Business, and Reduce Our Membership, Profitability, and Liquidity.
       Our health plans are subject to substantial federal and state regulation. These laws and regulations, along with the terms of our contracts and licenses, regulate how we do business, what services we offer, and how we interact with our members, providers, and the public. Healthcare laws and regulations are subject to frequent change and varying interpretations. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could adversely affect our business by, among other things:

•	imposing additional license, registration, or capital reserve requirements;

•	increasing our administrative and other costs;

•	forcing us to undergo a corporate restructuring;

•	increasing mandated benefits without corresponding premium increases;

•	limiting our ability to engage in inter-company transactions with our affiliates and subsidiaries;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.
       It is possible that future legislation and regulation and the interpretation of existing and future laws and regulations could have a material adverse effect on our ability to operate under the Medicare program and to continue to serve our members and attract new members.
If We Are Required to Maintain Higher Statutory Capital Levels for Our Existing Operations or if We Are Subject to Additional Capital Reserve Requirements as We Pursue New Business Opportunities, Our Cash Flows and Liquidity May Be Adversely Affected.
       Our health plans are operated through subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. Currently, Texas is the only jurisdiction in which we operate that has adopted risk-based capital requirements. Regardless of whether the other states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any increases in these requirements could materially increase our reserve requirements. In addition, as we continue to expand our plan offerings in new states or pursue new business opportunities, including our strategy to offer PDPs, we may be required to maintain additional statutory capital reserves. In either case, our available funds could be materially reduced, which could harm our ability to implement our business strategy.
If State Regulators Do Not Approve Payments, Including Dividends and Other Distributions, by Our Health Plans to Us, Our Business and Growth Strategy Could Be Materially Impaired or We Could Be Required to Incur Additional Indebtedness to Fund These Strategies.
       Our health plan subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions they can pay to us for purposes other than to pay income taxes related to the earnings of the health plans. These laws and regulations also limit the amount of management fees our health plan subsidiaries may pay to affiliates of our health plans, including our management subsidiaries, without prior approval of, or notification to, state regulators. The pre-approval and notice requirements vary from state to state with some states, such as Texas, generally allowing, subject to advance notice requirements, dividends to be declared, provided the HMO meets or exceeds the applicable deposit, net worth, and risk-based capital requirements. The discretion of the state regulators, if any, in approving or disapproving a dividend is not always clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators in advance of the intended distribution date. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us or to pay management and other fees to the affiliates of our health plan subsidiaries, the funds available to us would be limited, which could impair our ability to implement our business and growth strategy or we could be required to incur additional indebtedness to fund these strategies.
       Historically, we have not relied on dividends or other distributions from our health plans to fund a material amount of our operating cash requirements. Distributions to us by our health plans in 2004, other than those related to tax payments, totaled $600,000, all of which came from our Texas HMO following a routine 30-day notice to the Texas Department of Insurance.
We Are Required to Comply With Laws Governing the Transmission, Security and Privacy of Health Information That Require Significant Compliance Costs, and Any Failure to Comply With These Laws Could Result in Material Criminal and Civil Penalties.
       Regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require us to comply with standards regarding the exchange of health information within our company and with third parties, including healthcare providers, business associates and our members. These regulations include standards for common healthcare transactions, including claims information, plan eligibility, and payment information; unique identifiers for providers and employers; security; privacy; and enforcement. HIPAA also provides that to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations, a state seeks and receives an exception from the Department of Health and Human Services regarding certain state laws, or state laws concern certain specified areas, such state standards and laws are not preempted.

       We will conduct our operations in an attempt to comply with all applicable HIPAA requirements. Given the complexity of the HIPAA regulations, the possibility that the regulations may change, and the fact that the regulations are subject to changing and, at times, conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Furthermore, a state’s ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance more difficult. To the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA, payments to us may be delayed or denied. Additionally, the costs of complying with any changes to the HIPAA regulations may have a negative impact on our operations. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions, including significant monetary penalties. In addition, our failure to comply with state health information laws that may be more restrictive than the regulations issued under HIPAA could result in additional penalties.
Risks Related to Our Business
If Our Medicare Contracts Are Not Renewed or Are Terminated, Our Business Would Be Substantially Impaired.
       We provide services to our Medicare eligible members through our Medicare Advantage health plans pursuant to a limited number of contracts with CMS. These contracts generally have terms of one year and must be renewed each year. Each of our contracts with CMS is terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. If we are unable to renew, or to successfully rebid or compete for any of these contracts, or if any of these contracts are terminated, our business would be materially impaired.
Because Our Premiums, Which Generate Most of Our Revenue, Are Established by Contract and Cannot Be Modified During the Contract Terms, Our Profitability Will Likely Be Reduced or We Could Cease to Be Profitable if We Are Unable to Manage Our Medical Expenses Effectively.
       Substantially all of our revenue is generated by premiums consisting of monthly payments per member that are established by contracts with CMS for our Medicare Advantage plans or by contracts with our commercial customers, all of which are typically renewable on an annual basis. For the nine months ended September 30, 2005, our Medicare premiums across our service areas ranged from $648.44 to $829.52 per member per month. If our medical expenses exceed our estimates, except in very limited circumstances or as a result of risk score adjustments for member acuity, we will be unable to increase the premiums we receive under these contracts during the then-current terms. As a result, our profitability depends, to a significant degree, on our ability to adequately predict and effectively manage our medical expenses related to the provision of healthcare services. Relatively small changes in our MLR can create significant changes in our financial results. Accordingly, the failure to adequately predict and control medical expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported, or IBNR, claims, may have a material adverse effect on our financial condition, results of operations, or cash flows.
       Historically, our medical expenses as a percentage of premium revenue have fluctuated. For example, our Medicare medical expenses were 78.1% of our Medicare premium revenue in 2003 and 2004 and 78.4% for the combined nine months ended September 30, 2005. Our commercial medical expenses were 86.2% of our commercial premium revenue in 2003, 85.3% in 2004, and

86.5% for the combined nine months ended September 30, 2005. Factors that may cause medical expenses to exceed our estimates include:

•	an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

•	higher than expected utilization of healthcare services;

•	periodic renegotiation of hospital, physician, and other provider contracts;

•	changes in the demographics of our members and medical trends affecting them;

•	new mandated benefits or other changes in healthcare laws, regulations, and practices;

•	new treatments and technologies;

•	consolidation of physician, hospital, and other provider groups;

•	contractual disputes with providers, hospitals, or other service providers; and

•	the occurrence of catastrophes, major epidemics, or acts of terrorism.
       Because of the relatively high average age of the Medicare population, medical expenses for our Medicare Advantage plans may be particularly difficult to control. We attempt to control these costs through a variety of techniques, including capitation and other risk-sharing payment methods, collaborative relationships with primary care physicians and other providers, advance approval for hospital services and referral requirements, case and disease management and quality assurance programs, information systems, and, with respect to our commercial products, reinsurance. Despite our efforts and programs to manage our medical expenses, we may not be able to continue to manage these expenses effectively in the future. If our medical expenses increase, our profits could be reduced or we may not remain profitable.
Our Failure to Estimate IBNR Claims Accurately Will Affect Our Reported Financial Results.
       Our medical care costs include estimates of our IBNR claims. We estimate our medical expense liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and make adjustments, if necessary, to medical expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of medical expense that we incur may be materially more or less than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations will be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions or otherwise establish appropriate premium pricing, further exacerbating the extent of any adverse effect on our results.
Competition in Our Industry May Limit Our Ability to Maintain or Attract Members, Which Could Adversely Affect Our Results of Operations.
       We operate in a highly competitive environment subject to significant changes as a result of business consolidations, new strategic alliances, and aggressive marketing practices by other managed care organizations that compete with us for members. Our principal competitors for contracts, members, and providers vary by local service area and are comprised of national, regional, and local managed care organizations that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and SelectCare of Texas, a subsidiary of Universal American Financial Corp. Our failure to maintain or attract members to our health plans could adversely affect our results of operations. We believe changes resulting from the MMA may bring additional competitors into our Medical Advantage service areas. In addition, we face competition from other managed care companies that often have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and our markets, greater market share, larger contracting scale, and lower costs. Such competition may negatively impact our enrollment, financial forecasts, and profitability.
Our Inability to Maintain Our Medicare Advantage Members or Increase Our Membership Could Adversely Affect Our Results of Operations.
       A reduction in the number of members in our Medicare Advantage plans, or the failure to increase our membership, could adversely affect our results of operations. In addition to competition, factors that could contribute to the loss of, or failure to attract and retain, members include:

•	negative accreditation results or loss of licenses or contracts to offer Medicare Advantage plans;

•	negative publicity and news coverage relating to us or the managed healthcare industry generally;

•	litigation or threats of litigation against us;

•	disenrollment as a result of members choosing a stand-alone PDP; and

•	our inability to market to and re-enroll members who enlist with our competitors because of the new annual enrollment and lock-in provisions under the MMA.
A Disruption in Our Healthcare Provider Networks Could Have an Adverse Effect on Our Operations and Profitability.
       Our operations and profitability are dependent, in part, upon our ability to contract with healthcare providers and provider networks on favorable terms. In any particular service area, healthcare providers or provider networks could refuse to contract with us, demand higher payments, or take other actions that could result in higher healthcare costs, disruption of benefits to our members, or difficulty in meeting our regulatory or accreditation requirements. In some service areas, healthcare providers may have significant market positions. If healthcare providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those service areas could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of a large provider group. Any disruption in our provider network could result in a loss of membership or higher healthcare costs.
       Approximately 30% and 33% of our Medicare Advantage members and 32% and 29% of our total revenue as of and for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, were related to our Texas operations. A significant proportion of our providers in our Texas market are affiliated with Renaissance Physician Organization, or RPO, a large group of independent physician associations. As of September 30, 2005, physicians associated with RPO served as the primary care physicians for approximately 87% of our members in our Texas market. Our agreements with RPO generally have a term expiring December 31, 2014, but may be terminated sooner by RPO for cause or in connection with a change in control of the company that results in the termination of senior management and otherwise raises a reasonable doubt as to our successor’s ability to perform the agreements. If our HMO subsidiary’s agreement with RPO were terminated, we would be required to sign direct contracts with the RPO physicians or additional physicians in order to avoid any disruption in care of our members. It could take significant time to negotiate and execute direct contracts, and we would be forced to reassign members to new primary care physicians if all of the current primary care physicians did not sign direct contracts. This would result in loss of membership assuming that not all members would accept the reassignment to a new primary care physician. Accordingly, any significant disruption in, or termination of, our relationship with RPO could materially and adversely impact our results of operations. Moreover, RPO’s ability to terminate its agreements with us in connection with certain changes in control of the company could have the effect of delaying or frustrating a potential acquisition or other change in control of the company.
We Expect to Incur Significant Expenses in Connection with Implementing Our New Prescription Drug Benefits, Which May Have an Adverse Effect on Our Near-Term Operating Results.
       We recently received approval from CMS to provide prescription drug benefits, including stand-alone PDPs, under Medicare Part D. We have begun to incur expenses to upgrade and improve our infrastructure, technology, and systems to manage our new prescription drug benefits. We have incurred significant expenses in 2005 and expect to incur additional expenses during the remainder of 2005 as we prepare to begin providing these prescription drug benefits in January 2006. In particular, our expenses to date and the additional expenses that we expect to incur for the remainder of 2005 in connection with the implementation of our prescription drug benefits have related, and will relate, to the following:

•	hiring and training of personnel to establish and manage systems, operations, regulatory relationships, and materials;

•	systems development and upgrade costs, including hardware, software, and development resources;

•	marketing and sales;

•	enrolling new members;

•	developing and distributing member materials such as ID cards and member handbooks; and

•	handling sales inquiry and customer service calls.
We May Be Unsuccessful in Implementing Our Growth Strategy If We Are Unable to Complete Acquisitions on Favorable Terms or Integrate the Businesses We Acquire into Our Existing Operations, or If We Are Unable to Otherwise Expand into New Service Areas in a Timely Manner in Accordance with Our Strategic Plans.
       Depending on acquisition, expansion, and other opportunities, we expect to continue to increase our membership and to expand to new service areas within our existing markets and in other markets. Opportunistic acquisitions of contract rights and other health plans are an important element of our growth strategy. We may be unable to identify and complete appropriate acquisitions in a timely manner and in accordance with our or our investors’ expectations for future growth. The market price of businesses that operate Medicare Advantage plans has generally increased recently, which may increase the amount we are required to pay to complete future acquisitions. Some of our competitors have greater financial resources than we have and may be willing to pay more for these businesses. In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing, regardless of whether we already operate a plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. Moreover, some sellers may insist on selling assets that we may not want, including commercial lines of business, or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all.

       To the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

•	additional employees who are not familiar with our operations;

•	new provider networks, which may operate on terms different from our existing networks;

•	additional members, who may decide to transfer to other healthcare providers or health plans;

•	disparate information technology, claims processing, and record keeping systems; and

•	accounting policies, including those that require a high degree of judgment or complex estimation processes, including estimates of IBNR claims, accounting for goodwill, intangible assets, stock-based compensation, and income tax matters.
For all of the above reasons, we may not be able to successfully implement our acquisition strategy. Furthermore, in the event of an acquisition or investment, you should be aware that we may issue stock that would dilute your stock ownership, incur debt that would restrict our cash flow, assume liabilities, incur large and immediate write-offs, incur unanticipated costs, divert management’s attention from our existing business, experience risks associated with entering markets in which we have no or limited prior experience, or lose key employees from the acquired entities.
       Additionally, we are likely to incur additional costs if we enter new service areas or states where we do not currently operate, which may limit our ability to expand to, or further expand in, those areas. Our rate of expansion into new geographic areas may also be limited by:

•	the time and costs associated with obtaining an HMO license to operate in the new area or expanding our licensed service area, as the case may be;

•	our inability to develop a network of physicians, hospitals, and other healthcare providers that meets our requirements and those of the applicable regulators;

•	competition, which could increase the costs of recruiting members, reduce the pool of available members, or increase the cost of attracting and maintaining our providers;

•	the cost of providing healthcare services in those areas;

•	demographics and population density; and

•	the new annual enrollment period and lock-in provisions of the MMA.
Negative Publicity Regarding the Managed Healthcare Industry Generally or Us in Particular Could Adversely Affect Our Results of Operations or Business.
       Negative publicity regarding the managed healthcare industry generally or us in particular may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations by:

•	requiring us to change our products and services;

•	increasing the regulatory burdens under which we operate;

•	adversely affecting our ability to market our products or services; or

•	adversely affecting our ability to attract and retain members.
We Are Dependent Upon Our Executive Officers, and the Loss of Any One or More of These Officers and Their Managed Care Expertise Could Adversely Affect Our Business.
       Our operations are highly dependent on the efforts of Herbert A. Fritch, our President and Chief Executive Officer, and certain other senior executives, including Jeffrey L. Rothenberger, our Chief Operating Officer, and J. Murray Blackshear, our Executive Vice President, each of whom has been instrumental in developing our business strategy and forging our business relationships. Although certain of our executives, including Messrs. Fritch, Rothenberger, and Blackshear, have entered into employment agreements with us, these agreements may not provide sufficient incentives for those executives to continue their employment with us. The loss of the leadership, knowledge, and experience of Messrs. Fritch, Rothenberger, and Blackshear and our other executive officers could adversely affect our business. Replacing any of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience of our executive officers. We do not currently maintain key-man life insurance on any of our executive officers.
Violation of the Laws and Regulations Applicable to Us Could Expose Us to Liability, Reduce Our Revenue and Profitability, or Otherwise Adversely Affect Our Operations and Operating Results.
       The federal and state agencies administering the laws and regulations applicable to us have broad discretion to enforce them. We are subject, on an ongoing basis, to various governmental reviews, audits, and investigations to verify our compliance with our contracts, licenses, and applicable laws and regulations. An adverse review, audit, or investigation could result in any of the following:

•	loss of our right to participate in the Medicare program;

•	loss of one or more of our licenses to act as an HMO or third party administrator or to otherwise provide a service;

•	forfeiture or recoupment of amounts we have been paid pursuant to our contracts;

•	imposition of significant civil or criminal penalties, fines, or other sanctions on us and our key employees;

•	damage to our reputation in existing and potential markets;

•	increased restrictions on marketing our products and services; and

•	inability to obtain approval for future products and services, geographic expansions, or acquisitions.
       The U.S. Department of Health and Human Services Office of the Inspector General, Office of Audit Services, or OIG, is conducting a national review of Medicare Advantage plans to determine whether they used payment increases consistent with the requirements of the MMA. Under the MMA, when a Medicare Advantage plan receives a payment increase, it must reduce beneficiary premiums or cost sharing, enhance benefits, put additional payment amounts in a benefit stabilization fund, or use the additional payment amounts to stabilize or enhance access. We cannot assure you that the findings of an audit or investigation of our business would not have an adverse effect on us or require substantial modifications to our operations. In addition, private citizens, acting as whistleblowers, are entitled to bring enforcement actions under a special provision of the federal False Claims Act.
Claims Relating to Medical Malpractice and Other Litigation Could Cause Us to Incur Significant Expenses.
       From time to time, we are party to various litigation matters, some of which seek monetary damages. Managed care organizations may be sued directly for alleged negligence, including in connection with the credentialing of network providers or for alleged improper denials or delay of care. In addition, Congress and several states have considered or are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Of the states in which we currently operate, only Texas has enacted legislation relating to health plan liability for negligent treatment decisions and benefits coverage determinations. In addition, our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. A small percentage of these providers do not have malpractice insurance. As a result of increased costs or inability to secure malpractice insurance, the percentage of physicians who do not have malpractice insurance may increase.

Although our network providers are independent contractors, claimants sometimes allege that a managed care organization should be held responsible for alleged provider malpractice, particularly where the provider does not have malpractice insurance, and some courts have permitted that theory of liability.
       Similar to other managed care companies, we may also be subject to other claims of our members in the ordinary course of business, including claims arising out of decisions to deny or restrict reimbursement for services.
       We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we cannot assure you that we will not incur substantial expense in defending these or future lawsuits or indemnifying third parties with respect to the results of such litigation. The loss of even one of these claims, if it results in a significant damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage or other theories may significantly decrease our ability to settle these claims on reasonable terms.
       We maintain errors and omissions insurance and other insurance coverage that we believe are adequate based on industry standards. Potential liabilities may not be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations, or the amount of our insurance coverage and/or related reserves may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.
The Inability or Failure to Properly Maintain Effective and Secure Management Information Systems, Successfully Update or Expand Processing Capability, or Develop New Capabilities to Meet Our Business Needs Could Result in Operational Disruptions and Other Adverse Consequences.
       Our business depends significantly on effective and secure information systems. The information gathered and processed by our management information systems assists us in, among other things, marketing and sales tracking, underwriting, billing, claims processing, medical management, medical care cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support on-line customer service functions, provider and member administrative functions and support tracking and extensive analyses of medical expenses and outcome data. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and handle our expansion and growth. Any inability or failure to properly maintain management information systems, successfully update or expand processing capability or develop new capabilities to meet our business needs in a timely manner, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers or in implementing our growth strategies, disputes with customers and providers, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate reports and other adverse consequences. To the extent a failure in maintaining effective information systems occurs, we may need to contract for these services with third-party management companies, which may be on less favorable terms to us and significantly disrupt our operations and information flow.
       Furthermore, our business requires the secure transmission of confidential information over public networks. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations and profitability would be adversely affected by cancellation of contracts, loss of members and potential criminal and civil sanctions if they are not prevented.

Risks Related to the Offering
There Has Been No Prior Public Market for our Common Stock, and Market Volatility May Affect Our Stock Price and the Value of Your Investment Following this Offering.
       Prior to this offering there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop, how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. The market prices for securities of managed care companies in general have been volatile and may continue to be volatile in the future. The following factors, in addition to other risk factors described herein, may have a significant impact on the market price of our common stock:

•	Medicare budget decreases or changes in Medicare premium levels or reimbursement methodologies;

•	regulatory or legislative changes;

•	expectations regarding increases or decreases in medical claims and medical care costs;

•	adverse publicity regarding HMOs, other managed care organizations and health insurers in general;

•	government action regarding Medicare eligibility;

•	the termination of any of our material contracts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the managed care industry or our provider networks;

•	the success of our operating or growth strategies;

•	the operating and stock price performance of other comparable companies;

•	changes in expectations of our future growth, financial performance or changes in financial estimates, if any, of public market analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	changes in accounting principles; and

•	the loss of any of our key management personnel.
       In particular, investors purchasing common stock in this offering may not be able to resell their shares at or above the initial public offering price. The stock markets in general, and the markets for healthcare stocks in particular, have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and divert management’s attention and resources, which could hurt our business, operating results, and financial condition.
If We Are Unable to Implement Effective Internal Controls Over Financial Reporting, Investors Could Lose Confidence in the Reliability of Our Financial Statements, Which Could Result in a Decrease in the Price of Our Common Stock.
       Following the offering, we will be required to implement financial, internal, and management control systems to meet our obligations as a public company, including obligations imposed by the Sarbanes-Oxley Act of 2002. We are working with our independent legal, accounting, and financial advisors to identify those areas in which changes should be made to our financial and management control systems. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. If we are unable to identify, implement, and conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to conclude that our internal controls over financial reporting are effective, as required by Section 404 of the Sarbanes-Oxley Act, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. This result may also subject us to adverse regulatory consequences.
The Significant Concentration of Ownership of Our Common Stock Will Limit Your Ability to Influence Corporate Activities and Could Adversely Affect the Trading Price of Our Common Stock.
       Following the completion of this offering, GTCR and its affiliates will own approximately           % of our outstanding common stock, or approximately           %, assuming the sale of the shares subject to the over-allotment option granted to the underwriters. As a result, GTCR will have substantial influence over the outcome of matters requiring stockholder approval, including the election of directors, amendments to our amended and restated certificate of incorporation, and significant corporate transactions. The interests of GTCR may not always coincide with our interests or the interests of other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might adversely affect the market price of our common stock. In addition, this concentration of stock ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning stock in a company with a significant stockholder. Additionally, pursuant to our amended and restated stockholders agreement, we have agreed to nominate, and the stockholders party thereto have agreed to vote in favor of, two representatives designated by GTCR to serve as directors as described elsewhere in this prospectus, which increases the influence GTCR will have with respect to significant corporate transactions.
Under Our Amended and Restated Certificate Of Incorporation, the GTCR and Other Non-Employee Directors Will Not Have Any Duty to Refrain From Engaging Directly or Indirectly in the Same or Similar Business Activities or Lines of Business That We Do, Which May Result in the Company Not Having the Opportunity to Pursue a Corporate Opportunity That May Have Been Appropriate or Beneficial for the Company to Undertake.
       Under our amended and restated certificate of incorporation, the directors, officers, stockholders, members, managers, employees, and affiliates of GTCR and the GTCR and our other non-employee directors will not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GTCR affiliate or entity or non-employee director, as the case may be, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, the GTCR fund or non-employee director, as the case may be, will not, unless such opportunity has been expressly offered to such person solely in his capacity as a director of the company, have any duty to communicate or offer such corporate opportunity to us and may pursue such corporate opportunity for itself or direct such corporate opportunity to another person, which may result in the company not having the opportunity to pursue a corporate opportunity that may have been appropriate or beneficial for us to undertake. See “Description of Capital Stock — Corporate Opportunities and Transactions with GTCR.”
Anti-takeover Provisions in Our Organizational Documents Could Make an Acquisition of Us More Difficult and May Prevent Attempts by Our Stockholders to Replace or Remove Our Current Management.
       Provisions in our amended and restated certificate of incorporation and our second amended and restated bylaws may delay or prevent an acquisition of us or a change in our management or similar change in control transaction, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices or that stockholders may deem to be in their best interests. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, that:

•	special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the directors;

•	any stockholder wishing to properly bring a matter before a meeting of stockholders must comply with specified procedural and advance notice requirements;

•	actions taken by the written consent of our stockholders require the consent of the holders of at least 66 2/3% of our outstanding shares;

•	our board of directors will be classified into three classes, with each class serving a staggered three-year term;

•	the authorized number of directors may be changed only by resolution of the board of directors;

•	our second amended and restated bylaws and certain sections of our amended and restated certificate of incorporation relating to anti-takeover provisions may generally only be amended with the consent of the holders of at least 66 2/3% of our outstanding shares;

•	directors may be removed other than at an annual meeting only for cause;

•	any vacancy on the board of directors, however the vacancy occurs, may only be filled by the directors; and

•	our board of directors has the ability to issue preferred stock without stockholder approval.
See also, “Description of Capital Stock — Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws.”
Future Sales of Our Common or Preferred Stock Could Lower the Market Price of Our Common Stock.
       After this offering, we will have outstanding                      shares of common stock. Each of our officers, directors and stockholders have agreed, subject to specified exceptions, that without the prior written consent of each of Goldman, Sachs & Co. and Citigroup Global Markets Inc., they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 180 days from the date of this prospectus. Each of Goldman, Sachs & Co. and Citigroup Global Markets Inc., may, in their sole discretion, permit early release of shares subject to the lock-up agreements. In addition, pursuant to our amended and restated stockholders agreement, each share of our common stock beneficially owned by our existing stockholders, other than the GTCR Funds, is generally subject to restrictions on transfer, other than certain permitted transfers described in the stockholders agreement.
       We currently anticipate that:

•	shares of our common stock will be available for sale 180 days after the date of this prospectus, and

•	shares will be available for sale on the first anniversary of the date of this prospectus, subject in many cases to vesting, transfer, and additional lock-up restrictions described elsewhere in this prospectus, the limitations of Rule 144 or, if applicable, Rule 701 promulgated under the Securities Act of 1933, as amended.

       For a further description of the lock-up arrangements with our existing stockholders and the eligibility of shares for sale into the public market following this offering, see “Shares Eligible for Future Sale — Lock-Up Agreements” and “Underwriting.”
       Promptly following this offering, we intend to register the shares of common stock that are authorized for issuance under our 2005 equity incentive plan and the shares issuable upon the exercise of options outstanding under our 2005 stock option plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above, applicable vesting restrictions and the restrictions imposed on our affiliates under Rule 144. Additionally, the shares issued pursuant to restricted stock purchase agreements described elsewhere in this prospectus will be eligible for sale pursuant to Rule 701, subject to the 180 day lock-up period described above and applicable transfer restrictions.
       In addition, after this offering, subject to specified conditions and limitations, certain of our existing stockholders will be entitled to registration rights pursuant to a registration rights agreement as further described under “Description of Capital Stock — Registration Rights.” In the future, we may issue additional shares, including options, warrants, preferred stock, or other convertible securities, to our employees, directors, consultants, business associates, acquired entities and/or their equityholders, or other strategic partners, or in follow-on public and/or private offerings to raise additional capital or for other purposes. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock.
If You Purchase Our Common Stock in This Offering, You Will Incur Immediate and Substantial Dilution in the Book Value of Your Shares.
       If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. For example, investors purchasing shares in the offering will have contributed approximately        % of the total amount of our equity funding since incorporation and will own approximately        % of the shares outstanding, assuming an initial public offering price of $            per share, the mid-point of the range set forth on the cover of this prospectus. Investors purchasing common stock in this offering will incur immediate dilution of $          per share of common stock as further described in the section of this prospectus entitled “Dilution.” As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. Investors will incur additional dilution upon the exercise of stock options or other equity-based awards under our equity incentive plans. In addition, if we issue additional shares, including options, warrants, preferred stock or other convertible securities, in the future to acquired entities and their equityholders, our business associates, or other strategic partners or in follow-on public and private offerings, the newly issued shares will further dilute your percentage ownership of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements. The forward-looking statements are contained primarily in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.
       Governmental action or business conditions could result in premium revenues not increasing to offset increases in medical expenses and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during these periods cannot be recovered through higher premiums. Furthermore, if we are unable to accurately estimate incurred but not reported medical expenses, our profitability may be affected. Due to these and the factors and risks described above, no assurance can be given with respect to our future premium levels or our ability to control our future medical expenses.
       Additionally, from time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the healthcare system, including but not limited to limitations on managed care organizations, including benefit mandates, and reform of the Medicare program. Such legislative and regulatory action could have the effect of reducing the premiums paid to us pursuant to the Medicare program or increasing our medical expenses. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.
       Our results of operations and projections of future earnings also depend in large part on accurately predicting and effectively managing medical expenses and other operating expenses. A variety of factors may in the future affect our ability to control our medical expenses and other operating expenses, including:

•	competition;

•	changes in healthcare practices;

•	changes in laws and regulations or interpretations thereof;

•	the expiration, cancellation or suspension of our contracts by CMS;

•	the loss of our federal or state certifications to operate our health plans;

•	inflation;

•	provider and facility contract changes;

•	new technologies;

•	unforeseen expenses related to providing prescription drug benefits;

•	the loss of members who choose stand-alone prescription drug plans in 2006;

•	our ability to successfully implement our disease management and utilization management programs;

•	major epidemics; and

•	disasters and numerous other factors affecting the delivery and cost of healthcare, including major healthcare providers’ inability to maintain their operations.
       We discuss many of the foregoing risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

RECAPITALIZATION
       HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction, which was accounted for using the purchase method, involving the company, our predecessor NewQuest, LLC, its members, GTCR Golder Rauner II, L.L.C., a private equity firm, and its related funds, or the GTCR Funds, and certain other investors and lenders. The recapitalization was completed in March 2005. Prior to the recapitalization, NewQuest, LLC was owned 43.9% by officers and employees of NewQuest, LLC, 38.2% by non-management directors of NewQuest, LLC, and 17.9% by outside investors.
       In connection with the recapitalization, the company, NewQuest, LLC, the members of NewQuest, LLC, the GTCR Funds, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which the GTCR Funds and other investors purchased an aggregate of 136,072 shares of our preferred stock and 36,475,174 shares of our common stock for an aggregate purchase price of $139.7 million. The members of NewQuest, LLC exchanged their ownership interests in NewQuest, LLC for an aggregate of $295.4 million in cash (including $17.2 million placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of our preferred stock and 24,415,263 shares of our common stock. In addition, upon the closing of the recapitalization, we issued an aggregate of 2,572,500 shares of restricted common stock to our employees for an aggregate purchase price of $257,250. We used the proceeds from the sale of preferred stock and common stock and $200 million of borrowings under our senior credit facility and senior subordinated notes to fund the cash payments to the members of NewQuest, LLC and to pay expenses and make other payments relating to the transaction. Following the recapitalization, we were owned 55.1% by the GTCR Funds, 28.7% by our executive officers and employees, and 16.2% by outside investors, including one of our non-management directors. See “Certain Relationships and Related Transactions” for additional information with respect to the recapitalization.
       Prior to the recapitalization, approximately 15% of the ownership interests in our Tennessee subsidiaries, HealthSpring Management, Inc. and HealthSpring USA, LLC, and approximately 27% of the membership interests of our Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by minority investors. As part of the recapitalization, we purchased all of the minority interests in our Tennessee subsidiaries for an aggregate consideration of approximately $27.5 million and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16.8 million. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring, LLC completed a strategic private placement pursuant to which it issued new membership interests to existing and new investors, primarily physicians affiliated with RPO. Following this private placement, the minority investors owned an approximately 15.9% interest in Texas HealthSpring, LLC, which interest will be automatically exchanged, without additional consideration, for shares of our common stock immediately prior to the completion of this offering in accordance with the organizational documents of Texas HealthSpring, LLC.

USE OF PROCEEDS
       We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $           million, based upon an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. We will use approximately $192.8 million of the net proceeds from this offering to repay all of our outstanding debt and accrued interest. We will use any remaining net proceeds for working capital and other general corporate purposes. Our outstanding indebtedness was incurred to fund a portion of the amounts paid to the equity holders of our predecessor and to pay expenses and make other payments in connection with the recapitalization. Our outstanding indebtedness consists of:

•	approximately $156.8 million principal amount under a term loan facility that bears interest at a variable rate (6.66% as of September 30, 2005) and has a final maturity of March 2011, plus accrued and unpaid interest of approximately $28,999 at September 30, 2005; and

•	approximately $35.0 million original principal amount, which had accreted at September 30, 2005 to $35.6 million, of our senior subordinated notes that bear interest at a rate of 15% per annum (12% of which is payable in cash and 3% of which is accrued quarterly and added to the principal amount outstanding) and matures in March 2012, plus accrued and unpaid interest of approximately $353,565 at September 30, 2005.

We currently intend to enter into a new revolving credit facility following this offering in connection with the repayment of our existing indebtedness.
DIVIDEND POLICY
       We have never declared or paid any cash dividends on our common stock. Our predecessor, which was a pass-through entity for tax purposes, made distributions to its members in the aggregate amounts of $19.5 million and $10.9 million in 2004 and 2003, respectively. We currently intend to retain any future earnings to fund the operation, development, and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Furthermore, we anticipate that the terms of our new revolving credit facility will, in the event any amounts are then outstanding thereunder, restrict our ability to declare cash dividends on our common stock. Our ability to pay dividends is also dependent on the availability of cash dividends from our regulated HMO subsidiaries, which are restricted by the laws of the states in which we operate, as well as the requirements of CMS relating to the operations of our Medicare Advantage health plans. At September 30, 2005, $188.4 million out of an aggregate of $205.8 million of our cash, cash equivalents, investment securities, and restricted investments were held by our HMO subsidiaries and subject to these distribution restrictions. Any future determination to declare and pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and the other limitations described above.

CAPITALIZATION
       The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis; and

•	as adjusted to reflect the following events as if they had occurred on September 30, 2005:

(i)	the conversion of all outstanding shares of our preferred stock and accrued and unpaid dividends thereon into shares of our common stock;

(ii)	the exchange of all membership units of one of our HMO subsidiaries, Texas HealthSpring, LLC, that are not owned by us for shares of our common stock; and

(iii)	the issuance and sale of shares of our common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, less estimated underwriting discounts and offering expenses payable by us, together with the application of the net proceeds from this offering to repay our outstanding indebtedness as described in “Use of Proceeds.”
       You should read the information below in conjunction with the financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of
	September 30, 2005

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$150,408	$

Debt:
Senior term loan	156,750		—
Senior subordinated notes	35,628		—

Total long-term debt	192,378		—

Stockholders’ equity:
Redeemable convertible preferred stock, par value $.01 per share:
1,000,000 shares authorized, 227,154 shares issued and outstanding, actual	2		—
Preferred stock, par value $.01 per share:
5,000,000 shares authorized, as adjusted, no shares issued and outstanding, as adjusted	—		—
Common stock, par value $.01 per share:
74,000,000 shares authorized, 64,567,937 shares issued and outstanding, actual, and shares authorized and shares issued and outstanding, as adjusted	646
Additional paid-in capital	249,128
Unearned compensation	(2,177)		(2,177)
Retained earnings	7,803		7,803

Total stockholders’ equity	255,402

Total capitalization	$447,780	$

        The information in the table excludes:

•	450,000 shares of common stock issuable upon exercise of options issued under our 2005 stock option plan, at a weighted average exercise price of $1.22 per share; and

•	an aggregate of shares of common stock reserved for future issuance under our 2005 equity incentive plan.

DILUTION
       Our net tangible book value as of September 30, 2005 was a deficit of $156.3 million, or $2.42 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at September 30, 2005, prior to this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma, as adjusted net tangible book value per share of our common stock immediately after this offering.
       After giving effect to our sale of the                      shares of common stock offered by us in this offering (after deducting the underwriting discounts and estimated offering expenses payable by us), based upon an assumed initial public offering price of $                    per share, the midpoint of the range set forth on the cover of this prospectus, our pro forma, as adjusted net tangible book value as of September 30, 2005 would have been approximately $                     million, or $                    per share of common stock. This represents an immediate increase in pro forma, as adjusted net tangible book value to our existing stockholders of $                    per share and an immediate dilution to new investors in this offering of $                    per share. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2005

Increase per share attributable to new investors

Pro forma, as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

       The following table summarizes, as of September 30, 2005, on a pro forma, as adjusted basis, the differences between our existing stockholders and new investors in this offering with respect to the total number of shares of common stock purchased from us, the aggregate cash consideration paid to us, and the average price per share paid. The calculation below is based on an assumed initial public offering price of $                    per share, the midpoint of the range set forth on the cover of this prospectus, before deducting estimated underwriting and offering expenses payable by us:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

       The existing stockholders’ amounts in the table above assumes no exercise of outstanding stock options and therefore excludes 450,000 shares of common stock issuable upon exercise of options issued under our 2005 stock option plan, at a weighted average exercise price of $1.22 per share.
       The foregoing table also does not give effect to the                      shares of our common stock reserved for future issuance under our 2005 equity incentive plan. In addition, if we grant options, warrants, preferred stock, or other convertible securities or rights to purchase our common stock in the future with exercise prices below the initial public offering price, new investors will incur additional dilution upon exercise of such securities or rights.

SELECTED FINANCIAL DATA AND OTHER INFORMATION
       The following tables present selected historical financial data and other information for the company and its predecessor, NewQuest, LLC. We derived the selected historical statement of income, cash flows, and balance sheet data as of and for the years ended December 31, 2001, 2002, 2003, and 2004 from the audited consolidated financial statements of NewQuest, LLC. The selected historical statement of income, cash flows, and balance sheet data for NewQuest, LLC as of and for the year ended December 31, 2000 are derived from the unaudited consolidated financial statements of NewQuest, LLC. The audited consolidated financial statements and the related notes to the audited consolidated financial statements of NewQuest, LLC as of and for the years ended December 31, 2002, 2003, and 2004, together with the related report of our independent registered public accounting firm are included elsewhere in this prospectus. We derived the selected statement of income, cash flows, and balance sheet data as of and for the nine months ended September 30, 2004 and the period from January 1, 2005 to February 28, 2005 from the unaudited consolidated financial statements of NewQuest, LLC. We derived the selected statement of income, cash flows, and balance sheet data as of and for the period from March 1, 2005 (the effective date of the recapitalization of NewQuest, LLC) to September 30, 2005 from the unaudited consolidated financial statements of the company. The unaudited consolidated financial statements and the related notes to the unaudited consolidated financial statements of NewQuest, LLC as of and for the nine months ended September 30, 2004 and the period from January 1, 2005 to February 28, 2005, and for the company for the period from March 1, 2005 to September 30, 2005, are included elsewhere in this prospectus.
       The selected consolidated financial data and other information set forth below should be read in conjunction with the consolidated financial statements included in this prospectus and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

								HealthSpring,
	Predecessor(1)							Inc.

							Period from	Period from	Combined
						Nine Months	January 1,	March 1,	Nine Months
	Year Ended December 31,					Ended	2005 to	2005 to	Ended
						September 30,	February 28,	September 30,	September 30,
	2000(2)	2001(3)	2002(4)	2003(5)	2004(6)	2004	2005(7)	2005(7)	2005(8)

	(Dollars in thousands, except share and unit data)
Statement of Income Data:
Revenue:
Premium:
Medicare premiums	$(9)	$(9)	$(9)	$240,037	$433,729	$314,358	$94,764	$403,212	$497,976
Commercial premiums	(9)	(9)	(9)	120,877	146,318	111,499	20,704	73,857	94,561

Total premiums	—	—	24,939	360,914	580,047	425,857	115,468	477,069	592,537
Fee revenue	184	3,976	1,099	11,054	17,919	13,508	3,461	12,018	15,479
Investment income	—	43	78	695	1,449	821	461	2,224	2,685

Total revenue	184	4,019	26,116	372,663	599,415	440,186	119,390	491,311	610,701
Expenses:
Medical expense:
Medicare expense	(9)	(9)	(9)	187,368	338,632	243,646	74,531	315,776	390,307
Commercial expense	(9)	(9)	(9)	104,164	124,743	95,422	16,312	65,437	81,749

Total medical expense	—	—	12,631	291,532	463,375	339,068	90,843	381,213	472,056
Selling, general and administrative	371	4,921	11,133	50,576	68,868	48,953	14,667	61,577	76,244
Transaction expense	—	—	—	—	—	—	6,941	1,700	8,641
Phantom stock compensation	—	—	—	—	24,200	—	—	—	—
Depreciation and amortization	—	347	275	2,361	3,210	2,352	315	4,782	5,097
Interest	—	10	25	256	214	158	42	10,150	10,192

Total operating expenses	371	5,278	24,064	344,725	559,867	390,531	112,808	459,422	572,230

Equity in (loss) earnings of unconsolidated affiliates	(166)	7,855	4,148	2,058	234	192	—	30	30
Option amendment gain	—	—	4,170	—	—	—	—	—	—

(Loss) income before minority interest and income taxes	(353)	6,596	10,370	29,996	39,782	49,847	6,582	31,919	38,501
Minority interest	—	(1,050)	(1,315)	(5,519)	(6,272)	(5,098)	(1,248)	(1,218)	(2,466)

(Loss) income before income taxes	(353)	5,546	9,055	24,477	33,510	44,749	5,334	30,701	36,035
Income tax expense	—	—	363	5,417	9,193	7,076	2,628	12,139	14,767

Net (loss) income before preferred dividends	(353)	5,546	8,692	19,060	24,317	37,673	2,706	18,562	21,268
Preferred dividends	—	—	—	—	—	—	—	10,759	10,759

Net (loss) income available to members or common stockholders	$(353)	$5,546	$8,692	$19,060	$24,317	37,673	$2,706	$7,803	$10,509

Net (loss) income per unit:
Basic	$(677.54)	$1.36	$2.13	$4.67	$5.31	$8.23	$0.55	—	—

Diluted	$(677.54)	$1.36	$2.13	$4.67	$5.31	$8.23	$0.55	—	—

Weighted average units outstanding:
Basic	521	4,078,171	4,078,171	4,078,171	4,578,196	4,578,196	4,884,196	—	—

Diluted	521	4,078,171	4,078,171	4,078,171	4,578,196	4,578,196	4,884,196	—	—

								HealthSpring,
	Predecessor(1)							Inc.

							Period from	Period from		Combined
						Nine Months	January 1,	March 1,		Nine Months
	Year Ended December 31,					Ended	2005 to	2005 to		Ended
						September 30,	February 28,	September 30,		September 30,
	2000(2)	2001(3)	2002(4)	2003(5)	2004(6)	2004	2005(7)	2005(7)		2005(8)

	(Dollars in thousands, except share and unit data)
Net income per common share available to common stockholders:
Basic	$—	$—	$—	$—	$—	$—	$—	$0.12		$—

Diluted	—	—	—	—	—	—	—	$0.12		—

Common shares outstanding:
Basic	—	—	—	—	—	—	—	64,323,147		—

Diluted	—	—	—	—	—	—	—	64,323,147		—

Cash Flow Data:
Capital expenditures	121	46	190	3,198	2,512	2,558	149	2,026		2,175
Cash provided by (used in):
Operating activities	(353)	(488)	6,569	63,392	24,665	5,176	14,964	99,193		114,157
Investing activities	26	(46)	(6,123)	42,647	(34,615)	(39,207)	(5,469)	(277,399	)(10)	(282,868)
Financing activities	3,132	250	5,748	(11,750)	(23,311)	(23,060)	(888)	328,614	(10)	327,726
Balance Sheet Data (at period end):
Cash and cash equivalents	769	612	6,806	101,095	67,834	44,004	76,441	150,408		150,408
Total assets	2,805	9,941	37,559	132,420	142,674	118,155	159,073	646,131		646,131
Total long-term debt, including current maturities	—	—	4,958	6,175	5,475	5,650	5,358	192,378		192,378
Members’/ stockholders’ equity	2,779	8,515	14,504	22,969	55,435	48,013	62,512	255,402		255,402
Operating Statistics:
Medical loss ratio — Medicare(11)	(9)	(9)	(9)	78.06%	78.07%	77.51%	78.65%	78.32%		78.38%
Medical loss ratio — Commercial(11)	(9)	(9)	(9)	86.17%	85.25%	85.58%	78.79%	88.60%		86.45%
Selling, general and administrative expense ratio(12)	201.63%	122.44%	42.63%	13.57%	11.49%	11.12%	12.28%	12.53%		12.48%
Members — Medicare(13)	—	—	33,579	47,899	63,792	59,529	69,236	93,181		93,181
Members — Commercial(13)	—	—	53,605	54,280	48,380	50,857	40,523	41,937		41,937
Adjusted EBITDA(14)	$(353)	$6,953	$6,500	$32,613	$67,406	$52,357	$13,880	$48,551		$62,431

(1)	The company’s financial statements for the years ended December 31, 2003 and 2004 and the two month period ended February 28, 2005 have been restated to reflect a change in accounting for the acquisition by TennQuest Health Solutions, LLC, or TennQuest, of an additional ownership interest in Health Spring Management, Inc., or HSMI, in April 2003. The adjustments relating to the restatement are as described in Note 2 to the financial statements of NewQuest, LLC for the years ended December 31, 2003 and 2004 included elsewhere in this prospectus.

(2)	The unaudited consolidated financial statements for 2000 include the accounts and results of operations of NewQuest, LLC, its 85% owned subsidiary GulfQuest, LLC, and its 84.375% owned subsidiary TennQuest. As of December 31, 2000, TennQuest owned 50% of the outstanding stock in HSMI, and HSMI owned 100% of HealthSpring of Tennessee, Inc., or HTI. The company accounted for its ownership interest in HSMI under the equity method of accounting.

(3)	On December 21, 2001, the minority shareholders of GulfQuest converted their 15% interest in GulfQuest into NewQuest, LLC membership units.

(4)	In November, 2002, NewQuest, LLC acquired The Oath — A Health Plan for Alabama, Inc., subsequently renamed HealthSpring of Alabama, Inc., an Alabama for-profit HMO.

(5)	On April 1, 2003, TennQuest exercised an option to acquire an additional 33% interest in HSMI from another shareholder of HSMI. As a result of the acquisition of these shares, the company held 83% of the ownership interests in HSMI and consolidated the results of HTI’s operations within the company’s operations for the period from April 1, 2003. Prior to April 1, 2003, the company accounted for its ownership interest in HSMI under the equity method. On December 19, 2003, HSMI and HealthSpring USA, LLC each redeemed certain of their outstanding ownership interests, which resulted in the company owning 84.8% of the outstanding ownership interests of HSMI and HealthSpring USA, LLC at December 31, 2003.

(6)	On January 1, 2004, the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units in NewQuest, LLC, and on February 2, 2004 TennQuest was merged into NewQuest, LLC. Effective December 31, 2004, holders of phantom membership units in NewQuest, LLC converted their phantom units into 306,025 membership units of NewQuest, LLC. In connection with the conversion, the company recognized phantom stock compensation expense of $24.2 million.

(7)	On November 10, 2004, NewQuest, LLC and its members entered into a purchase and exchange agreement with the company as part of the recapitalization. Pursuant to this agreement and a related stock purchase agreement, on March 1, 2005, the GTCR Funds and certain other persons contributed $139.7 million of cash to the company and the members of NewQuest, LLC contributed a portion of their membership units in exchange for preferred and common stock of the company. Additionally, we entered into a $165.0 million term loan, with an additional $15.0 million available pursuant to a revolving loan facility, and issued $35.0 million of subordinated notes. We used the cash contribution and borrowings to acquire the members’ remaining membership units in NewQuest, LLC for approximately $295.4 million in cash. The aggregate transaction value for the recapitalization was $438.8 million, which included $5.3 million of capitalized acquisition related costs and $6.3 million of deferred financing costs. In addition, NewQuest, LLC incurred $6.9 million of transaction costs which were expensed during the two-month period ended February 28, 2005 and the company incurred $1.7 million of transaction costs that were expensed during the seven-month period ended September 30, 2005. The transactions resulted in the Company recording $323.8 million in goodwill and $91.2 million in identifiable intangible assets.

(8)	The combined financial information for the nine months ended September 30, 2005 includes the results of operations of NewQuest, LLC, for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through September 30, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two month period and the seven month period to provide a comparison with the comparable nine month period in 2004, and is not presented in accordance with GAAP.

(9)	Premium revenues and medical expense are reported in total only and are not separated into Medicare and commercial for 2000, 2001, and 2002 as the company did not report information in this format. As a result, the company is not able to determine the Medicare and commercial medical loss ratios for 2000, 2001, and 2002.

(10)	A substantial portion of the cash flows for investing and financing activities for the seven-month period ended September 30, 2005 relate to the recapitalization. See “Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Recapitalization.”

(11)	The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants.

(12)	The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total revenue.

(13)	At end of each period presented. Data not available for 2000 and 2001.

(14)	In evaluating our business, our management uses Adjusted EBITDA as a supplemental measure of financial operating performance and as a measure of our cash generating capability. Additionally, Adjusted EBITDA is presented because we believe Adjusted EBITDA is a meaningful indicator that can be used by investors to analyze and compare our operating performance to the operating performance of other companies. We define Adjusted EBITDA as EBITDA plus minority interest plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We define EBITDA as net income before interest expense, income tax expense, depreciation and amortization, and preferred dividends (if applicable). Adjusted EBITDA and EBITDA do not represent and should not be considered as alternatives to net income as determined by GAAP and our calculation thereof may not be comparable to that reported by other companies. You should not consider Adjusted EBITDA or EBITDA as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA is calculated as set forth in the table below, which also provides a reconciliation to EBITDA and net income before preferred dividends:

								HealthSpring,
	Predecessor							Inc.

							Period from	Period from	Combined
						Nine Months	January 1,	March 1,	Nine Months
	Year Ended December 31,					Ended	2005 to	2005 to	Ended
						September 30,	February 28,	September 30,	September 30,
	2000	2001	2002	2003	2004	2004	2005	2005	2005

	(in thousands)
Net (loss) income before preferred dividends(a)	(353)	5,546	8,692	19,060	24,317	37,673	2,706	18,562	21,268
Plus: income tax expense	—	—	363	5,417	9,193	7,076	2,628	12,139	14,767
Plus: interest expense	—	10	25	256	214	158	42	10,150	10,192
Plus: depreciation and amortization	—	347	275	2,361	3,210	2,352	315	4,782	5,097

EBITDA	(353)	5,903	9,355	27,094	36,934	47,259	5,691	45,633	51,324

Plus: minority interest(b)	—	1,050	1,315	5,519	6,272	5,098	1,248	1,218	2,466
Less: option amendment gain	—	—	(4,170)	—	—	—	—	—	—
Plus: phantom stock compensation(c)	—	—	—	—	24,200	—	—	—	—
Plus: transaction expenses(d)	—	—	—	—	—	—	6,941	1,700	8,641

Adjusted EBITDA	(353)	6,953	6,500	32,613	67,406	52,357	13,880	48,551	62,431

(a)	Reflects the net income for each period presented, however, for the seven month and combined nine month periods ended September 30, 2005, respectively, reflects net income before dividends accruing with respect to the preferred stock issued in the recapitalization. Upon the consummation of the offering, all shares of preferred stock will convert into shares of our common stock.

(b)	Represents minority interests held in selected subsidiaries of NewQuest, LLC and the company. Management has historically evaluated its financial performance before the deduction for minority interests. Upon consummation of the offering, all minority interests will be eliminated.

(c)	Phantom stock compensation represents $24.2 million of compensation expense recognized in 2004 related to the conversion of phantom membership units into membership units of NewQuest, LLC.

(d)	Transaction expenses represents $6.9 million of transaction costs related to the recapitalization that were expensed by NewQuest, LLC during the two-month period ended February 28, 2005 and $1.7 million that were expensed by the company during the seven-month period ended September 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations that by their nature involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements. Moreover, past financial and operating performance are not necessarily reliable indicators of future performance and you are cautioned in using our historical results to anticipate future results or to predict future trends. In evaluating any forward-looking statement, you should specifically consider the information set forth under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements” as well as other cautionary statements contained elsewhere in this prospectus, including the matters discussed in “Critical Accounting Policies and Estimates” below.
Overview
       We are a managed care organization that focuses primarily on Medicare, the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS. We currently own and operate Medicare Advantage health plans in Tennessee, Texas, Alabama, Illinois, and Mississippi. Although we concentrate on Medicare Advantage plans, an alternative to traditional fee-for-service Medicare, we also utilize our infrastructure and provider networks in Tennessee and Alabama to offer commercial health plans to individuals and employer groups. For the combined nine months ended September 30, 2005, approximately 81.5% of our total revenue consisted of premiums we received from CMS pursuant to our Medicare Advantage contracts.
       We operate our business through our subsidiaries. In general, we have a licensed HMO subsidiary in each state in which we do business, which is regulated by the relevant state department of insurance. We also typically have nonregulated management subsidiaries in each of our geographic markets that contract with our HMO subsidiaries for management and other administrative services, including financial administration and analysis, credentialing, personnel, claims processing, utilization management, risk management, quality management, customer service, insurance processing, contract negotiation, provider relations, and reporting and analysis. Over our history, these subsidiaries have been accounted for under the equity method or consolidated depending, generally, on the level of ownership by, and control position of, our predecessor, the ultimate parent entity prior to the recapitalization.
       In Tennessee, from the commencement of our operations in September 2000 until March 31, 2003, we owned, indirectly, a 50% interest in our Tennessee HMO and management subsidiaries and accounted for these subsidiaries using the equity method. On April 1, 2003, we acquired an additional 33% interest and from the acquisition date consolidated the operations of these subsidiaries for accounting purposes. On December 19, 2003, we increased our ownership interest of the Tennessee subsidiaries to approximately 85%, which was our level of ownership immediately preceding the recapitalization on March 1, 2005. Concurrently with the recapitalization, we acquired the remaining minority interest in the Tennessee HMO. We acquired our Alabama HMO subsidiary in November 2002. In Texas, although we have had, and will continue to have until the completion of this offering, minority ownership interests in our Texas HMO subsidiary, we have accounted for our Texas operations on a consolidated basis for all periods presented herein.

       Our primary source of revenue is monthly premium payments we receive based on membership enrolled in our managed care plans. The following table summarizes our Medicare Advantage and commercial plan membership, by state, as of the dates indicated.

	December 31,			September 30,

	2002	2003	2004	2004	2005

Medicare Advantage Membership
Tennessee	22,997	25,772	29,862	28,835	39,812
Texas	7,718	15,637	21,221	19,397	28,700
Alabama	2,864	6,490	12,709	11,297	21,521
Illinois	—	—	—	—	2,915
Mississippi(1)	—	—	—	—	233

Total	33,579	47,899	63,792	59,529	93,181

Commercial Membership(2)
Tennessee	30,637	32,668	32,139	32,621	29,658
Alabama	22,968	21,612	16,241	18,236	12,279

Total	53,605	54,280	48,380	50,857	41,937

(1)	We commenced enrollment efforts in Mississippi effective July 1, 2005.

(2)	Does not include members of commercial PPOs owned and operated by unrelated third parties that pay us a fee for access to our contracted provider network.
       As a result of the MMA reforms, and particularly as a result of the prescription drug coverage requirements under Medicare Part D beginning in January 2006, we expect Medicare Advantage plan membership penetration in our markets generally and enrollment in our Medicare plans specifically to increase. We expect our Medicare PMPM premiums to increase in 2006 as a result of drug coverage premiums as well as annual rate increases. We also expect our Medicare MLRs to increase as we take into account additional costs related to prescription drugs. In addition, we expect a substantial increase in our Medicare membership in 2006 attributable to new enrollment in our stand-alone PDPs, which will be comprised primarily of auto-enrolled dual-eligible beneficiaries. In October 2005, CMS announced that our stand-alone PDPs in five states (four CMS PDP regions) had been initially auto-assigned approximately 90,000 dual-eligible beneficiaries who will be enrolled in our Medicare Part D prescription drug benefit plans effective January 1, 2006, unless they elect prescription drug coverage from an alternative provider. We expect to receive notice from CMS of additional auto-assignments prior to the Medicare Part D effective date.
The Recapitalization
       HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction, which was accounted for using the purchase method, involving our predecessor, NewQuest, LLC, its members, the GTCR Funds, and certain other investors and lenders. The recapitalization was completed on March 1, 2005. Prior to the recapitalization, NewQuest, LLC was owned 43.9% by our officers and employees, 38.2% by non-management directors of NewQuest, LLC, and 17.9% by outside investors.
       In connection with the recapitalization, the company, NewQuest, LLC, its members, the GTCR Funds, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which the GTCR Funds and certain other investors purchased an aggregate of 136,072 shares of our preferred stock and 36,475,174 shares of our common stock for an aggregate purchase price of $139.7 million. The members of NewQuest, LLC exchanged or sold their ownership interests in NewQuest, LLC for an aggregate of $295.4 million in cash (including $17.2 million placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of our preferred stock, and 24,415,263 shares of our common stock. In addition, upon the closing of the recapitalization, the company issued an aggregate of 2,572,500 shares of restricted common stock to employees of the company for an aggregate purchase price of $257,250. The company used the proceeds from the sale of preferred and common stock and $200 million of borrowings under our senior credit facility and senior subordinated notes to fund the cash payments to the members of NewQuest, LLC and to pay expenses and other payments relating to the transaction. Immediately following the recapitalization, the company was owned 55.1% by the GTCR Funds, 28.7% by our executive officers and employees, and 16.2% by outside investors, including one of our non-management directors.
       Prior to the recapitalization, approximately 15% of the ownership interests in two of our Tennessee management subsidiaries and approximately 27% of the membership interests of our Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, we purchased all of the minority interests in our Tennessee subsidiaries for an aggregate consideration of approximately $27.5 million and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16.8 million. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring completed a private placement pursuant to which it issued new membership interests to existing and new investors, primarily physicians affiliated with RPO, for net proceeds of $7.7 million. Following this private placement, and as of September 30, 2005, the outside investors own an approximately 15.9% interest in Texas HealthSpring, LLC, which interest will be automatically exchanged, without additional consideration, for shares of our common stock immediately prior to the completion of this offering.
       The recapitalization was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. The aggregate transaction value for the recapitalization was $438.8 million, which included $5.3 million of capitalized acquisition related costs and $6.3 million of deferred financing costs. In addition, the company incurred $6.9 million of transaction costs which were expensed during the two-month period ended February 28, 2005 and $1.7 million which were expensed during the seven-month period ended September 30, 2005. As a result of the recapitalization, the company acquired $114.7 million of net assets, including $91.2 million of identifiable intangible assets, and goodwill of approximately $323.8 million. Of the $91.2 million of identifiable intangible assets we recorded, $24.5 million has an indefinite life, and the remaining $66.7 million is being amortized over periods ranging from 5 to 15 years.
Basis of Presentation
       HealthSpring as it existed prior to the March 1, 2005 recapitalization is sometimes referred to as “predecessor.” For purposes of comparing our 2005 nine-month results with the comparable 2004 period, we have combined the results of operations of the predecessor from January 1, 2005 through February 28, 2005 and of the company for March 1, 2005 through September 30, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends from September 30, 2004 to September 30, 2005.
Results of Operations
Revenue
       General. Our revenue consists primarily of (i) premium revenue we generate from our Medicare Advantage and commercial lines of business; (ii) fee revenue we receive for management and administrative services provided to independent physician associations, health plans, and self-insured employers, and for access to our provider networks; and (iii) investment income.
       Premium Revenue. Our Medicare and commercial lines of business include all premium revenue we receive in our health plans. Our Medicare Advantage contracts entitle us to premium payments from CMS, on behalf of each Medicare beneficiary enrolled in our plans, generally on a per member per month, or PMPM, basis. In our commercial HMOs, we receive a monthly payment from or on behalf of each enrolled member. In both our commercial and Medicare plans we recognize premium revenue during the month in which the company is obligated to provide services to an enrolled member. Premiums we receive in advance of that date are recorded as deferred revenue.
       Premiums for our Medicare Advantage and commercial products are generally fixed by contract in advance of the period during which health care is covered. Each of our Medicare Advantage plans submits rate proposals to CMS, generally by county or service area, in June for each Medicare Advantage product that will be offered beginning January 1 of the subsequent year in accordance with the new competitive bidding process under the MMA. Retroactive rate adjustments are made periodically with respect to each of our Medicare Advantage plans based on the aggregate health status and risk scores of our plan populations. Our commercial premiums are generally fixed for the plan year, in most cases beginning January 1.
       Fee Revenue. Fee revenue includes amounts paid to us for management services provided to independent physician associations and health plans. Our management subsidiaries typically generate this fee revenue on one of three principal bases: (1) as a percentage of revenue collected by the relevant Medicare Advantage or commercial plan; (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association; or (3) as fees we receive for offering access to our provider networks and for administrative services we offer to self-insured employers. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with independent physician associations, we receive fees based on a share of the profits of the independent physician associations. To the extent these fees relate to members of our HMO subsidiaries, the fees are recognized as a credit to medical expense when we can readily determine that such fees have been earned, which determination is typically made on a monthly basis.
       Investment Income. Investment income consists of interest income and gross realized gains and losses incurred on short term available for sale and long term held to maturity investments.
Expenses
       Medical Expenses. Our largest expense is the cost of medical services we arrange for our members, or medical expenses. Medical expenses for our Medicare Advantage and commercial plans primarily consist of payments to physicians, hospitals, and other health care providers for services provided to our Medicare Advantage and commercial members. We generally pay our providers on one of three bases: (1) fee-for-service contracts based on negotiated fee schedules; (2) capitated arrangements, generally on a fixed PMPM payment basis, whereby the provider generally assumes the medical expense risk; and (3) risk-sharing arrangements, whereby we advance a capitated PMPM amount and share the risk of the medical costs of our members, professional, institutional, or both, with the provider based on actual experience as measured against pre-determined sharing ratios.
       One of our primary tools for managing our business and measuring our profitability is our medical loss ratio, or MLR, the ratio of our medical expenses to the premiums we receive. Changes in the MLR from period to period result from, among other things, changes in Medicare funding or commercial premiums, changes in benefits offered by our plans, our ability to manage medical expenses, and changes in accounting estimates related to incurred but not reported, or IBNR, claims. We use MLRs both to monitor our management of medical expenses and to make various business decisions, including what plans or benefits to offer, what geographic areas to enter or exit, and our selection of healthcare providers. We analyze and evaluate our Medicare and commercial MLRs separately.

Percentage Comparisons
       The following table sets forth the consolidated and combined statements of income data expressed as a percentage of revenues for each period indicated.

				Combined
	Year Ended		Nine Months	Nine Months
	December 31,		Ended	Ended
			September 30,	September 30,
	2003	2004	2004	2005
Revenue:
Premium:
Medicare premiums	64.4%	72.4%	71.4%	81.5%
Commercial premiums	32.4	24.4	25.3	15.5

Total premiums	96.8	96.8	96.7	97.0
Fee revenue	3.0	3.0	3.1	2.5
Investment income	0.2	0.2	0.2	0.4

Total Revenue	100.0	100.0	100.0	100.0
Expenses:
Medical expense	78.2	77.3	77.0	77.3
Selling, general and administrative expense	13.6	11.5	11.1	12.5
Transaction expense	—	—	—	1.4
Phantom stock compensation	—	4.0	—	—
Depreciation and amortization expense	0.6	0.6	0.6	0.8
Interest expense	0.1	—	—	1.7

Total expenses	92.5	93.4	88.7	93.7

Equity in earnings of unconsolidated affiliates	0.6	—	—	—
Income before minority interest and income taxes	8.1	6.6	11.3	6.3
Minority interest	(1.5)	(1.0)	(1.2)	(0.4)

Income before income taxes	6.6	5.6	10.1	5.9
Income tax expense	1.5	1.5	1.5	2.4

Net income	5.1	4.1	8.6	3.5

Net income available to members or common stockholders	5.1%	4.1%	8.6%	1.7%

Comparison of the Combined Nine Month Period Ended September 30, 2005 to the Nine Month Period Ended September 30, 2004
Membership
       Our Medicare Advantage membership increased by 56.5% to 93,181 members at September 30, 2005 as compared to 59,529 members at September 30, 2004. Substantially all of this increase was attributable to growth in membership in our existing core markets in Tennessee, Texas, and Alabama, through increased penetration in existing service areas and geographic expansion into new counties contiguous to existing service areas. Our commercial HMO membership declined by 17.5% over the same period, from 50,857 to 41,937, primarily as a result of the decision to increase premiums to maintain our commercial margins and the discontinuance of certain unprofitable customer and provider relationships in Alabama and Tennessee.

Revenue
       Total revenue was $610.7 million in the first nine months of 2005 as compared with $440.2 million for the comparable period of 2004, representing an increase of $170.5 million, or 38.7%. The components of revenue were as follows:
       Premium Revenue. Total premium revenue for the first nine months of 2005 was $592.5 million as compared with $425.9 million in the comparable 2004 period, representing an increase of $166.6 million, or 39.1%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare: Medicare premiums were $498.0 million in the first nine months of 2005 versus $314.4 million in the prior year, representing an increase of $183.6 million, or 58.4%. The primary factors affecting changes in Medicare premium revenue include membership (which we measure in member months), reimbursement rates and risk scores, the geographic mix of our Medicare members, and the mix of our members qualifying as dual-eligibles. The increase in Medicare premiums in 2005 is primarily attributable to the 43.1% increase in membership months to 708,162 for the first nine months of 2005 from 494,817 for the comparable period of 2004. An increase in our average PMPM premium to $703.20 for the first nine months of 2005 from $635.30 for the comparable period in 2004, or by 10.7%, also contributed to the increase in premium revenue. Approximately $8.2 million, or $11.52 PMPM, of the rate increase was attributable to retroactive risk payments received from CMS during the third quarter of 2005. Medicare premium revenue also benefited in 2005 from the increase in Texas membership as a percentage of our total Medicare membership because our Texas Medicare PMPM premiums are significantly higher than our average Medicare PMPM premiums. For the first nine months of 2005, Medicare premiums represented 84.0% of total premium revenue and 81.5% of total revenue as compared with 73.8% and 71.4%, respectively, for the comparable period of the prior year.

Commercial: Commercial premiums were $94.6 million in the first nine months of 2005 as compared with $111.5 million in the comparable period of the prior year, reflecting a decrease of $16.9 million, or 15.2%. The decline in commercial premiums is attributable to the decline in commercial membership months to 372,933 for the nine month period ended September 30, 2005 from 468,546 for the 2004 comparable period, or by 20.4%, which was partially offset by average commercial premium increases of approximately 6.6% over the same periods. For the first nine months of 2005, commercial premiums represented 16.0% of total premium revenue and 15.5% of total revenue versus 26.2% and 25.3%, respectively, for the comparable period in the prior year. Primarily as a result of the company’s Medicare program expansion into Mississippi and new areas in Tennessee, Texas, and Illinois, continuing Medicare member growth in existing service areas, our recent decision to exit the individual and small employer group commercial markets in Alabama, and the implementation of Medicare Part D in 2006, we expect commercial premium revenue as a percentage of total premium revenue and total revenue to continue to decline in the future.

       Fee Revenue. Fee revenue was $15.5 million in the first nine months of 2005 as compared with $13.5 million in the comparable period of the prior year, representing an increase of $2.0 million, or 14.8%. The increase was primarily attributable to the addition of a new independent physician association in Tennessee in January 2005, increases in independent physician association management fees, which are calculated by reference to increased PMPM premiums on the commercial and Medicare business, and the increase in Medicare Advantage membership.
       Investment Income. Investment income was $2.7 million for the first nine months of 2005 versus $0.8 million for the comparable period of the prior year, reflecting an increase of $1.9 million, or 227.0%. The increase is attributable primarily to an increase in average invested and cash balances, coupled with a higher average yield on these balances.

Medical Expense
       Medicare medical expense for the nine months ended September 30, 2005 increased $146.7 million, or 60.2%, to $390.3 million from $243.6 million for the same period in 2004, primarily as a result of increased membership. Commercial medical expense decreased by $13.7 million, or 14.3%, to $81.7 million for the first nine months of 2005 as compared to $95.4 million for the same period of last year, which decrease was primarily the result of the decrease in commercial membership over the same period.
       For the nine months ended September 30, 2005, the Medicare MLR was 78.38% versus 77.51% for the first nine months of 2004, an increase of 87 basis points, which was primarily attributable to general medical cost inflation, higher Medicare inpatient admissions per thousand, an increase in the average cost per admission, and an increase in benefits, including implementation of a fitness program in all markets and increased drug benefits in selected markets. Our Medicare medical expense calculated on a PMPM basis was $551.15 for the nine months ended September 30, 2005, compared with $492.40 for the comparable period in 2004, reflecting an increase of 11.9%, which was primarily attributable to a higher mix of dual-eligible beneficiaries in the 2005 period. The commercial MLR was 86.45% for the first nine months of 2005 as compared with 85.58% in the first nine months of the prior year, an increase of 87 basis points, which was primarily attributable to higher inpatient utilization in the Tennessee and Alabama markets and higher physician and outpatient trends in Alabama.
Selling, General, and Administrative Expense
       Selling, general, and administrative, or SG&A, expense for the nine months ended September 30, 2005 was $76.2 million (not including the $8.6 million of transaction expense described below) as compared with $49.0 million for the same period last year, an increase of $27.2 million, or 55.7%. As a percentage of revenue, SG&A expense was 12.48% for the first nine months of 2005 versus 11.12% for the prior year comparable period, an increase of 136 basis points. The increase in SG&A expense was attributable, in part, to increased personnel and other spending associated with supporting and sustaining our membership growth, including expansion into new geographic areas. During late 2004 and early 2005, we commenced expansion into selected counties surrounding Chattanooga and Memphis, Tennessee as well as into the Chicago, Illinois metropolitan area. As we expand into new service areas we incur a significant amount of expense in advance of the effective member enrollment dates, when we begin to collect revenue for new members. During the first nine months of 2005, the company incurred approximately $4.6 million of pre-enrollment expense associated with this expansion activity. In addition, in the 2005 nine month period we incurred approximately $0.8 million of incremental expense relating primarily to sales and marketing activities associated with the implementation of our Medicare Part D programs and new membership recruitment and enrollment. We expect to incur approximately $3.0 million in additional expenses during the remainder of 2005 in preparation for the January 1, 2006 Part D implementation.
Transaction Expenses
       Transaction expenses of $8.6 million were incurred in the first nine months of 2005 in conjunction with the recapitalization. This expense includes fees paid to financial and legal advisors and other expenses, including settlement of an agreement to issue additional consideration to RPO based on the achievement of future performance goals.
Depreciation and Amortization Expense
       Depreciation and amortization expense was $5.1 million in the first nine months of 2005 as compared with $2.4 million in the comparable period of the prior year, representing an increase of $2.7 million, or 112.5%, which increase was primarily attributable to the amortization of identifiable intangible assets recorded in conjunction with the recapitalization. Amortization related to the recapitalization in the amount of $3.3 million was recorded during the first nine months of 2005. Management currently expects that amortization relating to the identifiable intangible assets recorded in the recapitalization for the remainder of 2005 will be approximately $1.4 million and for the full 2006 year will be approximately $5.7 million.
Interest Expense
       Interest expense was $10.2 million in the first nine months of 2005. Almost all of the company’s interest expense relates to the senior credit facility and senior subordinated notes put in place in conjunction with the recapitalization. For the nine months ended September 30, 2005, we recorded interest expense of $6.4 million related to our senior credit facility and $3.2 million related to our senior subordinated notes. Additionally, interest expense in the first nine months of 2005 includes $0.6 million for amortization of deferred finance costs. The effective interest rate during the first nine months of 2005 on the senior credit facility was 6.8% per year and on the senior subordinated notes was 15% per year, 12% of which is payable in cash and 3% of which accrues quarterly and is added to the outstanding principal amount. We currently expect to use our proceeds from the offering to repay all of our outstanding indebtedness. Accordingly, we anticipate interest expense will decline substantially in subsequent periods.
Minority Interest
       Minority interest was $2.5 million in the first nine months of 2005 as compared with $5.1 million in the same period last year. The change is attributable to the reduction of minority interest ownership in our Tennessee management subsidiaries and Texas HealthSpring, LLC in connection with the recapitalization. The earnings of these subsidiaries increased in 2005 as compared with 2004, which would have resulted in an increase in minority interest if it had not been offset by our increase in ownership.
Income Tax Expense
       For the nine months ended September 30, 2005, income tax expense was $14.8 million, reflecting an effective tax rate of 41.0%, versus $7.1 million, reflecting an effective tax rate of 15.8%, for the comparable period in 2004. The increase in the effective tax rate is a result of the fact that our predecessor and several of its subsidiaries were pass-through tax entities that were taxed at the member level and the successor is taxed on a consolidated basis at the corporate level.
Preferred Dividend
       In the nine months ended September 30, 2005, we accrued $10.8 million of dividends payable on the preferred stock issued in connection with the recapitalization. The $227.2 million liquidation value of preferred stock has an accumulating dividend of 8%, whether declared or paid. It is anticipated that the preferred stock will automatically convert into common stock immediately prior to the consummation of this offering, based upon the liquidation value, $1,000 per share, of the preferred stock, plus accrued and unpaid dividends thereon, divided by the initial public offering price.
Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
       As previously noted, prior to April 1, 2003, the predecessor accounted for its Tennessee management subsidiary, HealthSpring Management, Inc., or HSMI, including HSMI’s wholly owned subsidiary, HealthSpring of Tennessee, Inc., or HTI, our Tennessee HMO, using the equity method. On April 1, 2003, the predecessor increased its ownership of HSMI to 83% and consolidated the results of HSMI and HTI for the balance of 2003 and all of 2004. Although not in accordance with GAAP, management believes the changes from 2003 to 2004 in results of operations and the reasons therefor are best understood by comparing 2004 as reported to 2003 as adjusted to reflect HSMI on an “as if consolidated basis” for the first quarter of 2003. The adjustments to statement of income data for 2003 to reflect HSMI on an “as if consolidated basis” are set forth in the table below:

		HSMI for the
	Year Ended	Period from
	December 31,	January 1,	Year Ended
	2003	2003 through	December 31,	Year Ended
	Predecessor	March 31,	2003	December 31,
	As Restated	2003	As Adjusted	2004

	(In thousands)
Revenue:
Premium:
Medicare premiums	$240,037	$58,794	$298,831	$433,729
Commercial premiums	120,877	20,187	141,064	146,318

Total premiums	360,914	78,981	439,895	580,047
Fee revenue	11,054	(52)	11,002	17,919
Investment income	695	136	831	1,449

Total revenue	372,663	79,065	451,728	599,415
Expenses:
Medical expense
Medicare expense	187,368	51,385	238,753	338,632
Commercial expense	104,164	15,772	119,936	124,743

Total medical expense	291,532	67,157	358,689	463,375
Selling, general and administrative	50,576	7,507	58,083	68,868
Phantom stock compensation	—	—	—	24,200
Depreciation and amortization	2,361	412	2,773	3,210
Interest	256	—	256	214

Total operating expenses	344,725	75,076	419,801	559,867

Income before equity in earnings of unconsolidated affiliates, minority interest, and income taxes	27,938	3,989	31,927	39,548
Equity in earnings of unconsolidated affiliates	2,058	(1,994)	64	234

Income before minority interest and income taxes	29,996	1,995	31,991	39,782
Minority interest	(5,519)	(1,995)	(7,514)	(6,272)

Income before income taxes	24,477	—	24,447	33,510
Income tax expense	5,417	—	5,417	9,193

Net income	$19,060	$—	$19,060	$24,317

Membership
       Our Medicare Advantage membership increased by 33.2%, to 63,792 members at December 31, 2004, as compared to 47,899 members at December 31, 2003. This increase was attributable to growth in membership in all of our existing markets — Tennessee (4,090, or 15.9%, increase in members), Texas (5,584, or 35.7%, increase), and Alabama (6,219, or 95.8%, increase) — through increased penetration in existing service areas and geographic expansion into new counties contiguous to existing service areas. Our commercial membership declined by 10.9% over the same period, from 54,280 to 48,380, primarily as a result of the decision to discontinue certain unprofitable customer and provider relationships and markets in Alabama and Tennessee.

Revenue
       Total revenue was $599.4 million for 2004 as compared with $451.7 million for 2003, as adjusted, an increase of $147.7 million, or 32.7%. The components of revenue were as follows:
       Premium Revenue. Total premium revenue for 2004 was $580.0 million as compared with $439.9 million in 2003, as adjusted, representing an increase of $140.1 million, or 31.8%. Total premium revenue accounted for 96.8% and 97.4%, as adjusted, of our total revenue in 2004 and 2003, respectively. The components of premium revenue were as follows:

Medicare: Medicare premium revenue for 2004 was $433.7 million versus $298.8 million in 2003, as adjusted. The increase in Medicare premium revenue in 2004 by $134.9 million, or 45.1%, over 2003 is primarily attributable to a 13.0% increase in our average PMPM premiums, to $635.66 in 2004 from $562.53 in 2003, and a 28.4% increase in Medicare member months, to 682,331 in 2004 from 531,266 in 2003. Medicare premium revenues also increased because of the accelerating growth of Medicare members, particularly dual-eligible members, in Texas and Alabama, where our PMPM reimbursement rates were higher than in Tennessee. Medicare premium revenue accounted for 74.8% of total premium revenue in 2004 as compared to 67.9% of total premium revenue in 2003, as adjusted.

Commercial. Commercial premiums were $146.3 million in 2004 as compared with $141.1 million in 2003, as adjusted, reflecting an increase of $5.2 million, or 3.7%. The increase in commercial premiums is attributable to an average premium increase of $19.37, or 8.7%, which was partially offset by a 4.7% decline in commercial member months.
       Fee Revenue. Fee revenue was $17.9 million for 2004 as compared with $11.0 million, as adjusted, in the prior year, an increase of $6.9 million, or 62.9%. The increase was primarily attributable to increased Medicare membership and Medicare premiums in our managed independent physician associations.
       Investment Income. Investment income was $1.4 million for 2004 as compared with $0.8 million for the prior year, as adjusted, reflecting an increase of $0.6 million, or 74.4%. The increase is attributable primarily to an increase in average invested balances.
Medical Expense
       Total medical expense for 2004 was $463.4 million as compared with $358.7 million for 2003, as adjusted, reflecting an increase of $104.7 million, or 29.2%. Medicare medical expense for 2004 was $338.6 million as compared $238.8 million for 2003, as adjusted. Commercial medical expense for 2004 was $124.7 million as compared to $119.9 million for 2003, as adjusted.

       The components of medical expense and the corresponding MLR, by line of business were, for the periods indicated, as follows:

	2003
	As Adjusted	2004

	(In thousands)
Premium Revenue:
Medicare	$298,831	$433,729
Commercial	141,064	146,318

	$439,895	$580,047
Medical Expense:
Medicare	$238,753	$338,632
Commercial	119,936	124,743

	$358,689	$463,375
Medical Loss Ratio (MLR):
Medicare	79.90%	78.07%
Commercial	85.02%	85.25%
       For 2004, the Medicare MLR was 78.07% compared with 79.90% for 2003, as adjusted, a decrease of 183 basis points. The decline in Medicare MLR in 2004 was primarily the result of the favorable impact of risk adjusted revenue received from CMS during the third quarter of 2004, which included positive retrospective adjustments back to January 2004. Our Medicare medical expense calculated on a PMPM basis was $496.29 for 2004 compared with $449.40 for 2003, as adjusted, reflecting an increase of 10.4%. Commercial MLR of 85.25% in 2004 was relatively flat as compared to 85.02% in 2003, as adjusted.
Selling, General, and Administrative Expense
       SG&A expense for 2004 was $68.9 million versus $58.1 million in 2003, as adjusted, reflecting an increase of $10.8 million, or 18.6%. This increase over 2003 was primarily attributable to a 17% increase in headcount, an increase in general advertising and marketing expense, and approximately $1.3 million of incremental administrative expense associated with the new market expansion into Illinois. As a percentage of total revenue, SG&A expense was 11.49% for 2004 versus 12.86% for 2003, as adjusted, a decrease of 137 basis points.
Phantom Stock Compensation
       An expense of $24.2 million was incurred in 2004 in conjunction with the recapitalization. This amount reflects the compensation expense associated with the conversion, as of December 31, 2004, by our employees of phantom membership units in the predecessor into 306,025 membership units of the predecessor in anticipation of the recapitalization.
Depreciation and Amortization Expense
       Depreciation and amortization expense for 2004 was $3.2 million as compared with $2.8 million in 2003, as adjusted, reflecting an increase of $0.4 million, or 15.76%. This increase was primarily attributable to additional depreciation on new assets purchased and increased amortization resulting from a full year of ownership of two preferred provider organization networks purchased in September 2003.
Minority Interest
       Minority interest for 2004 was $6.3 million as compared with $7.5 million in 2003, as adjusted. This change was primarily attributable to the acquisition of an additional 35% interest in the Tennessee management subsidiaries during 2003.

Income Tax Expense
       Income tax expense for 2004 was $9.2 million versus $5.4 million in 2003, reflecting an increase of $3.8 million, or 70.4%. This increase over 2003 was primarily attributable to an increase in 2004 in taxable income of $9.1 million.
Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
Membership
       Our Medicare Advantage membership increased by 42.6%, to 47,899 members at December 31, 2003, as compared to 33,579 members at December 31, 2002. This increase was attributable to growth in membership in all of our existing markets — Tennessee (2,775, or 12.1%, increase in members), Texas (7,919, or 102.6%, increase), and Alabama (3,626, or 126.6%, increase). We established our HMO operations in Texas in November 2002; prior to which our Texas operations had been limited to managing independent physician associations. We also acquired our Alabama operations in November 2002. Our commercial HMO membership was relatively flat, increasing by 1.3% from 53,605 members at 2002 year end to 54,280 at December 31, 2003.
Other Statement of Income Data
       Except for changes in membership described above, management believes that detailed comparisons of results of operations for 2003 when compared with 2002 are not meaningful for the following reasons:

•	Reported total revenue for 2003 was $372.7 million as compared to $26.1 million for 2002. A substantial contributing factor to the increase in reported 2003 revenue versus 2002 relates to the accounting for HSMI and HTI as consolidated subsidiaries for the final nine months of 2003 and on the equity method for all of 2002.

•	The effect of accounting for HSMI and HTI on a consolidated basis in 2003 versus the equity method in 2002 is the primary reason for the change in each component of net income.

•	Our Alabama operations, which we acquired in November 2002, accounted for $94.5 million in premium revenue in 2003 as compared to $12.8 million for 2002.

•	We added our HMO operations in Texas in November 2002, which had prior to that time been limited to managing independent physician associations. The Texas HMO accounted for $105.3 million in premium revenue in 2003 as compared to $8.9 million for 2002.

Liquidity and Capital Resources
       We have historically financed our operations primarily through internally generated funds. Substantially all of the cash proceeds from the $200.0 million in debt we incurred in connection with the recapitalization was paid to members of our predecessor in exchange for their membership units or to others, primarily for expenses related to the recapitalization. We generate cash primarily from premium revenue and our primary use of cash is the payment of medical and SG&A expenses. We anticipate that our current level of cash on hand and internally generated cash flows will be sufficient to fund our working capital needs and anticipated capital expenditures over the next twelve months. In addition, we intend to put in place a new $75.0 million revolving credit facility in conjunction with this offering.
       The reported changes in cash and cash equivalents for the years ended December 31, 2002, 2003, and 2004 and the combined nine month period ended September 30, 2005, which includes our predecessor for the period from January 1, 2005 through February 28, 2005 and the company for the period from March 1, 2005 through September 30, 2005, are summarized below:

				Combined
				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2002	2003	2004	2005

	(In thousands)
Net cash provided by operating activities	$6,569	$63,392	$24,665	$114,157
Net cash (used in) provided by investing activities	(6,123)	42,647	(34,615)	(282,868)
Net cash provided by (used in) financing activities	5,748	(11,750)	(23,311)	327,726

Increase (decrease) in cash and cash equivalents	$6,194	$94,289	$(33,261)	$159,015

Cash Flows from Operating Activities
       Our cash flows are heavily influenced by the timing of the Medicare Advantage premium remittance from CMS, which is payable to us on the first day of each month. This payment is sometimes received in the last couple of days of the month prior to the month of medical coverage. When this happens, we record the receipt in deferred revenue and recognize it as premium revenue in the month of medical coverage. The January 2004 payment in the amount of $28.9 million was received in December of 2003 which had the effect of increasing operating cash flows in that year with a corresponding decrease in the following year. Similarly, the October 2005 payment in the amount of $68.6 million was received in September 2005 and has been recorded on our balance sheet as of September 30, 2005 as deferred revenue. If you were to adjust our operating cash flows in 2003 and 2004 for the effect of the timing of this payment, our operating cash flows would have been as follows:

				Combined
				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2002	2003	2004	2005

	(In thousands)
Net cash provided by operating activities, as reported	$6,569	$63,392	$24,665	$114,157
Timing effect of CMS payment	—	(28,869)	28,869	(68,612)

Adjusted cash flow	$6,569	$34,523	$53,534	$45,545

Nine Months Ended September 30, 2005
       During the combined nine months of 2005, we generated $10.5 million of net income available to common stockholders and made a net investment in working capital of $19.7 million. Net income available to common stockholders had been reduced as a result of depreciation and amortization in the amount of $5.1 million, preferred stock dividends in the amount of $10.8 million and minority interest of $2.5 million, all of which represented non-cash items.
2004 Compared With 2003
       The increase in adjusted cash flow for 2004 as compared with 2003 is primarily attributable to increases in membership and premiums. For the period ended December 31, 2004, the major components of adjusted operating cash flow were net income of $24.3 million, offset by an investment in net working capital of approximately $5.7 million. Net income for the period ended December 31, 2004 had been reduced for depreciation and amortization in the amount of

$3.2 million, expense related to phantom stock compensation in the amount of $24.2 million and minority interest of $6.3 million, all of which represented non-cash items.
2003 Compared With 2002
       The increase in adjusted cash flow for 2003 as compared with 2002 is primarily attributable to increases in membership and premiums, and the effect of the consolidation of acquired subsidiaries during 2003 that were not included in the company’s 2002 operations. The increased operating cash flow in 2003 as compared with 2002 is primarily attributable to the company’s increased net income associated with a significantly higher membership and corresponding volume related increases in the liability components of working capital, primarily claims and other accounts payable. Net income and net working capital increased by $10.4 million and $7.4 million, respectively, in 2003.
Cash Flows from Investing and Financing Activities
       For the combined nine months ended September 30, 2005, the primary investing and financing activities related to the recapitalization. The company also had $2.2 million of capital expenditures. During 2004, the company made distributions to its members and minority interest holders of its subsidiary companies in the amount of $22.6 million and purchased $32.2 million of investments. Additionally, the company had capital expenditures in the amount of $2.5 million.
       For the year ended December 31, 2003, the company’s primary investing activity was the purchase of an additional 33% interest in HSMI for $2.4 million. As a result of this purchase, the company commenced consolidating this entity as a subsidiary and thus for accounting purposes was deemed to have acquired approximately $40.0 million of cash on HSMI’s balance sheet. Additionally, the company had $3.2 million of capital expenditures in 2003 and made distributions to members of $10.9 million. These payments were partially financed through proceeds from the maturity of investments in the amount of $10.1 million.
Statutory Capital Requirements
       Our HMO subsidiaries are required to maintain satisfactory minimum net worth requirements established by the respective state departments of insurance. At September 30, 2005, the statutory minimum net worth requirements were $12.1 million in the aggregate, which was comprised of $8.1 million for HealthSpring of Tennessee, Inc.; $1.1 million for HealthSpring of Alabama, Inc.; and $2.9 million for Texas HealthSpring, LLC. Each of these subsidiaries was in compliance with applicable statutory capital requirements as of September 30, 2005. The HMOs are restricted from making certain distributions to the company without appropriate regulatory notifications and approvals or to the extent such distributions would put them out of compliance with statutory capital requirements. At September 30, 2005, $188.4 million out of a total of $205.8 million of the company’s cash, cash equivalents, investment securities, and restricted investments were held by the company’s HMO subsidiaries and subject to these distribution restrictions.
Indebtedness
       In connection with the recapitalization, our subsidiary, NewQuest, Inc., entered into a senior credit facility and issued senior subordinated notes. We used borrowings under the senior credit facility and proceeds from the issuance of the senior subordinated notes, net of $6.3 million of fees recorded as deferred financing costs, as well as proceeds from the issuance of the preferred and common stock, to fund the cash payments to the members of NewQuest, LLC in the recapitalization and for other related expenses and payments. We intend to use our net proceeds from this offering to repay and redeem all amounts outstanding under the senior credit facility and senior subordinated notes. For more information see “Use of Proceeds.”

       The senior credit facility provides for borrowings in an aggregate principal amount of up to $180.0 million, which includes:

•	A senior secured term loan facility in an aggregate principal amount of up to $165.0 million, which we refer to as the “term loan facility,” which had $156.8 million principal amount outstanding as of September 30, 2005; and

•	A senior secured revolving credit facility in an aggregate principal amount of up to $15.0 million, none of which had been drawn as of September 30, 2005.

       Amounts borrowed by us under the term loan facility bear interest at floating rates, which can be either a base rate or, at our option, a LIBOR rate plus, in each case, an applicable margin. On July 1, 2005, we elected the base rate option and amounts borrowed under the term loan facility currently bear interest at an annual rate of 6.66% for the period through December 31, 2005. As required by our term loan facility, we entered into an interest rate swap agreement in July 2005, pursuant to which $25.0 million of the principal amount outstanding under the term loan facility will bear interest at a fixed annual rate of 4.25% plus the applicable margin (currently 2.75%) for the period from January 1, 2006 to June 30, 2006. The term loan facility matures on March 1, 2011. We must make a quarterly amortization payment on the term loan facility equal to $4.125 million through 2008 and increased amounts thereafter. The revolving credit facility matures, and commitments relating to the revolving credit facility terminate, on March 1, 2010. The obligations under the term loan facility are guaranteed by us and all of our non-HMO subsidiaries and are secured by all of our assets.
       The senior credit facility contains various financial covenants, including covenants with respect to leverage ratio, interest and fixed charge coverage ratio, and capital expenditures, as well as restrictions on undertaking specified corporate actions including, among others, asset dispositions, acquisitions, payment of dividends, changes in control, incurrence of additional indebtedness, creation of liens, and transactions with affiliates. We were in compliance with these financial and restrictive covenants as of September 30, 2005. We currently intend to enter into a new revolving credit facility in connection with the repayment of our existing indebtedness following this offering.
       The senior subordinated notes, issued by our subsidiary NewQuest, Inc., bear interest at an annual rate of 15%, 12% of which is payable quarterly in cash and 3% of which accrues quarterly and is added to the outstanding principal amount. The notes mature on March 1, 2012 and are guaranteed by us and our non-HMO subsidiaries on a basis subordinated to the senior credit facility. The agreements governing the notes contain financial and restrictive covenants substantially similar to those of the term loan facility.
Preferred Stock
       We sold shares of preferred stock to the GTCR Funds, members of our predecessor, and certain other new investors in connection with the recapitalization. The holders of the preferred stock are entitled to an 8% cumulative dividend per year, which accrues on a daily basis and accumulates quarterly commencing on March 31, 2005, on the sum of the liquidation value of $1,000 per share plus all accumulated and unpaid dividends. The dividends are paid when declared by the board of directors, provided that these dividends accrue whether or not they have been declared. As of September 30, 2005, accrued but unpaid dividends totaled $10.8 million. We can redeem the shares at any time for their liquidation value of $1,000 per share plus all accrued but unpaid dividends. The preferred stock has no voting rights. Additionally, only through the affirmative vote of the holders of a majority of the shares of preferred stock can we be required to use the net proceeds of any public offering to redeem, in whole but not in part, the preferred shares for cash in an amount equal to their liquidation value, $1,000 per share, plus all accrued but unpaid dividends. If not redeemed, the preferred stock will automatically convert into common stock based on the aggregate liquidation value of the preferred stock, which includes all accrued but unpaid dividends, divided by a number which is equal to the public offering price per share of our common stock in this offering. The GTCR Funds, holders of greater than a majority of the shares of preferred stock, have advised us that they do not intend to seek a redemption of the preferred stock in connection with this offering. See “Principal and Selling Stockholders.”
Off-Balance Sheet Arrangements
       At September 30, 2005, we did not have any off-balance sheet arrangement requiring disclosure.
Commitments and Contingencies
       Substantially all of our contractual commitments and contingencies requiring disclosure are related to the recapitalization and arose after December 31, 2004. The following table sets forth information regarding our contractual obligations as of September 30, 2005:

	Payments due by period:
	(In thousands)

		Less than	1 to 3	3 to 5	More than
Contractual Obligations	Total	1 year	years	years	5 years

Long term debt(1)	$205,731	$26,388	$49,455	$44,976	$84,912
Line of credit(1)	336	76	152	108	—
Subordinated debt(1)	74,402	4,373	9,170	9,741	51,399
Medical claims	69,023	69,023	—	—	—
Operating lease obligations(2)	16,226	4,381	6,942	4,530	373
Other contractual obligations	348	72	144	132	—

Total	$366,066	$104,313	$65,863	$59,487	$136,402

(1)	Payments on long-term debt include principal and interest. At September 30, 2005, there was $156,750 of principal on long-term debt outstanding. Principal is paid quarterly in the amount of $4,125 through 2008, and at increased amounts thereafter. The long-term credit facility bears interest at a floating rate, which is 6.66% for the period through December 31, 2005. For purposes of this table, the company has assumed that this interest rate on the long-term credit facility will remain at 6.66% for the term of the debt. The subordinated debt is non-amortizing debt that bears interest at 15%, 12% of which is paid quarterly in cash and 3% of which accrues quarterly and is added to the outstanding principal amount. The subordinated debt matures on March 1, 2012. There is no amount outstanding under the line of credit. The amount shown for the line of credit in the table is for an availability fee of 0.5% on the limit of $15,000.

(2)	Includes leases for office space and equipment.
Critical Accounting Policies and Estimates
       The preparation of our consolidated financial statements requires our management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Changes in estimates are recorded if and when better information becomes available. Actual results could significantly differ from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the presentation of our financial condition and results of operations and that require our management’s most difficult, subjective, and complex judgments.

Medical Claims Liability and Medical Expense
       Medical expense is recognized in the period in which services are provided and includes an estimate of the cost of medical expense that has been incurred but not yet reported, or IBNR. Included in medical expense are claim payments, capitation payments, and pharmacy costs, net of rebates, as well as estimates of future payments of claims incurred. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when earned, according to the contractual arrangements with the respective vendors. Premiums we pay to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.
       The medical claims liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans.
       The following table presents the components of our medical claims liability as of the dates indicated:

	December 31,
			September 30,
	2003	2004	2005

	(In thousands)
Incurred but not reported (IBNR)	$44,717	$50,432	$64,054
Reported claims	3,012	2,755	4,969

Total medical claims liability	$47,729	$53,187	$69,023

       The IBNR component is based on our historical claims data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. Changes in this estimate can materially affect, either favorably or unfavorably, our consolidated operating results and overall financial position.
       Our policy is to record management’s best estimate of medical expense incurred but not yet reported. To most accurately determine the best estimate, we develop a point estimate by similar medical expense categories within lines of business. The medical expense categories are in-patient facility, outpatient facility, all professional expense and pharmacy. The lines of business are commercial and Medicare. The development of the IBNR estimate uses standard actuarial developmental methodologies, including the completion factor method. This method estimates liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factor is generally reliable for older service periods, it is more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the estimate for incurred claims is developed from a trend factor analysis based on per member per month claims trends experienced in the preceding months. We apply different estimation methods depending on the month of service for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of IBNR, we estimate our claims incurred by applying the observed trend factors to the PMPM. For prior months, costs have been estimated using completion factors. In order to estimate the PMPMs for the most recent months, we validate our estimates of the most recent months’ utilization levels to the utilization levels in older months using actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.

       Our actuarial methodologies give consideration to the fact that many aspects of the managed care business are not predictable with consistency. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, and the number of neonatal intensive care babies). Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends, and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. These considerations are aggregated in the trend in medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical cost trends. Other internal factors, such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical costs trends potentially are more volatile than other segments of the economy.
       Our methodology considers premium deficiency situations and evaluates the necessity for additional liabilities related thereto. Premium deficiency accruals were not material in relation to our medical claims liability as of December 31, 2003 or 2004.
       The completion and claims trend factors are the most significant factors impacting the IBNR estimate. The following table illustrates the sensitivity of these factors and the impact on our operating results caused by hypothetical changes in these factors based on December 31, 2004 data, our most recent full fiscal year:

Completion Factor(a)		Claims Trend Factor(b)

	Increase		Increase
Increase	(Decrease)	Increase	(Decrease)
(Decrease)	in Medical	(Decrease)	in Medical
in Factor	Claims Liability	in Factor	Claims Liability

(In thousands)
3%	$(1,542)	3%	$1,611
2	(1,038)	2	1,073
1	(532)	1	536
(1)	539	(1)	(536)
(2)	1,063	(2)	(1,071)
(3)	1,611	(3)	(1,606)

(a)	Impact due to change in completion factor for the most recent three months. Completion factors indicate how complete claims paid to date are in relation to estimates for a given reporting period. Accordingly, an increase in completion factor results in a decrease in the remaining estimated liability for medical claims.

(b)	Impact due to change in annualized medical cost trends used to estimate PMPM costs for the most recent three months.
       As an additional measure of sensitivity, a hypothetical 1% difference between our December 31, 2004 estimated claims liability and the actual ultimate claims paid would increase or decrease net income for the year ended December 31, 2004 by approximately $530,000.
       Each month, we re-examine the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in medical expenses in the period in which the change is identified. In every annual reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior years.

       The following table provides a reconciliation of changes in medical claims liability for the two year period ended December 31, 2004:

	2003	2004

	(In thousands)
Balance at January 1	$7,661	$47,729
Consolidation of HSMI	32,367	—
Incurred related to:
Current year	295,864	467,289
Prior year	(4,332)	(3,914)

Total incurred	291,532	463,375

Paid related to:
Current year	253,682	415,136
Prior year	30,149	42,781

Total paid	283,831	457,917

Balance at December 31	$47,729	$53,187

       Negative amounts reported for incurred related to prior years result from claims being ultimately settled for amounts less than originally estimated (a favorable development). Positive amounts reported for incurred related to prior years result from claims ultimately being settled for amounts greater than originally estimated (an unfavorable development).
       As summarized in the above table, our prior period liability development has been favorable for the two year period ended December 31, 2004. During 2003, claim liability balances at December 31, 2002 ultimately settled for $4.3 million less than the amounts originally estimated. During 2004, claim liability balances at December 31, 2003 ultimately settled for $3.9 million less than the amount originally estimated, representing 1.3% of medical claims incurred in 2003. The favorable development in 2003 and 2004 was primarily attributable to differences between assumed and actual utilization and severity of claims.
Premium Revenue Recognition
       We generate revenues primarily from premiums we receive from CMS and, to a lesser extent our commercial customers, to provide healthcare benefits to our members. We receive premium payments on a PMPM basis from CMS to provide healthcare benefits to our Medicare Advantage members, which premium is fixed on an annual basis by contract with CMS. Although the amounts we receive from CMS for each member is fixed, the amount varies among Medicare Advantage plans according to, among other things, demographics, geographic location, age, and gender. We generally receive premiums on a monthly basis in advance of providing services. Premiums collected in advance are deferred and reported as deferred revenue. We recognize premium revenue during the period in which we are obligated to provide services to our members. Any amounts that have not been received are recorded on the balance sheet as accounts receivable.
       We experience adjustments to our revenue based on member retroactivity, which reflect changes in the number and eligibility status of enrollees subsequent to when revenue is billed. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity, and other information. We refine our estimates and methodologies based upon actual retroactivity experienced. To date, member-based retroactivity adjustments have not been significant.
       Additionally, our Medicare premium revenue is adjusted periodically to give effect to a risk component. In the Balanced Budget Act of 1997, Congress created a rate-setting methodology that included a provision requiring CMS to implement a risk adjustment payment system for Medicare health plans. Risk adjustment uses health status indicators to improve the accuracy of payments and establish incentives for plans to enroll and treat less healthy Medicare beneficiaries. CMS initially phased in this payment methodology in 2003 whereby the risk adjusted payment represented 10% of the payment to Medicare health plans, with the remaining 90% being based on demographic factors. In 2004 and 2005, the portion of risk adjusted payments was increased to 30% and 50%, respectively, and will increase to 75% in 2006 and 100% in 2007. Under risk adjustment methodology, managed care plans must capture, collect, and submit diagnosis code information to CMS twice a year. After reviewing the respective submissions, CMS adjusts the payments to Medicare Advantage plans generally at the beginning of the calendar year and during the third quarter and then issues a final payment in a subsequent year. The third quarter payment includes a retroactivity component for the first two quarters of the year. We do not attempt to estimate the impact of these risk adjustments and as such record them on an as-received basis. As a result, our CMS PMPM premiums may change materially, either favorably or unfavorably. Our retroactivity adjustments in 2003, 2004, and 2005 were all positive. Although we have placed a great deal of emphasis on managing and controlling the elements that impact the risk payments, there can be no assurance that these positive trends will continue in the future.
Goodwill and Other Intangible Assets
       Goodwill represents the excess of costs over fair value of assets of businesses acquired. Substantially all of our goodwill and other intangible assets was recorded in connection with the recapitalization. Our primary identifiable intangible assets include our Medicare member network, our HealthSpring trade name, our provider networks, customer relationships and non-compete agreements. Goodwill is determined to have an indefinite useful life and is not amortized, but instead is tested for impairment at least annually. The Company has determined that December 31 will be its annual testing date. Poor operating results or changes in market conditions could result in an impairment of goodwill. Other intangible assets are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.
Recent Accounting Pronouncements
       In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation,” which established the fair-value-based method of accounting as preferable for share-based compensation awarded to employees and encouraged, but did not require, entities to adopt it until July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced that it would provide for a phased-in implementation process that allowed non-small business registrants with a fiscal year ended December 31, 2005 an extension until January 31, 2006 to adopt SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) eliminates the alternative to use APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which allowed entities to account for share-based compensation arrangements with employees according to the intrinsic value method. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company plans to adopt SFAS No. 123(R) on January 1, 2006, requiring compensation cost to be recorded as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards. We are currently evaluating the effect the adoption of SFAS No. 123(R) will have on our financial position and results of operation.
       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20, Accounting Changes” (APB 20), and FASB Statement No. 3,

“Reporting Accounting Changes in Interim Financial Statements” (SFAS No. 154). APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in an accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS No. 154 effective January 1, 2006. The impact of SFAS No. 154 will depend on the accounting change, if any, in a future period.
Qualitative and Quantitative Disclosures about Market Risk
       As of December 31, 2004 and September 30, 2005, we had the following assets that may be sensitive to changes in interest rates:

	December 31,	September 30,
Asset Class	2004	2005

	(In thousands)
Investment securities, available for sale	$8,460	$8,806
Investment securities, held to maturity:
Current portion	9,413	5,670
Long-term portion	20,248	35,290
Restricted investments	5,319	5,667
       We have not purchased any of our investments for trading purposes. Our investment securities classified as available for sale are repurchase agreements. For all other investment securities we intend to hold them to their maturity and classify them as current on our balance sheet if they mature between three and 12 months from the balance sheet date and as long-term if their maturity is more than one year from the balance sheet date. These investment securities, both current and long-term, consist of highly liquid government and corporate debt obligations, a substantial majority of which mature in five years or less. The investments classified as long-term are subject to interest rate risk and will decrease in value if market rates increase. Because of their relatively short-term nature, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Moreover, because of our ability and intent to hold these investments until maturity (or at least until a market price recovery), we would not expect foreseeable changes in interest rates to materially impair their value. Restricted investments consist of certificates of deposit and government securities deposited or pledged to state departments of insurance in accordance with state rules and regulations. At December 31, 2004 and September 30, 2005, these restricted assets are recorded at amortized cost and classified as long-term regardless of the contractual maturity date because of the restrictive nature of the states’ requirements.
       Assuming a hypothetical and immediate 1% increase in market interest rates at September 30, 2005, the fair value of our fixed income investments would decrease by less than $400,000. Similarly, a 1% decrease in market interest rates at September 30, 2005 would result in an increase of the fair value of our investments by less than $400,000. Unless we determined, however, that the increase in interest rates caused more than a temporary impairment in our investments, or unless we were compelled by a currently unforeseen reason to sell securities, such a change should not affect our future earnings or cash flows.

       As of September 30, 2005, we had approximately $156.8 million principal amount of variable rate debt outstanding under our senior credit facility. Interest rate changes do not affect the market value of such debt but do impact the amount of our interest payments and, accordingly, our future earnings and cash flows, assuming other factors are held constant. An immediate 1% increase in market interest rates used to calculate our interest at September 30, 2005 would result in an increase in annual interest expense of approximately $1.6 million.
       As required by our term loan facility, we entered into an interest rate swap agreement in July 2005, pursuant to which $25.0 million of the principal amount outstanding under the term loan facility will bear interest at a fixed annual rate of 4.25% plus the applicable margin (currently 2.75%) for the period from January 1, 2006 to June 30, 2006. The swap does not qualify for hedge accounting. Accordingly, the company will record the change in the swap’s fair market value as a component of earnings. At September 30, 2005, the fair market value of the swap was $29,000.

BUSINESS
Overview
       We believe we are one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market. Our concentration on Medicare Advantage provides us with opportunities to understand the complexities of the Medicare program, design competitive products, control medical costs, and offer high quality healthcare benefits to Medicare beneficiaries in our local service areas. Our Medicare Advantage experience allows us to build collaborative and mutually beneficial relationships with healthcare providers, including comprehensive networks of hospitals and physicians, that are experienced in managing Medicare populations. For the combined nine month period ended September 30, 2005 and the year ended December 31, 2004, Medicare premiums accounted for approximately 81.5% and 72.4%, respectively, of our total revenue, and as of September 30, 2005 our Medicare Advantage plans had over 93,100 members.
       Largely as a result of changes to the Medicare program pursuant to the MMA, the Congressional Budget Office expects Medicare expenditures, without taking into account the new Part D prescription drug benefit, will rise at a compounded annual growth rate of 9.3%, from approximately $297 billion in 2004 to approximately $722 billion in 2014. We believe that the rise in expenditures, coupled with increased reimbursements to Medicare Advantage plans, will allow Medicare Advantage plans to offer benefits that are superior to the current Medicare fee-for-service program, which should result in increased Medicare Advantage penetration rates on a national level. Medicare Advantage penetration, as a percentage of eligible Medicare beneficiaries, was approximately 13% nationwide in 2004 as compared to nationwide commercial and Medicaid managed care penetration of approximately 91% and 60%, respectively, in 2004.
       Based on quarterly membership data published by the Centers for Medicare and Medicaid Services, or CMS, we believe we have a leading Medicare market position in most of our established service areas. Moreover, based on our growth in Medicare Advantage membership relative to our competitors, we believe we have operating efficiencies, provider relationships, and brand name recognition that provide us advantages relative to our existing and potential competitors. We have historically operated in areas where there have been few or no competing Medicare Advantage plans. Although Medicare Advantage penetration varies widely nationally because of various factors, including infrastructure and provider accessibility, our service areas in particular are underpenetrated in terms of the percentage of Medicare beneficiaries enrolled in Medicare Advantage plans, providing significant opportunities for continued membership growth within our existing service areas. Our Medicare Advantage plans currently operate in Tennessee, Texas, Alabama, Illinois, and Mississippi. We also utilize our infrastructure and provider networks in Alabama and Tennessee to offer commercial health plans to individuals and employer groups.
       Our management team has extensive experience managing providers and provider networks. Through our relationships with providers, in which we create mutually beneficial incentives to efficiently manage medical expenses, we have achieved MLRs that we believe are below industry averages. We have also implemented comprehensive disease management and utilization management programs, primarily designed to treat our members and promote the wellness of the chronically ill, which generally are the least healthy of our membership and often account for a significant portion of the costs of managed care populations. We believe our analytical, data-driven approach to our operations further enhances our medical expense management capabilities. We also believe our experience in managing prescription drug benefits as part of our existing health plans positions us well to manage the new Medicare Part D prescription drug benefit in 2006.
       We commenced operations in September 2000 when our predecessor purchased an interest in an unprofitable HMO operating in the Nashville, Tennessee area. We restored that HMO to profitability in 2001 and have grown from servicing approximately 8,000 Medicare members in five Tennessee counties in late 2000 to serving over 93,100 Medicare members in 105 counties in five states as of September 30, 2005. We have grown our Medicare membership primarily by internal growth through expansion of our membership base and service areas. Including the initial Tennessee purchase, we have completed three acquisitions that accounted for the addition of approximately 18,000 members.
The Medicare Program and Medicare Advantage
       Medicare is the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS.
       The Medicare eligible population is large and growing. During 2004, approximately 41.7 million people, or approximately 14% of the United States population, were enrolled in Medicare according to CMS. The Henry J. Kaiser Family Foundation estimates that the number of Medicare enrollees will increase to 43.1 million in 2006, 46 million by 2010, 61 million by 2020, and 78 million by 2030. Nationwide Medicare Advantage penetration, expressed as a percentage of Medicare eligible beneficiaries who belong to a Medicare Advantage plan, is expected to increase from 13% of all Medicare enrollees in 2005 to almost 30% in 2013. Moreover, the recent decline in employer-sponsored retiree health benefits is anticipated to increase the number of persons eligible to enroll in a Medicare Advantage plan.
       The Medicare program, created in 1965, offers both hospital insurance, known as Medicare Part A, and medical insurance, known as Medicare Part B. In general, Medicare Part A covers hospital care and some nursing home, hospice, and home care. Although there is no monthly premium for Medicare Part A, beneficiaries are responsible for significant deductibles and co-payments. All United States citizens eligible for Medicare are automatically enrolled in Medicare Part A when they turn 65. Enrollment in Medicare Part B is voluntary. In general, Medicare Part B covers outpatient hospital care, physician services, laboratory services, durable medical equipment, and some other preventive tests and services. Beneficiaries that enroll in Medicare Part B pay a monthly premium, $78.20 in 2005, that is usually withheld from their Social Security checks. Medicare Part B generally pays 80% of the cost of services and beneficiaries pay the remaining 20% after the beneficiary has satisfied a $125 deductible. To fill the gaps in traditional fee-for-service Medicare coverage, individuals often purchase Medicare supplement products, commonly known as “Medigap,” to cover deductibles, copayments, and coinsurance.
       Initially, Medicare was offered only on a fee-for-service basis. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician and use the services of any hospital, healthcare provider, or facility certified by Medicare. CMS reimburses providers if Medicare covers the service and CMS considers it “medically necessary.” There is currently no fee-for-service coverage for outpatient prescription drugs, certain preventive services, including annual physicals and well visits, eyeglasses, hearing aids, dentures, and most dental services.
       As an alternative to the traditional fee-for-service Medicare program, in geographic areas where a managed care plan has contracted with CMS pursuant to the Medicare Advantage program, Medicare beneficiaries may choose to receive benefits from a managed care plan. The current Medicare managed care program was established in 1997 when Congress created a Medicare Part C, formerly known as Medicare+Choice and now known as Medicare Advantage. Pursuant to Medicare Part C, Medicare Advantage plans contract with CMS to provide benefits at least comparable to those offered under the traditional fee-for-service Medicare program in exchange for a fixed monthly premium payment per member from CMS. The monthly premium varies based on the county in which the member resides, as adjusted to reflect the member’s demographics and the plans’ risk scores as more fully described below. Individuals who elect to participate in the Medicare Advantage program often receive greater benefits than traditional fee-for-service Medicare beneficiaries including, in some Medicare Advantage plans including ours, additional preventive services, outpatient prescription drug coverage, and dental and vision benefits. Medicare Advantage plans typically have lower deductibles and co-payments than traditional fee-for-service Medicare, and plan members do not need to purchase supplemental Medigap policies. In exchange for these enhanced benefits, members are generally required to use only the services and provider network provided by the Medicare Advantage plan. Most Medicare Advantage plans have no additional premiums. In some geographic areas, however, and for plans with open access to providers, members may be required to pay a monthly premium.
       The table below compares traditional Medicare fee-for-service premiums and benefits with those of a typical Medicare Advantage plan.

Fee-for-Service		Medicare Advantage

•	Monthly premium between $90 to $300 for supplemental Medigap insurance	•	Members often pay no premium and do not require supplemental insurance
•	Most members are enrolled in Medicare Part B	•	Must be enrolled in Medicare Part B
•	Discount prescription drug card until 2006, then the Medicare Part D drug benefit	•	Many Medicare Advantage plans offer a prescription drug benefit and substantially all will offer this benefit commencing in 2006
•	No coverage for certain preventive services including annual physicals or well visits, eyeglasses, hearing aids, dentures, and most dental work	•	Medicare Advantage plans provide benefits not available in Medicare fee-for-service
•	Members have to pay some money for Medicare- covered services including deductibles upon entering the hospital (Medicare Part A) and co-payments	•	Members will pay lower deductibles and co- payments than they would with Medicare fee-for- service
•	Medicare fee-for-service covers only episodic care when the beneficiary is ill	•	Medicare Advantage plans emphasize preventive care and provide coverage for mammograms, check-ups, and screenings for additional health problems, including diabetes and hypertension, in addition to covering episodic care when the beneficiary is ill
•	Members may go to any provider who accepts Medicare	•	Members must go to in-network providers, except for emergency services
•	Providers are paid from a set reimbursement schedule	•	Plans receive a monthly premium per member from the federal government subject to various adjustments
       Prior to 1997, CMS reimbursed health plans participating in the Medicare program primarily on the basis of the demographic data of the plans’ members. One of CMS’s primary directives in establishing the Medicare+Choice program was to make it more attractive to managed care plans to enroll members with higher intensity illnesses. To accomplish this, CMS implemented a risk adjustment payment system for Medicare health plans in 1997 pursuant to the Balanced Budget Act of 1997, or BBA. This payment system was further modified pursuant to the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA. CMS is phasing-in this risk adjustment payment methodology with a model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, additional diagnosis data from ambulatory treatment settings, hospital outpatient department and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS’s internal database. Under this system, the risk adjusted portion of the total CMS payment to the Medicare Advantage plans will equal the local rate set forth in the traditional demographic rate book, adjusted to reflect the plan’s average gender, age, and disability demographics. During 2003, risk adjusted payments accounted for only 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional demographic rate book. In 2004 and 2005, the portion of risk adjusted payments was increased to 30% and 50%, respectively, and will increase to 75% in 2006 and 100% in 2007.
       Largely as a result of limitations on reimbursement contained in the BBA, in many geographic areas Medicare managed care plans reduced benefits, making them less competitive with traditional fee-for-service Medicare, or withdrew from certain markets. Consequently, enrollment in Medicare managed care plans fell from approximately 6.5 million members, or 16% of eligible Medicare beneficiaries, in 2000 to approximately 4.9 million members, or 11% of eligible Medicare beneficiaries, in 2002. During this time, Medicare managed care reimbursement rates increased at an annual rate of approximately 2%, while medical costs increased at a substantially higher annual rate.
The 2003 Medicare Modernization Act
       Overview. In December 2003 Congress passed the Medicare Prescription Drug, Improvement and Modernization Act, which is known as the Medicare Modernization Act, or MMA. The MMA increased the amounts payable to Medicare Advantage plans such as ours, expanded Medicare beneficiary healthcare options by, among other things, creating a transitional temporary prescription drug discount card program for 2004 and 2005, and added a Medicare Part D prescription drug benefit beginning in 2006, as further described below.
       One of the goals of the MMA was to reduce the costs of the Medicare program by increasing participation in the Medicare Advantage program. Effective January 1, 2004, the MMA adjusted Medicare Advantage statutory payment rates to 100% of Medicare’s expected cost per beneficiary under the traditional fee-for-service program. Generally, this adjustment resulted in an increase in payments per member to Medicare Advantage plans. Medicare Advantage plans are required to use these increased payments to improve the healthcare benefits that are offered, to reduce premiums, or to strengthen provider networks. We believe the reforms proposed by the MMA, including in particular the increased reimbursement rates to Medicare Advantage plans, have allowed and will continue to allow Medicare Advantage plans to offer more comprehensive and attractive benefits, including better preventive care and dental and vision benefits, while also reducing out-of-pocket expenses for beneficiaries. As a result of these reforms, including the Part D prescription drug benefit, we expect enrollment in Medicare’s managed care programs to increase in the coming years.
       Prescription Drug Benefit. As part of the MMA, every Medicare recipient will be able to select a prescription drug plan through Medicare Part D beginning in 2006. Medicare Part D will, as of January 1, 2006, replace the transitional prescription drug discount program and replace Medicaid prescription drug coverage for dual-eligible beneficiaries. The Medicare Part D prescription drug benefit will be largely subsidized by the federal government and is additionally supported by risk-sharing with the federal government through risk corridors designed to limit the profits or losses of the drug plans and reinsurance for catastrophic drug costs, as described below. The government subsidy will be based on the national weighted average monthly bid for this coverage, adjusted for member demographics and risk factor payments. The subsidy for Part D benefits is currently estimated to be $92.30 per beneficiary per month on average. The beneficiary will be responsible for the difference between the government subsidy and his or her plan’s bid, together with the amount of his or her plan’s supplemental premium (before rebate allocations), which is expected to result in an average premium of $32.20 per beneficiary per month, subject to the co-pays, deductibles, and late enrollment penalties, if applicable, described below. Additional subsidies are provided for dual-eligible beneficiaries and specified low-income beneficiaries.
       The Medicare Part D benefits will be available to Medicare Advantage plan enrollees as well as Medicare fee-for-service enrollees. Medicare Advantage plan enrollees who elect to participate may pay a monthly premium for this Medicare Part D prescription drug benefit, or MA-PD, while fee-for-service beneficiaries will be able to purchase a stand-alone prescription drug plan, or PDP, from a list of CMS-approved PDPs available in their area. Our Medicare Advantage members will be automatically enrolled in our MA-PD plans as of January 1, 2006 unless they choose another provider’s prescription drug coverage or one of our other plan options without drug coverage. Any Medicare Advantage member enrolling in a stand-alone PDP, however, will automatically be disenrolled from the Medicare Advantage plan altogether, thereby resuming traditional fee-for-service Medicare. In addition, certain dual-eligible beneficiaries will be automatically enrolled with approved PDPs in their region, as described below. Under the standard Part D drug coverage for 2006, beneficiaries enrolled in a stand-alone PDP will pay a $250 deductible, co-insurance payments equal to 25% of the drug costs between $250 and the initial annual coverage limit of $2,250, and all drug costs between $2,250 and $5,100, which is commonly referred to as the Part D “doughnut hole.” After the beneficiary has incurred $3,600 in out-of-pocket drug expenses, the MMA provides catastrophic stop loss coverage that will cover approximately 95% of the beneficiaries’ remaining out-of-pocket drug costs for that year. MA-PDs are not required to mirror these limits, but are required to provide, at a minimum, coverage that is actuarially equivalent to the standard drug coverage delineated in the MMA. The deductible, co-pay, and coverage amounts will be adjusted by CMS on an annual basis. Each Medicare Advantage plan will be required to offer a Part D drug prescription plan as part of its benefits. We currently offer prescription drug benefits through our Medicare Advantage plans and have received governmental approval to offer MA-PD benefits and stand-alone PDPs in each of our markets.
       The Henry J. Kaiser Family Foundation estimates that in 2006 approximately 67% of Medicare beneficiaries will enroll in the new prescription drug benefit through a Medicare Advantage plan or a stand-alone PDP. It is currently projected that the new prescription drug benefit will account for up to 20% of Medicare spending by 2010. Furthermore, as additional incentive to enroll in a Part D prescription drug plan, CMS will impose a cumulative penalty added to a beneficiary’s monthly Part D plan premium in an amount equal to 1% of the applicable premium for each month between the date of a beneficiary’s enrollment deadline and the beneficiary’s actual enrollment. This penalty amount will be passed through the plan to the government.
       Dual-Eligible Beneficiaries. A “dual-eligible” beneficiary is a person who is eligible for both Medicare, because of age or other qualifying status, and Medicaid, because of economic status. Health plans that serve dual-eligible beneficiaries receive a higher premium from CMS for dual-eligible members. Currently, CMS pays an additional premium, generally ranging from 30% to 45% more per member per month, for a dually-eligible beneficiary. This additional premium is based upon the estimated incremental cost CMS incurs, on average, to care for dual-eligible beneficiaries. By managing utilization and implementing disease management programs, many Medicare Advantage plans can profitably care for dually-eligible members. The MMA provides subsidies and reduced or eliminated deductibles for certain low-income beneficiaries, including dual-eligible individuals. Pursuant to the MMA, starting January 1, 2006 dual-eligible individuals will receive their drug coverage from the Medicare program rather than the Medicaid program. Companies offering stand-alone PDPs with bids at or below the regional weighted average bid resulting from the annual bidding process will receive a pro-rata allocation and auto-enrollment of the dual-eligible beneficiaries within the applicable region. In October 2005, CMS initially auto-assigned approximately 90,000 dual-eligible beneficiaries to our stand-alone PDPs.
       2006 Bidding Process. Although Medicare Advantage plans will continue to be paid on a capitated, or PMPM, basis, beginning in 2006 CMS will use a new rate calculation system for Medicare Advantage plans. The new system will be based on a competitive bidding process that will allow the federal government to share in any cost savings achieved by Medicare Advantage plans. In general, the statutory payment rate for each county, which is primarily based on CMS’s estimated per beneficiary fee-for-service expenses, will be relabeled as the “benchmark” amount, and local Medicare Advantage plans will annually submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits in their applicable service areas. If the bid is less than the benchmark for that year, Medicare will pay the plan its bid amount, risk adjusted based on its risk scores, plus a rebate equal to 75% of the amount by which the benchmark exceeds the bid, resulting in an annual adjustment in reimbursement rates. Plans will be required to use the rebate to provide beneficiaries with extra benefits, reduced cost sharing, or reduced premiums, including premiums for MA-PD and other supplemental benefits. CMS will have the right to audit the use of these proceeds. The remaining 25% of the excess amount will be retained in the statutory Medicare trust fund. If a Medicare Advantage plan’s bid is greater than the benchmark, the plan will be required to charge a premium to enrollees equal to the difference between the bid amount and the benchmark, which is expected to make such plans less competitive. For 2006, the county benchmarks will equal the 2005 rates increased by 4.8%, which is the national growth rate in fee-for-service expenditures.
       In June 2005, we and other managed care plans submitted bids to CMS for each Medicare Advantage plan and PDP proposed for 2006. In August 2005, CMS announced the national weighted average of the total estimated Medicare Part D premium to be reimbursed by CMS per person per month of $92.30. CMS generally will pay each approved Medicare Advantage plan a certain percentage of this average estimated premium based on various demographic factors and the plan’s risk scores. Members will generally pay the remaining amount as a premium, subject to reduction, with respect to MA-PD benefits, based on amounts allocated from the 75% cost-sharing rebates described above and additional subsidies for dual-eligible beneficiaries and specified low-income beneficiaries. We commenced marketing of our PDPs in October 2005, and began enrolling members as of November 15, 2005. The Medicare Advantage plans with the MA-PD benefit and the new stand-alone PDPs will become effective January 1, 2006.
       Annual Enrollment and Lock-in. Prior to the MMA, Medicare beneficiaries were permitted to enroll in a Medicare managed care plan or change plans at any point during the year. Beginning in 2006, Medicare beneficiaries will have defined enrollment periods, similar to commercial plans, in which they can select a Medicare Advantage plan, stand-alone PDP, or traditional fee-for-service Medicare. The initial enrollment period for 2006 is November 15, 2005 through May 15, 2006 for a MA-PD or stand-alone PDP. In addition, beneficiaries will have an open election period from January 1, 2006 through June 30, 2006 in which they can make or change an equivalent election. Thereafter, the annual enrollment period for a PDP will be from November 15 through December 31 of each year, and enrollment in Medicare Advantage plans will occur from November 15 through March 31 of the subsequent year. Enrollment on or prior to December 31 will be effective as of January 1 of the following year and enrollment on or after January 1 and within the enrollment period will be effective as of the first day of the month following the date on which the enrollment occurred. After these defined enrollment periods end, generally only seniors turning 65 during the year, Medicare beneficiaries who permanently relocate to another service area, dual-eligible beneficiaries and others who qualify for special needs plans and employer group retirees will be permitted to enroll in or change health plans during that plan year. Eligible beneficiaries who fail to timely enroll in a Part D plan will be subject to the penalties described above if they later decide to enroll in a Part D plan. The new annual “lock-in” created by the MMA will change the way we and other managed care companies market our services to and enroll Medicare beneficiaries in ways we cannot yet fully predict.
Our Competitive Advantages
       We believe the following are our key competitive advantages:
       Focus on Medicare Advantage Market. We are focused primarily on the Medicare Advantage market. We believe our focus on designing and operating Medicare Advantage health plans tailored to each of our local service areas enables us to offer superior Medicare Advantage plans and to operate those plans with what we believe to be lower MLRs. Most of our competitors offer Medicare Advantage plans that are ancillary to significantly larger commercial plans or Medicaid managed care plans. Our focus allows us to:

•	build relationships with provider networks that deliver the care desired by Medicare beneficiaries in their local service areas at contractual rates that take into account Medicare reimbursement schedules;

•	direct our sales and marketing efforts primarily to Medicare beneficiaries and their families, customized to the demographics of the communities in which we operate; and

•	staff each of our service areas with locally-based senior managers who understand the particular dynamics influencing behavior of local Medicare beneficiaries and providers as well as political and legislative impacts on our programs.
       Medicare Advantage penetration, as a percentage of eligible Medicare beneficiaries, was approximately 13% nationwide in 2004 as compared to nationwide commercial and Medicaid managed care penetration in 2004, which was approximately 91% and 60%, respectively. As a result, we believe our growth opportunities within the Medicare Advantage market are significant. We believe our MLRs are more controllable because Medicare Advantage plans, unlike commercial plans, are only obligated to pay the amount that the hospital would have received from CMS under traditional fee-for-service Medicare based on the applicable diagnosis related group, or DRGs, with respect to out-of-area catastrophic events, such as extended chronic disease and organ transplants, and other hospitalizations and inpatient procedures.
       Leading Presence in Attractive, Underpenetrated Markets. We have a significant market position in our established service areas and in many of our service areas we are the market leader in terms of the number of members. Although Medicare Advantage penetration is highly variable across the country as a result of various factors, including infrastructure and provider accessibility, our service areas in particular are underpenetrated, providing opportunities for increased membership. As illustrated in the table below, in our current service areas the percentage of Medicare eligible beneficiaries that were, as of September 30, 2005, enrolled in our or a competitor’s Medicare Advantage plan ranged from 0.4% to 12.7% (or 7.8% across all service areas). Medicare Advantage penetration in service areas in other markets has surpassed 40%. In addition, as of September 30, 2005, our share of Medicare Advantage plan enrollees (expressed as a percentage of total Medicare Advantage plan enrollees) in our service areas in our Tennessee, Texas, and Alabama markets was approximately 87%, 46%, and 29%, respectively.
       The following chart summarizes for our service areas in each state in which we operate, as of September 30, 2005, the number of estimated eligible beneficiaries, the total number of Medicare Advantage enrollees and Medicare Advantage penetration percentages, our Medicare Advantage membership, and our relative market position.

			Total
		Total	Medicare	HealthSpring,
		Medicare	Advantage	Inc.	Market Position
	Medicare	Advantage	Penetration	Medicare	(Based on
Market(1)	Eligibles	Enrollees	(%)	Members(2)	Membership)

Tennessee	437,325	44,037	10.1	38,450	1
Texas	700,999	59,249	8.5	27,291	1
Alabama	550,665	70,125	12.7	20,222	2
Illinois	1,016,869	44,836	4.4	2,556	2
Mississippi	87,620	358	0.4	103	—	(3)

(1)	Market penetration data includes only counties in which we operated or filed registration to operate as of September 30, 2005.

(2)	Does not reflect CMS retroactive enrollment adjustments. See the table below under “Our Health Plans” for membership data with retroactivity adjustments applied for the period ended September 30, 2005.

(3)	We commenced enrollment efforts in Mississippi effective July 1, 2005.

       We believe our market position provides us with competitive advantages including: operating efficiencies; comprehensive provider networks; and “HealthSpring” name recognition with potential new members within our service areas and in areas located contiguous to or near our existing service areas.

       Furthermore, we believe we are well positioned within our existing service areas to capitalize on the projected favorable Medicare Advantage enrollment trends resulting from the changes to the Medicare Advantage program implemented under the MMA.
       Effective Medical Management. Our medical management efforts are designed primarily for the Medicare Advantage program. For the combined nine month period ended September 30, 2005, our Medicare MLR was 78.4%, and our Medicare MLR for each of the years ended December 31, 2003 and 2004 were 78.1% (and 79.9%, as adjusted for the year ended December 31, 2003 to reflect our Tennessee subsidiaries on an “as if consolidated basis”). We believe our ability to predict and manage our medical expenses is the result of the following primary factors:

•	Analytical Focus — We have institutionalized, throughout our management team, a data-driven analytical focus on our operations. We intensively review, on a monthly basis, actuarial analyses of claims data, IBNR claims, medical cost trends and loss ratios, and other relevant data by service area and product. We also assess provider relations on a monthly basis in reliance upon reports prepared by the senior management team for each of our markets. The monthly reviews are attended by senior management of the company and our local markets and allow us to identify and address favorable and adverse trends in a timely manner.

•	Provider Partnerships — Our management team has extensive experience managing providers and provider networks, including independent physician associations such as RPO. We believe this experience provides us a competitive advantage in structuring our provider contracts and provider relations generally. Our provider networks include over 12,000 physicians and 175 hospitals. We seek providers who have experience in managing the Medicare population. We attempt to partner with our providers by, among other things, aligning physician interests with our interests and the interests of our members by way of incentive compensation and risk-sharing arrangements. These incentive arrangements are designed to encourage our providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical and financial results. Additionally, we internally monitor and evaluate the performance of our providers on a periodic basis to ensure these relationships are successful in meeting their goals and engage our providers directly when appropriate to address performance deficiencies individually or within their networks.

•	Focus on Promoting Member Wellness and Managing Medical Care Utilization — We practice a “gatekeeper” approach to managing care. Each member selects a primary care physician who coordinates care for that member and, in conjunction with the company, monitors and controls the member’s utilization of the network. Although the primary care physician is primarily responsible for managing member utilization and promoting member wellness, we have also implemented comprehensive health services quality management programs to help ensure high quality, cost-effective healthcare for our members, and in particular the chronically ill, which generally are the least healthy of our member population and often account for a significant portion of the costs of managed care plans. We actively manage improvements in beneficiary care through internal and outsourced disease management programs for members with chronic medical conditions. We have also designed case management programs to provide more effective utilization of healthcare services by our members, including through the employment of on-site critical care intensivists, hospitalists, and concurrent review nurses who are trained to know the appropriate times for outpatient care, hospitalization, rehabilitation, or home care, and through partnerships with third party case management specialists. We work closely with our disease and case management partners in a hands-on approach to help ensure the desired outcomes. Our providers are trained and encouraged to utilize our disease and case management programs in an effort to improve clinical and financial outcomes.

       Scalable Operating Structure. We have centralized certain functions of our health plans, including claims payment, actuarial review, health risk assessment, and benefit design for operational efficiencies and to facilitate our analytical, data-driven approach to operations. Other functions, including member services, sales and marketing, provider relations, medical management, and financial reporting and analysis, are customized for each of our local service areas. We believe this combination of centralized administrative functions and local service area focus, including localized medical management programs and on-site personnel at facility locations, gives us an advantage over competitors who have standardized and centralized many or all of these operating and member services functions. Additionally, we have designed our centralized and local administrative and information services functions to be scalable to accommodate our growth in existing or new service areas.
       Experienced Management Team. Our management team has expertise in the Medicare Advantage segment of the managed care industry. Our present operations team has focused primarily on the operation of Medicare managed care plans since 2000. Prior to joining the company, our operations team managed physician networks and structured risk-sharing relationships among healthcare providers. We believe this experience, including operating and growing Medicare Advantage plans through acquisitions and internal growth, gives us an advantage over our competitors. We also intend to use our independent physician association management experience to further develop our provider relationships, and independent physician association relationships in particular, through the replication of existing arrangements we have created with independent physician associations in certain of our markets.
Our Growth Strategy
       We intend to grow our business primarily by focusing on the Medicare Advantage market. Key elements of our growth strategy are:
       Attract Fee-For-Service Beneficiaries to Our Medicare Advantage Offerings. We are focused on designing health plans that are attractive to seniors as compared with traditional fee-for-service Medicare both in terms of benefits, such as general wellness, fitness, and transportation programs, and cost-savings, including zero or reduced-copays and zero or reduced premiums. Although the benefits vary across our markets, we believe an average member in one of our Medicare Advantage plans receives more benefits for less out-of-pocket cost than traditional fee-for-service Medicare. We will continue to focus our marketing efforts on educating the Medicare eligible population in our service areas about the advantage of our plan benefits, including our MA-PD benefits, over traditional fee-for-service and potentially substantial cost-savings.
       Increase Membership within Existing Service Areas. We have historically operated in service areas where there have been few or no competing Medicare Advantage plans and relatively low Medicare Advantage penetration percentages. We believe that the projected rise in Medicare expenditures, coupled with the projected favorable Medicare Advantage enrollment trends, will have a corresponding positive impact on Medicare Advantage penetration in our markets. Furthermore, as a result of our market presence in our established service areas, the “HealthSpring” brand name recognition, our scalable operating structure and our planned marketing efforts, we believe we will be successful in gaining a significant share of these projected new enrollees within our service areas. We also intend to seek new members and increase market penetration by designing attractive and competitive products and benefits and continuing targeted marketing campaigns to increase awareness and acceptance by Medicare beneficiaries of Medicare Advantage plans.
       Expand to New Service Areas Through Leverage of Existing Operations. We intend to increase our membership by expanding our operations into areas that are located contiguous to or near our existing service areas. We believe we can add additional members without incurring significant expenses by expanding into new areas located close to our existing service areas. For example, in July 2005 we commenced our enrollment efforts in two counties in Northern Mississippi located adjacent to our West Tennessee service area. Our operating and information systems platforms in each of our service areas are scalable and can be expanded to accommodate anticipated growth. As with our existing markets, we believe the projected expansion and increased acceptance of the Medicare Advantage market generally will create additional opportunities for growth in contiguous or nearby service areas.
       Pursue Dual-Eligible Beneficiaries. The Kaiser Commission on Medicaid and the Uninsured estimates that in 2003, the date of the latest available published data, there were over 1.3 million dual-eligible beneficiaries in the states in which we operate (including Mississippi). Currently, CMS pays an additional premium ranging from approximately $100 to $300 PMPM for dual-eligible individuals. We believe Medicare Advantage plans are better suited than Medicaid plans to care for the dual-eligible population because Medicare Advantage plans possess the provider networks and medical management capabilities that are specifically designed for the needs of the elderly population. Many dual-eligible beneficiaries do not know they qualify for additional benefits. Since January 2005, we have been offering a “special needs” product in all of our markets, targeted at dual-eligible members, who pay no additional premium and make no co-payments. The change to the prescription drug benefit for dual-eligible beneficiaries should help Medicare Advantage plans, including ours, identify and attract dual-eligible beneficiaries. We expect to also benefit from the pro-rata allocation of the auto-assigned dual-eligible beneficiaries to our stand-alone PDPs within our regions.
       Provide Prescription Drug Plan Coverage. We currently provide a prescription drug benefit as part of our Medicare Advantage plans and have been approved by CMS to continue offering a prescription drug benefit as part of our Medicare Advantage plan offerings in accordance with Part D, or MA-PDs, beginning in January 2006. We also intend to begin offering a stand-alone PDP under Part D of Medicare in each of our markets beginning in January 2006. Although many managed care and other companies, including pharmaceutical distributors and retailers and pharmacy benefit managers, have received approval to offer stand-alone PDPs, we believe our strong presence in our markets, our medical cost management programs and expertise, and our experience in designing, marketing, and managing benefits, including prescription drug benefits, for Medicare beneficiaries will enable us to offer cost-effective, attractive, and competitive MA-PD benefits and stand-alone PDPs. There is also an opportunity for us to market our Medicare Advantage plans to Medicare beneficiaries that initially only sign up for, or dual-eligible beneficiaries that are automatically assigned to and enrolled in, our stand-alone PDP plans.
       Pursue Acquisitions Opportunistically. We intend to selectively pursue acquisitions in our existing and in new service areas. Although most of our membership increases are from internal growth, we completed three acquisitions of a total of approximately 18,000 member lives to launch our entrance into Tennessee, Texas, and Alabama. We believe acquisition opportunities will increase as managed care companies with less Medicare Advantage focus or experience than us (or who are operating Medicare Advantage plans with less scale) struggle to operate their Medicare Advantage plans profitably as a result of the significant changes mandated by the MMA. In evaluating acquisition opportunities, we will generally look for the same or similar demographics and operating factors we consider important when evaluating entry into a new service area, including: service areas with large Medicare and dual-eligible populations; service areas with low Medicare Advantage penetration and few competitors; opportunities to leverage our existing operating infrastructure; high quality hospitals and physicians or groups of physicians who have favorable Medicare expenses, experience treating Medicare beneficiaries and managing costs on a risk basis or a willingness to use our management services; and available, experienced senior managers, with demonstrated experience in managing provider contracts on a risk basis.
Products and Services
       We offer Medicare Advantage health plans in each of our markets. Our Medicare Advantage plans cover Medicare eligible members with benefits that are at least comparable to those offered under traditional Medicare fee-for-service plans. Through our plans, we have the flexibility to offer benefits not covered under traditional fee-for-service Medicare. Our plans are designed to be attractive to seniors and offer a broad range of benefits which vary across our markets and service areas but may include, for example, prescription drug benefits, mental health benefits, dental, vision and hearing benefits, transportation services, preventive health services such as health and fitness programs, routine physicals, various health screenings, immunizations, chiropractic services, and mammograms. Most of our Medicare Advantage members pay no monthly premium in addition to the premium we receive from Medicare but are subject in some cases to co-payments and deductibles, depending upon the market and benefit. Our members are required to use a primary care physician within our network of providers, except in limited cases, including emergencies, and generally must receive referrals from their primary care physician in order to see a specialist or other ancillary provider. In addition to our typical Medicare Advantage benefits, we offer a “special needs” zero premium, zero co-payment plan to dual-eligible individuals in each of our markets.
       The amount of premiums we receive for each Medicare member is established by contract, although it varies according to various demographic factors, including the member’s geographic location, age, and gender, and is further adjusted based on our plans’ average risk scores. During the nine months ended September 30, 2005, our Medicare premiums across our service areas ranged from $648.44 to $829.52 PMPM.
       In addition to our Medicare Advantage products, we offer commercial managed care products and services in certain of our markets. Our commercial plans cover individuals and employer groups with medical coverage and benefits that differ from plan to plan for a set monthly premium. Our commercial products include:

•	commercial HMO plans in Alabama and Tennessee;

•	PPO network rental, which allows third party administrators to use our provider network for an access fee, in Tennessee;

•	exclusive provider organization, or EPO, products for self-insured employers in Tennessee that provide access to our provider networks at negotiated rates; and

•	administrative services only, or ASO, products for self-insured employers in Tennessee.

We also offer management services to independent physician associations in our Alabama, Tennessee, and Texas markets, including claims processing, provider relations, credentialing, reporting and other general business office services.
Our Health Plans
       We operate in each of our five markets through HMO subsidiaries. Each of the HMO subsidiaries is regulated by the department of insurance, and in some cases the department of health, in its respective state. In addition, we own and operate non-regulated management company subsidiaries that provide administrative and management services to the HMO subsidiaries in exchange for a percentage of the HMO subsidiaries’ income pursuant to management agreements and administrative services agreements. Those services include:

•	negotiation, monitoring, and quality assurance of contracts with third party healthcare providers;

•	medical management, credentialing, marketing, and product promotion;

•	support services and administration;

•	personnel recruiting and retention;

•	financial services; and

•	claims processing and other general business office services.

       The following table summarizes our Medicare Advantage and commercial plan membership as of the dates indicated.

	December 31,		September 30,

	2003	2004	2004	2005

Medicare Advantage Membership
Tennessee	25,772	29,862	28,835	39,812
Texas	15,637	21,221	19,397	28,700
Alabama	6,490	12,709	11,297	21,521
Illinois(1)	—	—	—	2,915
Mississippi(2)	—	—	—	233

Total	47,899	63,792	59,529	93,181

Commercial Membership(3)
Tennessee	32,668	32,139	32,621	29,658
Alabama	21,612	16,241	18,236	12,279

Total	54,280	48,380	50,857	41,937

(1)	We commenced operations in Illinois in December 2004.

(2)	We commenced enrollment efforts in Mississippi effective July 1, 2005.

(3)	Does not include members of commercial PPOs owned and operated by unrelated third parties that pay us a fee for access to our contracted provider network.

Tennessee
       We began operations in Tennessee in September 2000 when we purchased a 50% interest in an unprofitable HMO in the Nashville, Tennessee area that offered commercial and Medicare products. When we purchased the plan, it had approximately 8,000 Medicare Advantage members in five counties and 22,000 commercial members in 27 counties. We purchased an additional 35% interest in the HMO in 2003 and purchased the remaining 15% in March 2005 in connection with the recapitalization. As of September 30, 2005, our Tennessee HMO, known as HealthSpring of Tennessee, had approximately 69,700 members in 27 counties, including approximately 40,000 Medicare Advantage members, and 29,600 commercial members. In addition, through Signature Health Alliance, our wholly-owned PPO network subsidiary, we provided repricing and access to our provider networks for approximately 89,000 members as of September 30, 2005 throughout the 20-county area of Middle Tennessee. Based upon the number of members, we believe we operate the largest Medicare Advantage health plan in the State of Tennessee.
       As of September 30, 2005, there were approximately 944,300 Medicare beneficiaries in the State of Tennessee, including approximately 437,300 Medicare beneficiaries in the counties in which we currently operate. Our Tennessee market is primarily divided into three major service areas including Middle Tennessee, the three-county greater Memphis area, and the four-county greater Chattanooga area. As of September 30, 2005, approximately 10.1% of the Medicare beneficiaries in these service areas participated in a Medicare Advantage plan, compared to 9.5% of Medicare beneficiaries on a statewide basis.
       During August 2005, the State of Tennessee implemented changes to its state sponsored health plan for low-income individuals that would result in approximately 323,000 beneficiaries losing their benefits. We believe that approximately 40,000 to 60,000 of the persons losing benefits are eligible for our Medicare Advantage plan and approximately 50% to 60% of those persons reside in our service areas.
       We believe there are currently four principal competing Medicare Advantage plans in our service areas in Tennessee and that we held the leading market position as of September 30, 2005, based on membership, in these areas. Our principal competitors in these service areas are UnitedHealth Group, Humana, Inc., Sterling Life Insurance Company, and Cariten Healthcare.

       Additionally, for 2003, the date of the latest available published data, it was estimated that there were approximately 292,000 dual-eligible beneficiaries in Tennessee, or approximately 31% of all Medicare enrollees as of such period.

Texas
       We began operations in Texas in November 2000 as an independent physician association management company. We began operating an HMO in Texas in November 2002 when we acquired approximately 7,800 Medicare lives from a managed care plan in state receivership. As of September 30, 2005, our Texas HMO had approximately 28,700 Medicare Advantage members in 20 counties in Southeast Texas, Northeast Texas, and the Rio Grande Valley. We believe we operate the largest Medicare Advantage health plan in our service areas in the State of Texas.
       As of September 30, 2005, there were approximately 2.6 million Medicare beneficiaries in the State of Texas, including approximately 701,000 Medicare beneficiaries in the counties in which we currently operate. Our Texas market is primarily divided into three major service areas including, the 14-county greater Houston area, the four-county Northeast Texas area and the two-county Rio Grande Valley area. As of September 30, 2005, approximately 8.5% of the Medicare beneficiaries in these major service areas participated in a Medicare Advantage plan, compared to 8.4% of the Medicare beneficiaries on a statewide basis.
       We believe there are currently four principal competing Medicare Advantage plans in our service areas in Texas and that we held the leading market position as of September 30, 2005, based on membership. Our principal competitors in these service areas are Humana, Inc., XLHealth, SelectCare of Texas, and EverCare.
       Additionally, for 2003, it was estimated that there were approximately 504,000 dual-eligible beneficiaries in Texas, or approximately 20% of all Medicare enrollees as of such period.

Alabama
       We began operations in Alabama in November 2002 when we purchased an HMO with approximately 23,000 commercial members and approximately 2,800 Medicare members in two counties. Our Alabama HMO, known as HealthSpring of Alabama, was profitable during the first year that we operated the health plan, and from 2002 to 2004 we increased the revenue of this HMO by over 76%. As of September 30, 2005, HealthSpring of Alabama served over 33,800 members, including approximately 21,500 Medicare Advantage members and 12,300 commercial members in 42 counties.
       We recently decided to discontinue offering commercial benefits to individuals and small group employers in Alabama effective June 30, 2006. Prior to June 30, 2006, small employer groups currently enrolled in our commercial plans may elect to continue participating in our plans through June 30, 2007. As of September 30, 2005, there were 1,558 commercial members participating in our individual and small employer group plans in Alabama. Pursuant to Alabama law, as a result of our decision to exit the individual and small group commercial markets, we may not reenter the individual and small group employer commercial markets in Alabama until November 30, 2010.
       We believe we operate the fastest growing Medicare Advantage plan in the State of Alabama. As of September 30, 2005, there were approximately 774,000 Medicare beneficiaries in the State of Alabama, including approximately 551,000 Medicare beneficiaries in the 42 counties in which we currently operate. As we generally operate statewide, we do not have distinct primary service areas in Alabama. Approximately 12.7% of the Medicare beneficiaries in the counties in which we operate participate in a Medicare Advantage plan, compared to 9.1% of the Medicare beneficiaries statewide. We believe there are currently two principal competing Medicare Advantage plans in our service areas in the State of Alabama, and that our market position as of September 30, 2005, based on membership, was second. Our principal competitors in these service areas are UnitedHealth Group and Viva Health, a member of the University of Alabama at Birmingham Health System.
       The Alabama market also contains a significant number of dual-eligible beneficiaries. For 2003, it was estimated that there were approximately 169,000 dual-eligible beneficiaries, or approximately 22% of all Medicare enrollees in the counties in which we operate as of such period.

Illinois
       We began operations in Illinois in December 2004 and, as of September 30, 2005, our Medicare Advantage plan in Illinois, known as HealthSpring of Illinois, served approximately 2,900 beneficiaries in eight counties in the Chicago area. HealthSpring of Illinois is one of four managed care companies currently offering competing Medicare Advantage plans that operate in the greater Chicago metropolitan area, and we believe our primary competitor is Humana, Inc.
       As of September 30, 2005, there were approximately 1.7 million Medicare beneficiaries in the State of Illinois, including over one million Medicare beneficiaries in the eight counties in which we currently operate. Approximately 45,000, or 4.4% of the Medicare beneficiaries in the counties in which we operate participate in a Medicare Advantage plan, compared to 5.2% of the Medicare beneficiaries statewide. Prior to the impact of the budget restrictions and other changes to the Medicare program following the BBA, there were approximately 150,000 Medicare beneficiaries in the Chicago metropolitan area enrolled in Medicare managed care plans. We believe that our entry into this market, together with the changes in Medicare Advantage benefits prompted by MMA, will result in renewed interest and increased enrollment in Medicare Advantage plans in the Chicago area generally. For 2003, it was estimated that there were approximately 212,000 dual-eligible beneficiaries in the State of Illinois, or approximately 12% of all Medicare enrollees as of such period.

Mississippi
       We commenced our enrollment efforts in July 2005 for our Medicare Advantage plan, known as HealthSpring of Mississippi, in two counties in northern Mississippi located near Memphis, Tennessee. We entered these service areas consistent with our growth strategy to leverage existing operations to expand to new service areas located near or contiguous to our existing service areas. We are licensed and intend to expand our operations in our Mississippi market to include six counties in southern Mississippi located near Mobile, Alabama. However, those expansion efforts have been delayed as a result of Hurricane Katrina.
       As of September 30, 2005, there were approximately 468,000 Medicare beneficiaries in the State of Mississippi, including approximately 88,000 Medicare beneficiaries in our service areas in Mississippi. Currently, we believe there are two other managed care companies offering competing Medicare Advantage plans in the State of Mississippi, Tenet Healthcare Corporation and Humana, Inc.
       For 2003, it was estimated that there were approximately 148,000 dual-eligible beneficiaries in the State of Mississippi, or approximately 32% of all Medicare enrollees as of such period.
Medical Health Services Management and Provider Networks
       One of our goals is to arrange for high quality healthcare for our members. To achieve our goal of ensuring high quality, cost-effective healthcare, we have established various quality management programs. Our health services quality management programs primarily include disease management and utilization management programs.
       Our disease management programs are focused on prevention and care and are designed to support the coordination of healthcare intervention, physician/patient relationships and plans of care, preventive care and patient empowerment with the goal of improving the quality of patient care and controlling related costs. Our disease management programs are focused primarily on high-risk care management and the treatment of our chronically ill members, which generally are the least healthy of our member population and often account for a significant portion of costs of managed care plans. These programs are designed to efficiently treat patients with specific high risk or chronic conditions such as coronary artery disease, congestive heart failure, prenatal and premature infant care, end stage renal disease, diabetes, asthma related conditions, and certain other conditions. In addition to internal disease management efforts, we have partnered with outsourced disease management companies, including American Healthways, Inc., a disease management specialist, which educates members on chronic medical conditions, helps them comply with medication regimens, and counsels members on healthy lifestyles.
       We also have implemented utilization, or case, management programs to provide more efficient and effective use of healthcare services by our members. Our case management programs are designed to improve outcomes for members with chronic conditions through standardization, proactive management, coordinating fragmented healthcare systems to reduce healthcare duplicity, provide “gate-keeping” services and improve collaboration with physicians. We have partners that monitor hospitalization, coordinate care, and ensure timely discharge from the hospital. In addition, we use internal case management programs and contracts with other third parties to manage severely and chronically ill patients. We utilize on-site critical care intensivists, hospitalists and concurrent review nurses, who manage the appropriate times for outpatient care, hospitalization, rehabilitation or home care. We also offer prenatal case management programs as part of our commercial plans.
       We have information technology systems that support our quality improvement and management activities by allowing us to identify opportunities to improve care and track the outcomes of the services provided to achieve those improvements. We utilize this information as part of our monthly analytical reviews described above and to enhance our preventive care and disease and case management programs where appropriate.
       Additionally, we internally monitor and evaluate, and seek to enhance, the performance of our providers. Our related programs include:

•	review of utilization of preventive measures and disease/case management resources and related outcomes;

•	member satisfaction surveys;

•	review of grievances and appeals by members and providers;

•	orientation visits to, and site audits of, select providers;

•	ongoing provider and member education programs; and

•	medical record audits.
       As more fully described below under “— Provider Arrangements and Payment Methods,” our reimbursement methods are also designed to encourage providers to utilize preventive care and our other disease and case management services in an effort to improve clinical outcomes.
       We believe strong provider relationships are essential to increasing our membership, improving the quality of care to our members and making our health plans profitable. We have established comprehensive networks of providers in each of the areas we serve. We seek providers who have experience in managing the Medicare population, including through a risk-sharing or other relationship with a Medicare Advantage plan. Our goal is to create mutually beneficial and collaborative arrangements with our providers. We believe provider incentive arrangements should not only help us attract providers, but also help align their interests with our objective of providing high-quality, cost-effective healthcare and ultimately encourage providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical results.
       In some markets, we have entered into exclusive arrangements with provider organizations or networks. For example, in Texas we have partnered with RPO, a large group of 11 independent physician associations with over 1,000 physicians, including 406 primary care physicians, or PCPs, and 23,300 enrolled members located primarily in seven counties in the State of Texas. In exchange for our agreement to not contract with another delegated independent physician association in the RPO service area, RPO exclusively contracts in the Medicare Advantage market with our Texas HMO, Texas HealthSpring, LLC. The PCPs who have signed exclusive contracts with RPO may generally not, subject to limited exceptions for pre-existing contractual relationships, contract to provide services with any Medicare Advantage HMO other than Texas HealthSpring. RPO has offered an increased reimbursement rate for PCPs who sign exclusive contracts with RPO. As of September 30, 2005, approximately 46% of the RPO PCPs have signed exclusive contracts with RPO.
       The following table shows the approximate number of physicians, specialists, and other providers participating in our Medicare Advantage networks as of September 30, 2005:

	Primary
	Care
Market	Physicians	Specialists	Hospitals	Ancillary Providers

Tennessee	1,433	3,471	53	311
Texas	561	879	35	292
Alabama	1,105	2,545	68	337
Illinois	422	1,801	18	115
Mississippi(1)	43	71	2	5

Total	3,564	8,767	176	1,060

(1)	We commenced enrollment efforts in Mississippi effective July 1, 2005.
       Generally, we contract for pharmacy services through an unrelated pharmacy benefits manager, or PBM, who is reimbursed at a discount to the “average wholesale price” for the provision of covered outpatient drugs. In addition, our HMOs are entitled to share in the PBM’s rebates based on pharmacy utilization relating to certain qualifying medications. We also contract with a third party behavioral health vendor who provides mental health and substance abuse services for our members.
       We strive to be the preferred Medicare Advantage partner for providers in each market we serve. In addition to risk-sharing and other incentive-based financial arrangements, we seek to promote a provider-friendly relationship by paying claims promptly, providing periodic performance and efficiency evaluations, providing convenient, web-based access to eligibility data and other information, and encouraging provider input on plan benefits. We also emphasize quality assurance and compliance by periodically reviewing our networks and providers. By fostering a collaborative, interactive relationship with our providers, we are better able to gather data relevant to improving the level of preventive healthcare available under our plans, monitor the utilization of medical treatment and the accuracy of patient encounter data, risk coding and the risk scores of our plans, and otherwise ensure our contracted providers are providing high-quality and timely medical care. Where possible and otherwise appropriate, we also intend to seek to duplicate the exclusivity model we have developed with RPO in other markets and service areas.
Provider Arrangements and Payment Methods
       We attempt to structure our provider arrangements and payment methods in a manner that encourages the medical provider to deliver high quality medical care to our members. We also attempt to structure our provider contracts in a way that mitigates some or all of our medical risk either through capitation or other risk-sharing arrangements. In general, there are two types of medical risk — professional and institutional. Professional risk primarily relates to physician and other outpatient services. Institutional risk primarily relates to hospitalization and other inpatient or institutionally-based services.
       We generally pay our providers under one of three payment methods:

•	fee-for-service, based on a negotiated fixed-fee schedule where we are fully responsible for managing institutional and professional risk;

•	capitation, based on a PMPM payment, where physicians generally assume the professional risk, or where a hospital or health system generally assumes the institutional or professional risk, or both; and

•	risk-sharing arrangements, typically with a physician group, where we advance, on a PMPM basis, amounts designed to cover the anticipated professional risk and then adjust payments, on a monthly basis, between us and the physician group based on actual experience measured against pre-determined sharing ratios.
Under any of these payment methods, we may also supplement provider payments with incentive arrangements based, in general, on the quality of healthcare delivery. For example, as an incentive to encourage our providers to deliver high quality care for their patients and assist us with our quality assurance and medical management programs, we often seek to implement incentive arrangements whereby we compensate our providers for “quality performance,” including increased fee-for-service rates for specified preventive health services and additional payments for providing specified encounter data on a timely basis. We also seek to implement financial incentives relating to other operational matters where appropriate.
       The agreements covering a majority of our physician groups provide for payments on a risk-sharing basis. For example, under our agreements with RPO covering our greater Houston service areas, RPO coordinates its 11 affiliated independent physician associations in providing professional medical and covered medical services, procedures, and risk services to members of our Medicare Advantage plan. These agreements also provide for us and RPO to share the risk relating to these covered services on an equal basis. See “Certain Relationships and Related Transactions — RPO Relationships.”
       When our members receive services for which we are responsible from a provider with whom we have not contracted, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In some cases, we may be obligated to pay the full rate billed by the provider. In the case of a Medicare patient who is admitted to a non-contracting hospital, we are only obligated to pay the amount that the hospital would have received from CMS under traditional fee-for-service Medicare.
       We believe our incentive and risk-sharing arrangements help to align the interests of the physician with us and our members and improve both clinical and financial outcomes. We will continue to seek to implement these arrangements where possible in our existing and new service areas.
Sales and Marketing Programs
       As of September 30, 2005, our sales force consisted of approximately 700 third party agents and 80 internal licensed sales employees (including in-house telemarketing personnel). Our third party agents are compensated on a commission basis. Medicare Advantage enrollment is generally a decision made individually by the member. Accordingly, our sales agents and representatives focus their efforts on in-person contacts with potential enrollees. In addition to traditional marketing methods including direct mail, telemarketing, radio, internet and other mass media, and cooperative advertising with participating hospitals and medical groups to generate leads, we also conduct community outreach programs in churches and community centers and in coordination with government agencies. We regularly participate in local community health fairs and events, and seek to become involved with local senior citizen organizations to promote our products and the benefits of preventive care. Our sales and marketing programs are tailored to each of our local service areas and are designed with the goal of educating, attracting, and retaining members and providers. In addition, we seek to create ethnically and culturally competent marketing programs where appropriate that reflect the diversity of the areas that we serve.
       Our marketing and sales activities are heavily regulated by CMS and other governmental agencies. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding the benefits of preventive care, describing the operations of managed care plans, and providing information about eligibility requirements. The activities of our third-party brokers and agents are also heavily regulated.
       Prior to 2006, Medicare beneficiaries could enroll in or change health plans at any time during the year. Commencing in 2006, Medicare beneficiaries will have a limited annual enrollment period during which they can choose between a Medicare Advantage plan and traditional fee-for-service Medicare. After this annual enrollment period ends, generally only seniors turning 65 during the year, dual-eligible beneficiaries and others who qualify for special needs plans, Medicare beneficiaries permanently relocating to another service area, and employer group retirees will be permitted to enroll in or change health plans. The annual enrollment period for 2006 is November 15, 2005 through May 15, 2006 for stand-alone PDPs and through June 30, 2006 for Medicare Advantage plans. Thereafter, the annual enrollment period will be from November 15 through December 31 each year for stand-alone PDPs and through March 31 of the following year for Medicare Advantage plans. We have not fully determined the impact the changes to the Medicare Advantage program contained in the MMA will have on our sales and marketing efforts.
Quality Assurance
       As part of our quality assurance program, we have implemented processes designed to ensure compliance with regulatory and accreditation standards. Our quality assurance program also consists of internal programs that credential providers and programs designed to help ensure we meet the audit standards of federal and state agencies, including CMS and the state departments of insurance, as well as applicable external accreditation standards. For example, we monitor and educate, in accordance with audit tools developed by CMS, our claims, credentialing, customer service, enrollment, health services, providers relations, contracting, and marketing departments with respect to compliance with applicable laws, regulations, and other requirements.
       Our providers must satisfy specific criteria, such as licensing, credentialing, patient access, office standards, after-hours coverage, and other factors. Our participating hospitals must also meet specific criteria, including accreditation criteria established by CMS.
Competition
       We operate in an increasingly competitive environment. Our principal competitors for contracts, members, and providers vary by local service area and are principally national, regional and local commercial managed care organizations that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and SelectCare of Texas. In addition, the MMA (including Medicare Part D) may cause a number of commercial managed care organizations, some of which are already in our service areas, to decide to enter the Medicare Advantage market. Furthermore, we expect that the implementation of Medicare Part D prescription drug benefits in 2006 will cause national and regional pharmaceutical distributors and retailers, pharmacy benefit managers, and managed care organizations to enter our markets and provide services and benefits to the Medicare eligible population. Pursuant to the MMA, a regional Medicare PPO program will also be implemented beginning January 1, 2006. Medicare PPOs would allow their members more flexibility to select physicians than HMO Medicare Advantage plans. The new regional Medicare PPO plans will compete with local Medicare Advantage HMO plans, including the plans we offer.
       We believe the principal factors influencing a Medicare recipient’s choice among health plan options are:

•	additional premiums, if any, payable by the beneficiary;

•	benefits offered;

•	location and choice of healthcare providers;

•	quality of customer service and administrative efficiency;

•	reputation for quality care;

•	financial stability of the plan; and

•	accreditation results.
       A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. We face competition from other managed care companies that have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and in our markets, greater market share, larger contracting scale and lower costs. Superior benefit design, provider network and community perception may also provide a distinct competitive advantage. If a competing plan is able to gain a competitive advantage over us in our markets, it may negatively impact our enrollment and profitability.
Regulation
Overview
       As a managed healthcare company, our operations are and will continue to be subject to substantial federal, state, and local government regulation which will have a broad effect on the operation of our health plans. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members and providers of the health plans.
       In addition, our right to obtain payment from Medicare is subject to compliance with numerous regulations and requirements, many of which are complex, evolving as a result of the MMA and subject to administrative discretion. Moreover, since we are contracting only with the Medicare program to provide coverage for beneficiaries of our Medicare Advantage plans, our Medicare revenues are completely dependent upon the reimbursement levels and coverage determinations in effect from time to time in the Medicare Advantage program.
       In addition, in order to operate our Medicare Advantage plans, we must obtain and maintain certificates of authority or license from each state in which we operate. In order to remain certified we generally must demonstrate, among other things, that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs and otherwise meet applicable licensing requirements. Accordingly, in order to remain qualified for the Medicare Advantage program, it may be necessary for our Medicare Advantage plans to make changes from time to time in their operations, personnel, and services. Although we intend for our Medicare Advantage plans to maintain certification and to continue to participate in those reimbursement programs, there can be no assurance that our Medicare Advantage plans will continue to qualify for participation.
       Each of our health plans is also required to report quarterly on its financial performance to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic reviews of our quality of care and financial status by the applicable state agencies.
Federal Regulation
       Medicare. Medicare is a federally sponsored healthcare plan for persons aged 65 and over, qualifying disabled persons and persons suffering from end-stage renal disease which provides a variety of hospital and medical insurance benefits. We contract with CMS to provide services to Medicare beneficiaries pursuant to the Medicare Advantage program. As a result, we are subject to extensive federal regulations, some of which are described in more detail below. CMS may audit any health plan operating under a Medicare contract to determine the plan’s compliance with federal regulations and contractual obligations.
       The MMA makes changes to existing Medicare law, including:

•	the creation of a new annual competitive bidding process for Medicare Advantage plans beginning in 2006 that will set plan payments and beneficiary premiums and benefits, and

•	the creation of a new outpatient drug benefit beginning in 2006 and an immediate drug discount card for the interim period until January 1, 2006. The MMA makes managed care organizations eligible to be sponsors of both the drug card and drug benefit plan programs. Our members have access to a CMS endorsed prescription drug discount card throughout 2005.
       A more complete description of Medicare and the MMA is set forth above under “— The 2003 Medicare Modernization Act.” We are currently monitoring the implementation of the MMA to determine how it will impact our operations in 2006 and we will continue to monitor this issue as new regulations are released.
       Additionally, the marketing activities of Medicare Advantage plans are strictly regulated by CMS. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding the benefits of preventive care, describing the operations of managed care plans, and providing information about eligibility requirements. Federal law precludes states from imposing additional marketing restrictions on Medicare Advantage plans. States, however, remain free to regulate, and typically do regulate, the marketing activities of plans that enroll commercial beneficiaries.
       Fraud and Abuse Laws. The federal anti-kickback statute imposes criminal and civil penalties for paying or receiving remuneration (which includes kickbacks, bribes, and rebates) in connection with any federal healthcare program, including the Medicare program. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. In some of our markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement.
       With respect to the federal anti-kickback statute, there are two safe harbors addressing certain risk-sharing arrangements. In addition, the Office of the Inspector General has adopted other safe harbors related to managed care arrangements. These safe harbors describe relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that an arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. Business arrangements that do not fall within a safe harbor do create a risk of increased scrutiny by government enforcement authorities. We have attempted to structure our risk-sharing arrangements with providers, the incentives offered by our health plans to Medicare beneficiaries, and the discounts our plans receive from contracting healthcare providers to satisfy the requirements of these safe harbors. There can be no assurance, however, that upon review regulatory authorities will determine that our arrangements do not violate the federal anti-kickback statute.
       CMS has promulgated regulations that prohibit health plans with Medicare contracts from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose disclosure and other requirements relating to physician incentive plans including bonuses or withholdings that could result in a physician being at “substantial financial risk” as defined in Medicare regulations. Our ability to maintain compliance with these regulations depends, in part, on our receipt of timely and accurate information from our providers. We conduct our operations in an attempt to comply with these regulations; however, we are subject to future audit and review. It is possible that regulatory authorities may challenge our provider arrangements and operations and there can be no assurance that we would prevail if challenged.
       Federal False Claims Act. We are subject to a number of laws that regulate the presentation of false claims or the submission of false information to the federal government. For example, the federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal government has taken the position that claims presented in violation of the federal Anti-Kickback Statute may be considered a violation of the federal False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to $11,000 per false claim. In addition to suits filed by the government, a special provision under the False Claims Act allows a private individual (e.g., a “whistleblower” such as a disgruntled former employee, competitor or patient) to bring an action under the False Claims Act on behalf of the government alleging that an entity has defrauded the federal government and permits the whistleblower to share in any settlement or judgment that may result from that lawsuit. Although we strive to operate our business in compliance with all applicable rules and regulations, we may be subject to investigations and lawsuits under the False Claims Act that may be initiated either by the government or a whistleblower. It is not possible to predict the impact such actions may have on our business.
       Health Insurance Portability and Accountability Act of 1996. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes requirements relating to a variety of issues that affect our business, including the privacy and security of medical information, limits on exclusions based on preexisting conditions for our plans, guaranteed renewability of healthcare coverage for most employers and individuals and administrative simplification procedures involving the standardization of transactions and the establishment of uniform healthcare provider, payor and employer identifiers. Various federal agencies have issued regulations to implement certain sections of HIPAA.
       For example, the Department of Health and Human Services, or DHHS, issued a final rule that establishes the standard data content and format for the electronic submission of claims and other administrative health transactions. Although we believe our operations are compliant with the electronic data standards established by the final rule, to the extent that we submit to Medicare electronic healthcare claims and payment transactions that are deemed not to be in compliance with these standards, payments to us may be delayed or denied. Additionally, DHHS has issued a final privacy rule and final security standards that apply to individually identifiable health information. The primary purposes of the privacy rule are to protect and enhance the rights of consumers by providing them access to their health information and controlling the inappropriate use of that information, and to improve the efficiency and effectiveness of healthcare delivery by creating a national framework for health privacy protection that builds on efforts by states, health systems, individual organizations, and individuals. The final rule for security standards establishes minimum standards for the security of individually identifiable health information that is transmitted or maintained electronically. We will conduct our operations in an attempt to comply with the requirements of the privacy rule and the security standards. There can be no assurance, however, that upon review regulatory authorities will find that we are in compliance with these requirements.
       On January 8, 2001, the U.S. Department of Labor’s Pension and Welfare Benefits Administration, the IRS and DHHS issued two regulations that provide guidance on the nondiscrimination provisions under HIPAA as they relate to health factors and wellness programs. These provisions prohibit a group health plan or group health insurance issuer from denying an individual eligibility for benefits or charging an individual a higher premium based on a health factor. We do not believe that these regulations will have a material adverse effect on our business.
       Employee Retirement Income Security Act of 1974. The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, or ERISA. ERISA regulates certain aspects of the relationships between plans and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.
       The U.S. Department of Labor adopted federal regulations that establish claims procedures for employee benefit plans under ERISA. The regulations shorten the time allowed for health and disability plans to respond to claims and appeals, establish requirements for plan responses to appeals and expand required disclosures to participants and beneficiaries. These regulations have not had a material adverse effect on our business.
State Regulation
       Though generally governed by federal law, each of our HMO subsidiaries is licensed in the market in which it operates and is subject to the rules, regulations, and oversight by the applicable state department of insurance in the areas of licensing and solvency. Our HMO subsidiaries file reports with these state agencies describing their capital structure, ownership, financial condition, certain inter-company transactions and business operations. Our HMO subsidiaries are also generally required to demonstrate among other things, that we have an adequate provider network, that our systems are capable of processing provider’s claims in a timely fashion and of collecting and analyzing the information needed to manage their business. State regulations also require the prior approval or notice of acquisitions or similar transactions involving an HMO, and of certain transactions between an HMO and its parent or affiliated entities or persons. Generally, our HMOs are limited in their ability to pay dividends to their stockholders.
       Our HMO subsidiaries are required to maintain minimum levels of statutory capital. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized healthcare costs or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC and are administered by the states. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. Currently, only our Texas HMO subsidiary is subject to RBC requirements and our other HMO subsidiaries are subject to other minimum statutory capital requirements mandated by the states in which they are licensed. These requirements assess the capital adequacy of an HMO subsidiary based upon investment asset risks, insurance risks, interest rate risks and other risks associated with its business to determine the amount of statutory capital believed to be required to support the HMO’s business. If the HMO’s statutory capital level falls below certain required capital levels, the HMO may be required to submit a capital corrective plan to the state department of insurance, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings.

Managed Care Legislative Proposals
       Proposals are regularly introduced in the U.S. Congress and various state legislatures relating to managed healthcare reform. On the federal level, while the MMA recently overhauled the Medicare program, it is possible that significant managed healthcare reform may be enacted in the future. At this time, it is unclear as to when any federal legislation might be enacted or the timing or content of any new federal legislation, and we cannot predict the effect on our operations of any pending or other legislation that may be adopted in the future. The provisions of legislation that may be introduced or adopted at the state level cannot be accurately and completely predicted at this time either, and we therefore cannot predict the effect of proposed or future legislation on our operations.
Technology
       We have developed and implemented integrated and reliable information technology systems that we believe have been critical to our success. Our systems collect and process information centrally and support our core administrative functions, including premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis, as well as certain member and provider service functions, including enrollment, member eligibility verification, claims status inquiries, and referrals and authorizations. We believe our information systems:

•	improve the operating efficiency of our health plans through cost containment, claims auditing, benefits administration and claims adjudication;

•	collect key data for our actuarial analysis, enabling well informed medical management and quality assurance decisions; and

•	improve communications among us and our members and providers.
       Our systems are scalable to accommodate our desired organic growth and growth related to acquisitions. We are in the process of implementing a comprehensive disaster recovery and business continuity plan. We expect that our business continuity plan will be completed in 2006.
Facilities
       Our corporate headquarters are located in approximately 74,000 square feet of leased office space in Nashville, Tennessee. The lease for our corporate headquarters expires in December 31, 2016. We also lease office space for our health plans in several locations in Alabama, Illinois, Mississippi, Tennessee and Texas. We believe our facilities are adequate for our present and currently anticipated needs.
Employees
       At September 30, 2005, we had approximately 820 employees, substantially all of whom were full-time. None of our employees are presently covered by a collective bargaining agreement. We consider relations with our employees to be good and have never experienced any work stoppage.
Legal Proceedings
       We are not currently involved in any material legal proceedings. We are, however, involved from time to time in routine legal matters and other claims incidental to our business. When it appears probable in management’s judgment that we will incur monetary damages or other costs in connection with such claims and proceedings, and such costs can be reasonably estimated, liabilities are recorded in the financial statements and charges are recorded against earnings. Though there can be no assurances, we believe the resolution of such routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on our financial condition or results of operation.
Service Marks
       The name “HealthSpring” is a registered service mark with the United States Patent and Trademark Office. We also have other registered service marks. Prior use of our service marks by third parties may prevent us from using our service marks in certain geographic areas. We intend to protect our service marks by appropriate legal action whenever necessary.

MANAGEMENT
Directors and Executive Officers
       The following table sets forth information about our directors and executive officers.

Name	Age	Position(s)

Herbert A. Fritch	55	Chairman of the Board of Directors, President, and Chief Executive Officer
Jeffrey L. Rothenberger	46	Executive Vice President and Chief Operating Officer
J. Murray Blackshear	47	Executive Vice President — Regional Operations and President — Texas Division
Kevin M. McNamara	49	Executive Vice President, Chief Financial Officer, and Treasurer
David K. Ellwanger	49	Senior Vice President and President — Tennessee Division
J. Gentry Barden	44	Senior Vice President, Corporate General Counsel, and Secretary
Pasquale R. Pingitore, M.D.	56	Senior Vice President and Chief Medical Officer
David L. Terry, Jr.	54	Senior Vice President and Chief Actuary
Martin S. Rash	50	Director
Joseph P. Nolan	41	Director
Daniel L. Timm	44	Director
Russell K. Mayerfeld	52	Director Nominee
Robert Z. Hensley	48	Director Nominee
Executive Officers
       Herbert A. Fritch has served as the Chairman of the Board of Directors, President, and Chief Executive Officer of the company and its predecessor since the commencement of operations in September 2000. Mr. Fritch is also the president of RPO. Beginning his career in 1973 as an actuary, Mr. Fritch has over 30 years of experience in the managed healthcare business. Prior to founding NewQuest, LLC, Mr. Fritch founded and served as president of North American Medical Management, Inc., or NAMM, an independent physician association management company, from 1991 to 1999. NAMM was acquired by PhyCor, Inc., a physician practice management company, in 1995. Mr. Fritch served as vice president of managed care for PhyCor following PhyCor’s acquisition of NAMM. Prior to NAMM, Mr. Fritch served as a regional vice president for Partners National Healthplans from 1988 to 1991, where he was responsible for the oversight of seven HMOs in the southern region. Mr. Fritch holds a B.A. in Mathematics from Carleton College. Mr. Fritch is a fellow of the Society of Actuaries and a member of the Academy of Actuaries.
       Jeffrey L. Rothenberger has served as Executive Vice President and Chief Operating Officer of the company since March 2005, and served in various capacities, including chief operating officer, for the company’s predecessor since September 2000. Prior to joining NewQuest, LLC, Mr. Rothenberger served as vice president for NAMM from 1996 to August 2000, with operating responsibility for several markets. Mr. Rothenberger also served as chief financial officer for the Houston independent physician associations affiliated with NAMM in 1995. Mr. Rothenberger holds a B.B.A. in Accounting from the University of Georgia and an M.B.A. from the University of Houston. In addition, Mr. Rothenberger is a certified public accountant.
       J. Murray Blackshear has served as Executive Vice President — Regional Operations and President — Texas Division of the company since March 2005, and served in various capacities, including President — Texas Division, for the company’s predecessor since September 2000. Prior to joining NewQuest, LLC, Mr. Blackshear served as vice president for NAMM from 1996 to June 2000, where he had operating responsibility for 21 markets in twelve states. Mr. Blackshear holds a B.B.A. in Management from Texas A&M University.
       Kevin M. McNamara has served as Executive Vice President and Chief Financial Officer and Treasurer of the company since April 2005. Mr. McNamara currently serves as non-executive chairman since April 2005 of ProxyMed, Inc., a provider of automated healthcare business and cost containment solutions for financial, administrative and clinical transactions in the healthcare payments marketplace, and served as interim chief executive officer of ProxyMed from December 2004 through June 2005. Mr. McNamara served as chief financial officer of HCCA International, Inc., a healthcare management and recruitment company, from October 2002 to April 2005. From November 1999 until February 2001, Mr. McNamara served as chief executive officer and a director of Private Business, Inc., a provider of electronic commerce solutions that help community banks provide accounts receivable financing to their small business customers. From 1996 to 1999, Mr. McNamara served as senior vice president and chief financial officer of Envoy Corporation, a provider of electronic transactions processing services to participants in the healthcare industry, which was acquired by Quintiles in 1999. Mr. McNamara also serves on the board of directors of Luminex Corporation, a diagnostic and life sciences tool and consumables manufacturer, Comsys IT Partners, Inc., an information technology staffing services company, and several private companies. Mr. McNamara is a certified public accountant and holds a B.S. in Accounting from Virginia Commonwealth University and an M.B.A. from the University of Richmond.
       David K. Ellwanger has served as Senior Vice President and President — Tennessee Division of the company since March 2005, and served in various capacities, including President — Tennessee Division, for the company’s predecessor since January 2002. Mr. Ellwanger served as a senior vice president for Baptist Hospital Systems from November 1999 to December 2001. From 1997 to 1998 Mr. Ellwanger served as a senior vice president for Bone, Marrow, and Joint, Inc. in Boca Raton, Florida. Mr. Ellwanger holds a B.B.A. from the University of Georgia and an M.B.A. from West Virginia University.
       J. Gentry Barden has served as Senior Vice President, General Counsel, and Secretary of the company since July 2005. From September 2003 to July 2005, Mr. Barden was a member of Brentwood Capital Advisors LLC, an investment banking firm based in Nashville, Tennessee that advised the company in the recapitalization. From September 2000 to February 2003, Mr. Barden was a managing director of McDonald Investments Inc., an investment banking subsidiary of Cleveland, Ohio-based KeyCorp, in its Nashville office. From December 1998 to June 2000, Mr. Barden was a managing director and member of J.C. Bradford & Co., LLC, a Nashville-based investment banking firm, and co-directed its mergers and acquisitions operations. Mr. Barden has approximately 12 years’ experience as a corporate and securities lawyer from 1986 through 1998, including approximately seven years with Bass, Berry & Sims PLC in Nashville, Tennessee, the company’s outside counsel in this offering. Mr. Barden graduated with a B.A. from The University of the South (Sewanee) and holds a J.D. from the University of Texas.
       Pasquale R. Pingitore, M.D. has served as Senior Vice President and Chief Medical Officer of the company since March 2005, and served in various capacities, including Chief Medical Officer, for the company’s predecessor since the commencement of operations in September 2000. Dr. Pingitore also serves as the chief medical officer of RPO. Dr. Pingitore served as Medical Director for NAMM from January 1998 to July 2000. Dr. Pingitore holds a B.A. from Loyola College (Montreal) and an M.D. from McGill University. Dr. Pingitore also serves as a director of Christus Dubuis Hospital.
       David L. Terry, Jr. has served as Senior Vice President and Chief Actuary of the company since March 2005, and served in various capacities, including Chief Actuary, for the company’s predecessor since July 2003. Prior to joining NewQuest, LLC, Mr. Terry served as senior consultant for Reden & Anders, Ltd., a healthcare consulting firm, from July 2000 to July 2003. Mr. Terry holds a B.S. in Statistics from Colorado State University and an M.S. in actuarial science from the University of Nebraska.
Non-employee Directors
       Martin S. Rash has served as one of the company’s directors since March 2005. From December 1996 until its acquisition by LifePoint Hospitals, Inc. in 2005, Mr. Rash served as chief executive officer of Province Healthcare Company, an operator of non-urban acute care hospitals. Mr. Rash also served as chairman of the board of Province since May 1998 and as a director since February 1996. He served as chief executive officer and director of its predecessor, Principal Hospital Company, from February 1996 to December 1996. Mr. Rash serves as a director of Odyssey Healthcare, Inc., a provider of hospice care.
       Joseph P. Nolan has served as one of the company’s directors since March 2005. Mr. Nolan joined the predecessor of GTCR Golder Rauner II, L.L.C. in 1994 and became a principal in 1996. Mr. Nolan is currently the co-head of the healthcare group of GTCR. Mr. Nolan was previously a vice president in mergers and acquisitions with Dean Witter Reynolds Inc. Mr. Nolan holds an M.B.A. from the University of Chicago and a B.S. in Accountancy from the University of Illinois. Mr. Nolan was previously on the board of Province Healthcare Company and currently serves as a director of several private companies.
       Daniel L. Timm has served as one of the company’s directors since November 2005. Mr. Timm joined GTCR Golder Rauner, L.L.C. in 2000 as a principal. Mr. Timm previously served as chief financial officer of Chatham Technologies, Inc., a contract electronics manufacturer, from 1999 to 2000, and as president and chief operating officer of Bruss Company, a food processing company, from 1991 to 1999. He holds a B.S. in Accountancy from the University of Illinois and an M.B.A. from the University of Chicago. Mr. Timm currently sits on the boards of VeriFone Holdings, Inc., a provider of electronic payment technologies, and of several private companies.
       Russell K. Mayerfeld has been nominated to become one of the company’s directors effective upon the closing of this offering. Mr. Mayerfeld has served as the managing member of Excelsus LLC, an advisory services firm, since 2004, and previously provided advisory services and was a private investor from April 2003 to March 2004. Mr. Mayerfeld was managing director, investment banking, of UBS LLC and predecessors from May 1997 to April 2003, and managing director, investment banking, of Dean Witter Reynolds Inc. from 1988 to 1997. Mr. Mayerfeld holds an M.B.A from Harvard University and a B.S. in Accountancy from the University of Illinois. Mr. Mayerfeld also serves as a director of Fremont General Corporation, or FGC, a financial services holding company engaged in commercial and real estate lending, Fremont Investment and Loan, a regulated subsidiary of FGC, and other private companies.
       Robert Z. Hensley has been nominated to become one of the company’s directors effective upon the closing of this offering. From July 2002 to September 2003, Mr. Hensley was an audit partner at Ernst & Young LLP in Nashville, Tennessee. He served as an audit partner at Arthur Andersen LLP in Nashville, Tennessee from 1990 to 2002, and he was the office managing partner of the Nashville, Tennessee office of Arthur Andersen LLP from 1997 to July 2002. Mr. Hensley is currently the principal owner of a private publishing company and two real estate and rental property development companies, each of which is located in Destin, Florida. Mr. Hensley holds a Master of Accountancy degree and a B.S. in Accounting from the University of Tennessee. Mr. Hensley is a certified public accountant and also serves as a director of Advocat, Inc., a provider of long-term care services to nursing home patients and residents of assisted living facilities.
       There are no family relationships with respect to any of our executive officers and directors.

Board Composition
       Our amended and restated certificate of incorporation and second amended and restated bylaws provide that our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the consummation of this offering, our board of directors will consist of six members. The members of the board will be divided into classes as follows:

•	the class I directors will be Messrs. Fritch and Nolan, and their term will expire at the annual meeting of stockholders to be held in 2006;

•	the class II directors will be Messrs. Rash and Timm, and their term will expire at the annual meeting of stockholders to be held in 2007; and

•	the class III directors will be Messrs. Hensley and Mayerfeld, and their term will expire at the annual meeting of stockholders to be held in 2008.

       The number of directors that will constitute the board may be determined from time to time by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
       Notwithstanding the foregoing, pursuant to our amended and restated stockholders agreement (see “Certain Relationships and Related Transactions — Stockholders Agreement”), we will nominate, and the stockholders party thereto will vote their shares in favor of, two representatives designated by GTCR to serve as directors until such time as GTCR holds less than 15% of the outstanding shares of common stock of the company; and thereafter one representative designated by GTCR until GTCR holds less than 10% of the outstanding common stock of the company. Messrs. Nolan and Timm are the current GTCR designees.
       Messrs. Rash, Hensley, and Mayerfeld will be our initial “independent” directors as defined under the rules of the New York Stock Exchange, or NYSE. In accordance with the applicable transition rules for newly public issuers, we intend to have a majority of independent directors on our board of directors within one year of the completion of this offering.
Committees of the Board
       We have established an audit committee, a compensation committee, and a nominating and corporate governance committee of our board of directors, effective upon the consummation of this offering. Each committee will consist of three persons, at least one of whom is not employed by us and is “independent” as defined under the rules of the NYSE. In addition, except if prohibited under applicable law or the NYSE rules, until such time as GTCR holds less than 15% of our outstanding shares of common stock, GTCR will have the right to designate one of its director designees to serve on each of the committees established by our board of directors. Within 90 days of our listing with the NYSE a majority, and within one year of our listing all, of the members of these committees will be independent and will meet the other requirements under the rules of the NYSE.
       Audit Committee. The audit committee is responsible, among other matters, for:

•	selecting the independent registered public accounting firm;

•	approving the overall scope of the audit;

•	assisting the board of directors in monitoring the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of the independent registered public accounting firm and our internal audit function and our compliance with legal and regulatory requirements;

•	annually reviewing an independent registered public accounting firm report describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm;

•	meeting to review and discuss the annual and quarterly financial statements and reports with management and the independent registered public accounting firm;

•	discussing each earnings press release, as well as financial information and any earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management, internal auditors and the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	setting hiring policies for employees or former employees of the independent registered public accounting firm;

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time; and

•	reporting from time to time to the full board of directors.
       Our audit committee will consist of Messrs. Hensley (Chair), Timm, and Mayerfeld. Our board of directors has adopted a written charter for the audit committee, which will be filed with our proxy statement for our 2006 annual meeting of stockholders and will be available on our website.
       Compensation Committee. The compensation committee is responsible, among other matters, for:

•	reviewing employee compensation policies, plans and programs;

•	reviewing and approving the compensation of our executive officers;

•	reviewing and approving employment contracts and other similar arrangements with our officers;

•	reviewing and overseeing the evaluation of executive officer performance and other related matters;

•	administration of equity incentive plans and other incentive compensation plans or arrangements; and

•	such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.
       Our compensation committee will consist of Messrs. Rash (Chair), Hensley, and Nolan. Our board of directors has adopted a written charter for the compensation committee, which will be available on our website.

Nominating and Corporate Governance Committee.
       The nominating and corporate governance committee is responsible, among other matters, for:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing the performance and self-evaluation process of our board of directors (and committees thereof) and orientation and continuing education programs for our directors;

•	reviewing and developing our corporate governance policies and providing recommendations to the board of directors regarding possible changes; and

•	reviewing and monitoring compliance with our code of business conduct and ethics, insider trading compliance policy, corporate governance guidelines and other governance policies.
       Our nominating and corporate governance committee will consist of Messrs. Mayerfeld (Chair), Rash, and Nolan. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our website.
       Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Corporate Governance
       We believe that effective corporate governance is critical to our long-term success and ability to create value for our stockholders. In connection with our initial public offering, our board of directors reviewed our existing corporate governance policies and practices, as well as related provisions of the Sarbanes-Oxley Act of 2002, current and proposed rules of the Securities and Exchange Commission, and the corporate governance requirements of the NYSE. Based on this assessment, our board of directors has approved charters, policies, procedures and controls that we believe promote and enhance corporate governance, accountability and responsibility with respect to the company and a culture of honesty and integrity, including, without limitation, corporate governance guidelines that reflect our belief in sound corporate governance and the requirements of the NYSE and a code of ethics and business conduct that applies to all of our employees, officers and directors. We intend to make our corporate governance guidelines, code of ethics and various other governance related policies and charters available on our website.
Compensation Committee Interlocks and Insider Participation
       We did not have a compensation committee for fiscal 2004. As managers of our predecessor, Messrs. Fritch and Rothenberger participated in compensation decisions with respect to our named executive officers for 2004. The current compensation arrangements for our chief executive officer and each of our named executive officers, with the exception of Dr. Pingitore who is an at-will employee, were established pursuant to the terms of the respective employment agreements between us and each executive officer.
       None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
       Upon completion of this offering, Mr. Nolan, a principal of GTCR, will be a member of our compensation committee. See “Certain Relationships and Related Transactions — Professional Services Agreement.”
Director Compensation
       We have not provided cash compensation to non-employee directors for their services as directors apart from reimbursement for their reasonable expenses incurred in attending meetings of the board of directors. See “Certain Relationships and Related Transactions — Professional Services Agreement.” We intend to provide compensation to our non-employee directors for their services following the consummation of the offering as follows:
       Annual cash retainers (pro rated for partial-year service) of $25,000 and additional annual retainers of $5,000 and $2,500, respectively, for service on the audit committee or another standing committee of the board. The audit committee chair shall be paid a $10,000 annual retainer with each chair of the other standing committees receiving an annual retainer of $5,000. In addition, meeting fees of (1) $2,500 per regularly scheduled quarterly meeting for in person attendance, (2) $1,000 per committee meeting (when not in conjunction with a regularly scheduled quarterly meeting of the board) or other special board of directors meeting for in person attendance, and (3) $500 per meeting for telephone participation. Directors will be reimbursed for reasonable expenses incurred in connection with attending meetings of the board of directors or its committees.
       Equity compensation will consist of restricted stock awards, subject to one year vesting, of (1) 2,500 shares of restricted common stock upon completion of the initial public offering, and (2) 1,500 shares of restricted common stock upon each annual meeting of stockholders where directorship will continue following the meeting.
Executive Compensation
       The following table shows the compensation awarded or paid to, or earned by, our chief executive officer and our four other most highly compensated executive officers for the fiscal year ended December 31, 2004 whose total annual salary and bonus exceeded $100,000, whom we refer to as our “named executive officers.”
Summary Compensation Table

	Annual Compensation

			Other Annual	All Other
Name and Principal Position	Salary ($)(1)	Bonus ($)	Compensation ($)(2)	Compensation ($)(3)

Herbert A. Fritch,	425,000	687,500	—	2,447,878
President and Chief Executive Officer
Jeffrey L. Rothenberger,	325,000	318,750	—	617,346
Executive Vice President and Chief Operating Officer
J. Murray Blackshear,	290,000	145,000	—	617,346
Executive Vice President — Regional Operations and President — Texas Division
David K. Ellwanger,	250,000	182,500	—	5,544,803
Senior Vice President and President — Tennessee Division
Pasquale R. Pingitore, M.D.,	250,000	87,500	—	191,997
Senior Vice President and Chief Medical Officer

(1)	Represents total salary earned and includes amounts of compensation deferred under our 401(k) savings plan.

(2)	Other annual compensation reflected in the table does not include the value of certain personal benefits, if any, furnished by the company or for which it reimburses the named executive officers, unless the value of such benefits in total exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported in the table above for the named executive officers. During 2004, Messrs. Blackshear and Pingitore received other annual compensation of $5,400 and $4,200, respectively.

(3)	All other compensation for Messrs. Fritch, Rothenberger, Blackshear, Ellwanger, and Pingitore includes (i) company matching contributions to our 401(k) savings plans of $7,175, (ii) $2,422,248, $605,557, $605,557, $5,474,301, and $182,514, respectively, recognized in connection with the estimation of the value of the phantom membership units converted on December 31, 2004, and (iii) $18,455, $4,614, $4,614, $63,327 and $2,308, respectively, as payment of the estimated interest, grossed-up to cover related tax withholdings, through the closing of the recapitalization on loans issued to cover the required tax withholdings in connection with the conversion.

Stock Option Grants in Last Fiscal Year
       We granted no stock options to any of our named executive officers during the year ended December 31, 2004 or, to date, during 2005.
Restricted Stock Grants in Last Fiscal Year
       We granted no restricted stock to any of our named executive officers during the year ended December 31, 2004. During the nine months ended September 30, 2005, we issued 1,000,000 and 25,000 restricted shares of our common stock to Messrs. McNamara and Ellwanger, respectively, for a purchase price of $0.10 per share.
Employment Agreements
       We have entered into employment agreements with the following executive officers: Messrs. Fritch, Rothenberger, McNamara, Blackshear, and Ellwanger. Our other executive officers, Messrs. Barden and Terry and Dr. Pingitore, do not have employment agreements.
       Under their respective employment agreements, each of Messrs. Fritch, Rothenberger, McNamara, Blackshear, and Ellwanger receive the following annual base salaries, subject to increase by the board of directors:

Annual Base
Name	Salary

Herbert A. Fritch	$525,000
Jeffrey L. Rothenberger	$400,000
J. Murray Blackshear	$315,000
Kevin M. McNamara	$350,000
David K. Ellwanger	$265,000
In addition to the above compensation, each executive subject to an employment agreement is eligible for an annual bonus based on annual budgetary and other objectives determined by the board of directors for each fiscal year of employment and is entitled to any other benefits made available by us to other senior executives. The maximum target annual bonuses are based on a percentage of each executive’s base salary as follows:

Target Bonus
Name	Percentage

Herbert A. Fritch	100%
Jeffrey L. Rothenberger	75%
J. Murray Blackshear	50%
Kevin M. McNamara	75%
David K. Ellwanger	50%
Notwithstanding the foregoing, the annual bonuses for fiscal 2005 will be pro rated based upon the portion of the year remaining after the effective date of the employment agreements, as applicable.
       Each executive’s employment will continue until his:

•	resignation with or without good reason, or his disability or death, or

•	termination of employment with or without cause.
       If an executive’s employment is terminated by us without cause or by the executive for good reason, the executive shall be entitled to (a) receive a severance payment equal to his annual base salary and (b) continue to participate in our employee benefit programs for senior executive employees (other than bonus and incentive compensation plans) for one year following the date of termination; provided, that the severance benefits referred to above will be reduced to the extent the executive receives compensation from another employer during the severance period unless executive is terminated without cause in connection with a sale of the company, as defined in the employment agreement. If an executive’s employment is terminated with cause, by executive without good reason or otherwise as a result of executive’s death or disability, executive shall only be entitled to receive his accrued salary through the termination date and the other benefits required by applicable law or otherwise specifically provided for in our applicable employee benefit plans.
       Each executive has agreed to limitations on his ability to disclose confidential information relating to us and acknowledges that all discoveries, inventions, methods and other work product relating to his employment belong to us. Also, during the eighteen-month period following an executive’s termination of employment, he agrees not to engage in any manner of business that competes with us in any area in which we do business. Furthermore, during the non-compete period, executive agrees not to solicit our customers, suppliers, or other business relations or solicit or hire our employees.
       The foregoing summary of the principal features of our employment agreements is qualified in its entirety by reference to the actual text of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
Benefit Plans
Restricted Stock Purchase Agreements
       There are an aggregate of 3,492,500 shares of restricted common stock outstanding. Of these shares, 1,000,000 were issued to Mr. McNamara, our Chief Financial Officer, and 25,000 were issued to Mr. Ellwanger, a named executive officer. Each employee’s shares of restricted common stock are subject to the terms and conditions of restricted stock purchase agreements. Certain restrictions on these shares of restricted common stock lapse based on time, generally over five years, and in the event of a change in control. Mr. McNamara’s shares vest over a period of four years instead of five. All the outstanding shares of restricted stock have voting and dividend rights similar to our unrestricted common stock. The restricted stock agreements are individual compensatory benefit plans within the meaning of Rule 701 promulgated under the Securities Act.
       The restricted shares are generally subject to limitations on transfer, except pursuant to a public sale, a sale of the company, or certain expressly permitted transfers. Pursuant to the restricted stock purchase agreements, we will have the right to purchase all or any portion of an employee’s restricted stock if his or her employment is terminated. The purchase price for securities purchased pursuant to this repurchase option will be:

•	in the case of shares where the restrictions have not lapsed, the lesser of the original cost and the fair market value of such shares as of the date of notice and as of the date of separation; and

•	in the case of shares where the restrictions have lapsed, the fair market value of such shares, provided that, if employment is terminated with cause, then the purchase price shall be the lesser of the original cost and the fair market value of such shares as of the date of notice.
       Repurchases by us under the repurchase options described above are subject to (a) our ability to pay the purchase price from readily available cash resources, (b) restrictions contained in laws applicable to us or our subsidiaries and (c) restrictions contained in our and our subsidiaries’ debt and equity financing agreements, including the term loan facility and the subordinated notes. We may therefore defer repurchases while such restrictions apply. Furthermore, in the event we do not elect to purchase all of the shares, the board of directors may permit the other stockholders party to the stockholders agreement to exercise the repurchase option pursuant to the terms described above. The right of the company or the stockholders party to our stockholders agreement to purchase shares where the restrictions have lapsed as described above will terminate upon the consummation of a sale of the company or this offering. The right of the eligible stockholders to purchase shares where the restrictions have not lapsed as described above will terminate upon the consummation of a sale of the company.
       The restricted stock agreements also contain limitations on the holder’s ability to disclose confidential information relating to us and acknowledges that all discoveries, inventions, methods and other work product relating to a holder’s employment belong to us. Also, during the twelve-month period (eighteen-months for certain employees) following a holder’s termination of employment, such holder agrees not to engage in any manner of business that competes with us in any area in which we do business. Furthermore, during the non-compete period, each holder agrees not to solicit our customers, suppliers, or other business relations or solicit or hire our employees.
       The foregoing summary of the principal features of our restricted stock purchase agreements is qualified in its entirety by reference to the actual text of such agreements, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part.
2005 Stock Option Plan
       The following is a brief summary of the principal features of our 2005 stock option plan, referred to as the 2005 Stock Option Plan, which we adopted on March 1, 2005. We will not grant any additional awards under our 2005 Stock Option Plan following the consummation of this offering. This summary is qualified in its entirety by reference to the actual text of the 2005 Stock Option Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.
       Nonqualified stock options to purchase an aggregate of 390,000 shares of common stock are currently outstanding under the 2005 Stock Option Plan. The exercise price for all outstanding stock options granted under the 2005 Stock Option Plan is $1.25 per share. Options granted under the 2005 Stock Option Plan vest and become exercisable over a period of five years from the vesting start date. In the event of a change in control of the company, all outstanding options immediately vest in full. All options granted under the 2005 Stock Option Plan have a ten year term. None of the outstanding options are currently exercisable.
       A participant in the 2005 Stock Option Plan may exercise an option only if such participant is, and has been continuously since the date the option was granted, a director, officer or employee of, or performed other services for us. Options may be exercised in whole or in part by written notice to the company. This notice must be accompanied by payment of the exercise price in full. Payment shall be made in cash (including check, bank draft, or money order). An optionee may not transfer a stock option other than by will or the laws of descent and distribution.
       In the event of certain types of changes in our capital structure, including a stock split or recapitalization, the number of shares and exercise price of all outstanding stock options granted under the 2005 Stock Option Plan will be automatically adjusted. The 2005 Stock Option Plan provides that in the event of a sale of the company, the committee may provide that outstanding options become exercisable, in full or in part, and may also determine that all options shall terminate if not exercised as of the date of the sale or another prescribed time. In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of our assets or other fundamental change whereupon holders of the shares of our common stock are entitled to receive stock, securities or assets with respect to, or in exchange for, their shares of our common stock, each participant holding options shall thereafter have the right to receive, upon exercise of the options, such shares of stock, securities, or assets as may be issued or payable with respect to or in exchange for the number of shares of common stock to which participant would have been entitled upon exercise of options had such change not taken place.

       The 2005 Stock Option Plan is administered by our board or a committee designated by our board. Subject to the terms of the 2005 Stock Option Plan, the board has the authority to interpret and specify the rules and regulations relating to the 2005 Stock Option Plan.
       The outstanding option award agreements also contain restrictions on transfer and non-competition, confidentiality and repurchase provisions substantially similar to those provided under the restricted stock agreements and set forth above under “Restricted Stock Purchase Agreements.”
2005 Equity Incentive Plan
       The following is a brief summary of the principal features of our 2005 equity incentive plan, referred to as the Equity Incentive Plan, which we intend to adopt effective upon the completion of this offering. The following summary is qualified in its entirety by reference to the actual text of the Equity Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.
       Shares Available for Awards under the Plan. Under the Equity Incentive Plan, awards may be made in common stock of the company. Subject to adjustment as provided by the terms of the Equity Incentive Plan, the maximum number of shares of common stock with respect to which awards may be granted under the Equity Incentive Plan is                     . Except as adjusted in accordance with the terms of the Equity Incentive Plan, no more than                      shares of common stock authorized under the Equity Incentive Plan may be awarded as incentive stock options and no more than                      shares authorized under the Equity Incentive Plan may be awarded as awards other than pursuant to an option. Shares of common stock subject to an award under the Equity Incentive Plan that are cancelled, expire unexercised, forfeited, settled in cash or otherwise terminated without a delivery of shares of common stock to the participant, including shares of common stock withheld or surrendered in payment of any exercise or purchase price of an award or taxes relating to an award, remain available for awards under the Equity Incentive Plan. Shares of common stock issued under the Equity Incentive Plan may be either newly issued shares or shares which have been reacquired by the company. Shares issued by the company as substitute awards granted solely in connection with the assumption of outstanding awards previously granted by a company acquired by the company, or with which the company combines, or Substitute Awards, do not reduce the number of shares available for awards under the Equity Incentive Plan.
       In addition, the Equity Incentive Plan imposes individual limitations on the amount of certain awards in order to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Under these limitations, no single participant may receive options or stock appreciation rights, or SARs, in any calendar year that, taken together, relate to more than            shares of common stock, subject to adjustment in certain circumstances.
       With certain limitations, awards made under the Equity Incentive Plan may be adjusted by the compensation committee of the board of directors, or the Committee, in its discretion or to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Equity Incentive Plan in the event of any stock dividend, reorganization, recapitalization, stock split, combination, merger, consolidation, change in laws, regulations or accounting principles or other relevant unusual or nonrecurring event affecting the company.
       No awards may be granted under the Equity Incentive Plan after the tenth anniversary of the effective date of the plan.
       Eligibility and Administration. Current and prospective officers and employees, directors of, and consultants to, the company or its subsidiaries or affiliates are eligible to be granted awards under the Equity Incentive Plan. The Committee will administer the Equity Incentive Plan, except with respect to awards to non-employee directors, for which the Equity Incentive Plan will be administered by the Board. Subject to the terms of the Equity Incentive Plan, the Committee is authorized to select participants, determine the type and number of awards to be granted, determine and later amend, subject to certain limitations, the terms and conditions of any award, interpret and specify the rules and regulations relating to the Equity Incentive Plan, and make all other determinations which may be necessary or desirable for the administration of the Equity Incentive Plan. Notwithstanding the foregoing, the consent of GTCR is required for any equity or equity-based awards to our executive officers as described below under “Certain Relationships and Related Transactions — Stockholders Agreement.”
       Stock Options and Stock Appreciation Rights. The Committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options. The Committee may specify the terms of such grants subject to the terms of the Equity Incentive Plan. The Committee is also authorized to grant SARs, either with or without a related option. The exercise price per share subject to an option is determined by the Committee, but may not be less than the fair market value of a share of common stock on the date of the grant, except in the case of Substitute Awards. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and the provisions requiring forfeiture of unexercised options at or following termination of employment generally are fixed by the Committee, except that no option or SAR relating to an option may have a term exceeding ten years. Incentive stock options that are granted to holders of more than ten percent of the company’s voting securities are subject to certain additional restrictions, including a five-year maximum term and a minimum exercise price of 110% of fair market value.
       A stock option or SAR may be exercised in whole or in part at any time, with respect to whole shares only, within the period permitted for the exercise. Stock options and SARs shall be exercised by written notice of intent to exercise the stock option or SAR and, with respect to options, payment in full to the company of the amount of the option price for the number of shares with respect to which the option is then being exercised.
       Payment of the option price must be made in cash or cash equivalents, or, at the discretion of the Committee, (a) by transfer, either actually or by attestation, to the company of shares that have been held by the participant for at least six months (or such lesser period as may be permitted by the Committee) which have a fair market value on the date of exercise equal to the option price, together with any applicable withholding taxes, or (b) by a combination of such cash or cash equivalents and such shares; provided, however, that a participant is not entitled to tender shares pursuant to successive, substantially simultaneous exercises of any stock option of the company. Subject to applicable securities laws and company policy, the company may permit an option to be exercised by delivering a notice of exercise and simultaneously selling the shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the company, using the proceeds of such sale as payment of the option price, together with any applicable withholding taxes. Until the participant has been issued the shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such shares.
       Restricted Shares and Restricted Share Units. The Committee is authorized to grant restricted shares of common stock and restricted share units. Restricted shares are shares of common stock subject to transfer restrictions as well as forfeiture upon certain terminations of employment prior to the end of a restricted period or other conditions specified by the Committee in the award agreement. A participant granted restricted shares of common stock generally has most of the rights of a shareholder of the company with respect to the restricted shares, including the right to receive dividends and the right to vote such shares. None of the restricted shares may be transferred, encumbered or disposed of during the restricted period or until after fulfillment of the restrictive conditions.
       Each restricted share unit has a value equal to the fair market value of a share of common stock on the date of grant. The Committee determines, in its sole discretion, the restrictions applicable to the restricted share units. A participant will be credited with dividend equivalents on any vested restricted share units at the time of any payment of dividends to shareholders on shares of common stock. Except as determined otherwise by the Committee, restricted share units may not be transferred, encumbered or disposed of, and such units shall terminate, without further obligation on the part of the company, unless the participant remains in continuous employment of the company for the restricted period and any other restrictive conditions relating to the restricted share units are met.
       Performance Awards. A performance award consists of a right that is denominated in cash or shares of common stock (including restricted stock units), valued in accordance with the achievement of certain performance goals during certain performance periods as established by the Committee, and payable at such time and in such form as the Committee shall determine. Performance awards may be paid in a lump sum or in installments following the close of a performance period or on a deferred basis, as determined by the Committee. Termination of employment prior to the end of any performance period, other than for reasons of death or total disability, will result in the forfeiture of the performance award. A participant’s rights to any performance award may not be transferred, encumbered or disposed of in any manner, except by will or the laws of descent and distribution.
       Performance awards are subject to certain specific terms and conditions under the Equity Incentive Plan. Unless otherwise expressly stated in the relevant award agreement, each award granted to a covered officer, as defined, under the Equity Incentive Plan is intended to be performance-based compensation within the meaning of Section 162(m). Performance goals for covered officers will be limited to one or more of the following financial performance measures relating to the company or any of its subsidiaries, operating units, business segments or divisions: (a) earnings before interest, taxes, depreciation and/or amortization; (b) operating income or profit; (c) operating efficiencies; (d) return on equity, assets, capital, capital employed or investment; (e) after tax operating income; (f) net income; (g) earnings or book value per share; (h) cash flow(s); (i) total sales or revenues or sales or revenues per employee; (j) production; (k) stock price or total shareholder return; (l) dividends; (m) debt reduction; or (n) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures; or any combination of those objectives. Each goal may be expressed on an absolute or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the company or any subsidiary, operating unit or division of the company or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders’ equity or shares outstanding, or to assets or net assets. The Committee may appropriately adjust any evaluation of performance under criteria set forth in the Equity Incentive Plan to exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (d) accruals for reorganization and restructuring programs and (e) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 or in management’s discussion and analysis of financial condition and results of operations appearing in the company’s annual report to shareholders for the applicable year.
       To the extent necessary to comply with Section 162(m) of the Code, with respect to grants of performance awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m)), the Committee will, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each covered officer for such performance period. Following the completion of each performance period, the Committee will certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to covered officers for such performance period. In determining the amount earned by a covered officer for a given performance period, subject to any applicable award agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period. With respect to any covered officer, the maximum annual number of shares in

respect of which all performance awards may be granted under the Equity Incentive Plan is           and the maximum annual amount of all performance awards that are settled in cash is $          .
       Other Stock-Based Awards. The Committee is authorized to grant any other type of awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The Committee will determine the terms and conditions of such awards, consistent with the terms of the Equity Incentive Plan.
       Non-Employee Director Awards. The board may provide that all or a portion of a non-employee director’s annual retainer, meeting fees or other awards or compensation as determined by the Board will be payable in non-qualified stock options, restricted shares, restricted share units or other stock-based awards, including unrestricted shares, either automatically or at the option of the non-employee directors. The board will determine the terms and conditions of any such awards, including those that apply upon the termination of a non-employee director’s service as a member of the board. Non-employee directors are also eligible to receive other awards pursuant to the terms of the Equity Incentive Plan, including options and SARs, restricted shares and restricted share units, and other stock-based awards upon such terms as the Committee may determine; provided, however, that with respect to awards made to members of the Committee, the Equity Incentive Plan will be administered by the board.
       Termination of Employment. The Committee will determine the terms and conditions that apply to any award upon the termination of employment with the company, its subsidiaries and affiliates, and provide such terms in the applicable award agreement or in its rules or regulations.
       Change in Control. All outstanding awards vest, become immediately exercisable or payable and have all restrictions lifted immediately upon a Change in Control (as defined in the Equity Incentive Plan).
       Amendment and Termination. The board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan or any portion of the Equity Incentive Plan at any time, except that shareholder approval must be obtained for any such action if such approval is necessary to comply with any tax or regulatory requirement with which the board deems it desirable or necessary to comply. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award, either prospectively or retroactively. Notwithstanding the foregoing, except for certain limited exceptions, the Committee does not have the power to amend the terms of previously granted options to reduce the exercise price per share of such options or to cancel such options and grant substitute options with a lower exercise price per share than the cancelled options. The Committee also may not materially and adversely affect the rights of any award holder without the award holder’s consent.
       Other Terms of Awards. The company may take action, including the withholding of amounts from any award made under the Equity Incentive Plan, to satisfy withholding and other tax obligations. The Committee may provide for additional cash payments to participants to defray any tax arising from the grant, vesting, exercise or payment of any award. Except as permitted by the applicable award agreement, awards granted under the Equity Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or as permitted by the Committee in its discretion.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase Agreement; Purchase and Exchange Agreement
       Pursuant to the stock purchase agreement, dated March 1, 2005, entered into by the company in connection with the recapitalization, the GTCR Funds and certain other investors, the GTCR Funds and other investors, including certain of our directors and executive officers, purchased an aggregate of 136,072 shares of our preferred stock and 36,475,174 shares of our common stock for an aggregate purchase price of approximately $139.7 million. Pursuant to the stock purchase agreement, among other transactions:

•	The GTCR Funds purchased 130,569 shares of preferred stock and 35,000,000 shares of common stock for a purchase price of $134.1 million;

•	Martin S. Rash, a director, purchased 487 shares of preferred stock and 130,531 shares of common stock for a purchase price of $500,000;

•	Kevin M. McNamara, who has since March 1, 2005 become an executive officer, purchased 243 shares of preferred stock and 69,266 shares of common stock for a purchase price of $250,000;

•	J. Gentry Barden, who has since March 1, 2005 become an executive officer, purchased 49 shares of preferred stock and 13,054 shares of common stock for a purchase price of $50,000; and

•	David L. Terry, Jr., an executive officer, purchased 77 shares of preferred stock and 20,738 shares of common stock for a purchase price of $79,438.
       Additionally, the stock purchase agreement provides for the payment by the company of reasonable travel, legal and other fees and expenses incurred by GTCR or its affiliates in connection with the rendering of any services to the company.
       Pursuant to the purchase and exchange agreement, dated November 10, 2004, entered into in connection with the recapitalization by GTCR, NewQuest, LLC, the members of NewQuest, LLC, the company, and NewQuest, Inc., a wholly-owned subsidiary of the company, the members of NewQuest, LLC exchanged or sold their ownership interests in NewQuest, LLC for an aggregate of $295.4 million in cash (including $17.2 million placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of preferred stock, and 24,415,263 shares of common stock of HealthSpring, Inc. The table below lists with respect to each of our directors, executive officers, and 5% or greater stockholders (including persons or entities related to the director, executive officer, or stockholder) who participated in the recapitalization: (a) the number of NewQuest, LLC membership units contributed to HealthSpring, Inc., (b) the number of shares of preferred and common stock of HealthSpring, Inc. received in connection with the contribution, (c) the number of NewQuest, LLC membership units sold to HealthSpring, Inc., and (d) the aggregate cash value of the membership units sold to HealthSpring, Inc., as part of the recapitalization.

				Number of
		Number of	Number of	Membership
	Number of	Preferred	Common	Units of
	Membership Units	Shares	Shares	NewQuest, LLC	Cash
	of NewQuest, LLC	Received in	Received in	Sold to	Value of
	Contributed to	Connection with	Connection with	HealthSpring,	Sold
Name	HealthSpring, Inc.	Contribution	Contribution	Inc.	Units

Herbert A. Fritch	392,261	30,420	8,154,278	403,176	$32,104,404
Jeffrey L. Rothenberger	84,578	6,559	1,758,198	205,725	$16,381,584
J. Murray Blackshear	88,359	6,582	1,836,797	206,944	$16,478,651
David K. Ellwanger	11,110	862	230,954	58,097	$4,626,216
Pasquale R. Pingitore, M.D.	32,580	2,526	677,271	98,551	$7,847,480

Terms of Preferred Stock
       As described above, we sold shares of preferred stock to the GTCR Funds, members of our predecessor, and certain other new investors in connection with the recapitalization. The holders of the preferred stock are entitled to an 8% cumulative dividend per year, which accrues on a daily basis and accumulates quarterly commencing on March 31, 2005, on the sum of the liquidation value of $1,000 per share plus all accumulated and unpaid dividends. The dividends are paid when declared by the board of directors, provided that these dividends accrue whether or not they have been declared. As of September 30, 2005, accrued but unpaid dividends totaled $10.8 million. We can redeem the shares at any time for their liquidation value of $1,000 per share plus all accrued but unpaid dividends. The preferred stock has no voting rights. Additionally, only through the affirmative vote of the holders of a majority of the outstanding shares of preferred stock can we be required to use the net proceeds of any public offering to redeem, in whole but not in part, the preferred shares for cash in an amount equal to their liquidation value, $1,000 per share, plus all accrued but unpaid dividends. If not redeemed, the preferred stock will automatically convert into common stock based on the aggregate liquidation value of the preferred stock, which includes all accrued but unpaid dividends, divided by a number which is equal to the public offering price per share of our common stock. The GTCR Funds, holders of greater than a majority of the shares of preferred stock of the company, have advised us that they do not intend to seek a redemption of the preferred stock in connection with this offering. See “Principal and Selling Stockholders.”

Stockholders Agreement
       Each of our stockholders was a party to a stockholders agreement dated March 1, 2005. That agreement was amended and restated effective upon completion of this offering. Under the amended and restated stockholders agreement, each share of our capital stock beneficially owned by our existing stockholders, other than shares held by GTCR, is generally subject to restrictions on transfer, other than certain permitted transfers described in the stockholders agreement.
       The amended and restated stockholders agreement also provides:

•	that we will nominate, and the stockholders party thereto will vote their shares for, two representatives designated by GTCR for election as directors until such time as GTCR holds less than 15% of the outstanding shares of common stock of the company; and thereafter one representative designated by GTCR until such time as GTCR holds less than 10% of the outstanding shares of common stock of the company;

•	for contractual board observer rights for GTCR;

•	that GTCR will have the right to designate one of its director designees to serve on each of the committees established by our board of directors, except if prohibited by applicable law or the NYSE rules, until such time as GTCR holds less than 15% of the outstanding shares of common stock of the company;

•	that GTCR must consent to any equity or equity based awards to our executive officers, until such time as GTCR holds less than 15% of the outstanding shares of common stock of the company; and

•	for certain stockholder lock-up agreements more fully described below under “Shares Eligible For Future Sale — Lock-Up Agreements.”

Professional Services Agreement
       Under the professional services agreement, dated March 1, 2005, between HealthSpring, Inc., NewQuest, Inc. and GTCR Golder Rauner II, L.L.C., HealthSpring, Inc. engaged GTCR Golder Rauner II, L.L.C. as a financial and management consultant. Two of our directors, Messrs. Nolan and Timm, are affiliated with GTCR Golder Rauner II, L.L.C. During the term of its engagement, GTCR Golder Rauner II, L.L.C. has agreed to consult on business and financial matters, including corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financings for an annual management fee of $500,000, payable in equal monthly installments, and reimbursement for certain related expenses. GTCR Golder Rauner II, L.L.C., an affiliate of the GTCR Funds, has been paid approximately $292,000 under this agreement in management fees and related expenses through September 30, 2005.
       Additionally, GTCR Golder Rauner II, L.L.C. was paid a placement fee of approximately $1.34 million under the professional services agreement in connection with the sale of our securities in connection with the recapitalization.
       This agreement will be terminated upon completion of this offering.

Conversion of Phantom Membership Units of NewQuest, LLC
       Our predecessor, NewQuest, LLC, entered into phantom membership agreements for the benefit of certain of its employees, including a number of our past and current officers and directors. In connection with the recapitalization, the holders of phantom membership agreements entered into agreements converting their phantom membership units into NewQuest, LLC series D membership units and canceling their rights under the phantom membership agreements, in each case effective as of December 31, 2004. The conversion ratio, and value of the new NewQuest, LLC membership interests, was determined based on the value of NewQuest, LLC implied by the recapitalization.
       As part of the conversion and cancellation of the phantom membership agreements, NewQuest, LLC loaned each holder of phantom membership units an amount sufficient to pay the estimated federal and state tax liability of the phantom unit holder as a result of the conversion (which was based on an estimated marginal tax rate of approximately 36%). These loans, in the form of promissory notes, accrued interest at the applicable federal rate, were secured by a pledge of the Series D membership units received upon conversion and were paid in full at the closing of the recapitalization on March 1, 2005. At the time of the conversion, the company also paid each former phantom member an amount equal to the accrued interest, grossed-up to cover related withholding taxes, estimated to be payable with respect to the promissory notes from January 1, 2005 through the anticipated closing of the recapitalization. At the closing of the recapitalization, the former phantom members were paid an additional amount designed to compensate them for (a) the amounts, if any, that would have been received had the conversion occurred at March 1, 2005 instead of December 31, 2004 and (b) the accrued interest, grossed-up to cover related withholding taxes, payable with respect to the promissory notes in excess of the estimated interest paid upon the conversion. The series D membership units issued in connection with the conversion were either sold to us for cash or contributed to us in exchange for shares of our preferred and common stock as part of the recapitalization under the purchase and exchange agreement described above.

       The following table lists, for our directors and executive officers who held NewQuest, LLC phantom membership units: (a) the aggregate number of phantom membership units held by such person at the time of the conversion; (b) the number of series D membership units received upon conversion of the phantom membership units; (c) the aggregate value of the series D membership units sold or contributed to us in connection with the recapitalization; (d) the aggregate amount of the loan made to each person in connection with the conversion; and (e) the aggregate amount of the grossed-up interest payments and additional amounts such person was entitled to receive upon the conversion and the closing of the recapitalization.

	Number of	Number of
	Phantom	Series D Units	Aggregate		Aggregate
	Membership Units	Received Upon	Value of	Aggregate Loan	Additional
Name	of NewQuest, LLC	Conversion(1)	Series D Units(2)	Amount(3)	Amounts

Herbert A. Fritch	40,000	30,622.36	$2,422,248	$885,381	$16,190
Jeffrey L. Rothenberger	10,000	7,655.59	$605,557	$220,437	$4,047
J. Murray Blackshear	10,000	7,655.59	$605,557	$220,437	$4,047
David K. Ellwanger	73,627	69,207.35	$5,474,301	$2,002,524	$36,589
Pasquale R. Pingitore, M.D.	2,750	2,307.38	$182,514	$65,974	$1,220

(1)	Included in number of membership units of NewQuest, LLC contributed or sold to HealthSpring, Inc. in the table on page 96.

(2)	Based upon an estimated per unit value at December 31, 2004 of $79.10.
(3)	Includes interest accrued at the applicable federal rate through the closing of the recapitalization.

RPO Relationships
       RPO is a Texas non-profit corporation the members of which are GulfQuest L.P., one of our wholly owned HMO management subsidiaries, and 11 affiliated independent physician associations, comprised of over 1,000 physicians including 406 primary care physicians, providing medical services primarily in and around counties surrounding and including the Houston, Texas metropolitan area. Our Texas HMO, Texas HealthSpring, LLC, has contracted with RPO to provide professional medical and covered medical services and procedures to over 23,300 members of our Medicare Advantage plan. Pursuant to that agreement, RPO shares risk relating to the provision of such services, both upside and downside, with the Company on an equal allocation. Another agreement we have with RPO delegates responsibility to our GulfQuest subsidiary for medical management, claims processing, provider relations, credentialing, finance, and reporting services for RPO’s Medicare and commercial members. Pursuant to that agreement, GulfQuest receives a management fee, calculated as a percentage of Medicare premiums, plus a dollar amount PMPM for RPO’s commercial members, plus 25% of the profits from RPO’s operations. Both agreements have a ten year term that expires on December 31, 2014 and automatically renew for additional one to three year terms thereafter, unless notice of non-renewal is given by either party at least 180 days prior to the end of the then-current term. The agreements also contain certain restrictions on our ability to enter into agreements with physician networks in certain counties where RPO provides services. Likewise, RPO is subject to restrictions regarding providing coverage in plans competitive with our Texas HMO’s Medicare Advantage plan. See “Business — Our Medical Health Services Management and Provider Networks” and “Business — Provider Arrangements and Payment Methods” and Note 12 to our condensed consolidated financial statements as of and for the nine month period ended September 30, 2005.
       Because the substantial majority of the physicians that participate in our Texas HMO are contracted through RPO, we and RPO work closely together. The physicians contracted with RPO have substantial experience in managing the delivery of care for the Medicare population through risk relationships with Medicare Advantage health plans that pre-date our relationship. We believe our close relationship with RPO allows for increased communication among physicians and more efficient care of our Medicare members. This close working relationship has also historically resulted in lower Medicare MLRs than in our other Medicare Advantage plans. Herb Fritch, our President and

Chief Executive Officer, serves as president of RPO. Dr. Pasquale Pingitore, our Senior Vice President and Chief Medical Officer, serves as chief medical officer of RPO. With this close relationship, we believe the RPO physicians are more likely to assist us in managing the care and medical utilization of our Medicare Advantage members.
       For the years ended December 31, 2003 and 2004, RPO paid GulfQuest management and other fees of approximately $11.3 million and $16.4 million, respectively. In addition, Texas HealthSpring, LLC paid RPO approximately $28.4 million and $53.8 million in net risk-sharing payments in 2003 and 2004, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS
       The following table indicates information regarding the beneficial ownership of our common stock before and after the completion of this offering by:

•	the selling stockholders;

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each member of our board of directors upon the completion of this offering;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
       The number of shares owned and percentage ownership in the following table is based on (1)                      shares of common stock outstanding on September 30, 2005, (2) the conversion of all outstanding shares of our preferred stock and the dividends accrued thereon through                     , 2005 into                      shares of common stock, (3) the exchange of all membership units of one of our HMO subsidiaries, Texas HealthSpring, LLC, that are not owned by us for                      shares of our common stock, and (4) the issuance of                      shares in this offering. The information assumes no exercise of the underwriters’ over-allotment option to purchase shares from the selling stockholders except as indicated.
       GTCR is offering                      shares of our common stock pursuant to this offering. Up to an additional                      shares of our common stock owned by GTCR may be sold if the underwriters exercise their over-allotment option. No other stockholder is selling common stock as part of this offering.
       Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer and director listed below is c/o HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228.
       We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or conversion of convertible notes that are either immediately exercisable or convertible or exercisable or convertible within 60 days of September 30, 2005. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and dispositive authority with respect to all shares shown as beneficially owned by them.

	Before Offering		After Offering

Beneficial Owners	Number	Percentage	Number	Percentage

GTCR Funds(1)
Robert Mack
Herbert A. Fritch(2)
Jeffrey L. Rothenberger(3)
J. Murray Blackshear(4)
David K. Ellwanger(5)
Pasquale R. Pingitore, M.D.(6)
Martin S. Rash
Joseph P. Nolan(7)
Daniel L. Timm
Russell K. Mayerfeld(8)
Robert Z. Hensley
Executive officers and directors as a group (13 persons)(9)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Amounts shown reflect the aggregate interests held by GTCR Fund VIII, L.P., or Fund VIII, GTCR Fund VIII/ B, L.P., or Fund VIII/ B, and GTCR Co-Invest II, L.P., or Co-Invest II (collectively, the “GTCR Funds”). The address of each such entity is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(2)	Includes shares held by a certain grantor retained annuity trusts for the benefit of Mr. Fritch’s children and step-children of which Mr. Fritch is the trustee.

(3)	Includes shares held by a grantor retained annuity trust for the benefit of Mr. Rothenberger’s children of which Mr. Rothenberger is the trustee.

(4)	Includes shares held by a grantor retained annuity trust for the benefit of Mr. Blackshear’s children of which Mr. Blackshear is the trustee.

(5)	Includes 25,000 unvested restricted shares.

(6)	Includes shares held by a grantor retained annuity trust for the benefit of Mr. Pingitore’s children of which Mr. Pingitore is the trustee; Does not include shares held by a grantor retained annuity trust of which Mr. Pingitore’s wife is the trustee.

(7)	Represents shares held by the GTCR Funds, as described in note (1). GTCR Golder Rauner II, L.L.C., or GTCR II, is the general partner of GTCR Partners VIII, L.P., or Partners VIII, and Co-Invest II. Partners VIII is the general partner of Fund VIII and Fund VIII/B. GTCR II, through a six-person members committee (consisting of Mr. Nolan, Collin E. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannetta, Jr. and Bruce V. Rauner (collectively, the “Managers”), with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by the GTCR Funds, and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of the Managers and the affirmative vote of the managing member and, as a result, no single Manager has voting or dispositive authority over the shares. Each of the Managers are principals of GTCR II, and each of them disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of each such person is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(8)	Does not include shares owned by Co-Invest II. Mr. Mayerfeld owns an interest in Co-Invest II but does not have voting or dispositive authority over the shares of the company owned or deemed to be owned by Co-Invest II. Mr. Mayerfeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

(9)	Includes unvested restricted shares.

DESCRIPTION OF CAPITAL STOCK
       The discussion set forth below describes the primary terms of our capital stock, amended and restated certificate of incorporation, and second amended and restated bylaws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to the full text of our amended and restated certificate of incorporation and second amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.
       Upon completion of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share,                     of which will be issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued or outstanding.
Common Stock
       Voting Rights. Under the terms of our amended and restated certificate of incorporation, each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote and present in person or by proxy at any annual meeting of stockholders can elect all of the directors standing for election, if they should so choose.
       Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
       Liquidation. In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
       Rights and Preferences. Holders of common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.
       Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.
       New York Stock Exchange Listing. We intend to submit an application to list our common stock on the New York Stock Exchange under the symbol “HS.”
Preferred Stock
       Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more class or series, to establish from time to time the number of shares to be included in each such class or series, to fix the rights, preferences, and privileges of the shares of each such class or series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such class or series (but not below the number of shares of such class or series then outstanding). Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.
       For a description of the terms of the preferred stock outstanding prior to the completion of the offering, all of which will be converted into common stock prior to completion of this offering, see “Certain Relationships and Related Transactions — Terms of Preferred Stock” above.
Exchange for Subsidiary Ownership Interests
       In connection with this offering, and pursuant to the terms of the regulations governing Texas HealthSpring, LLC, our Texas HMO subsidiary, all membership units in Texas HealthSpring that are not owned by one of our subsidiaries will be automatically exchanged for a number of shares of our common stock computed by dividing the fair market value of each unit, as determined by the board of managers of Texas HealthSpring, by the price at which our common stock is being offered to the public by the underwriters in this offering. We will pay cash, based upon the initial public offering price, in lieu of issuing any fractional share of our common stock in the exchange. No additional consideration is required in connection with the exchange.
Registration Rights
       We entered into a registration agreement with our stockholders in connection with the recapitalization. Under this registration agreement, the holders of a majority of the shares held by the GTCR Funds and their affiliates have the right at any time, subject to specified conditions, to request us to register any or all of their securities under the Securities Act on Form S-1, which we refer to as a “long-form registration” or on Form S-2 or Form S-3, which we refer to as a “short-form registration,” in each case at our expense. In addition, the holders of the other stockholders registrable shares, as defined, and the executives registrable shares, as defined, may participate in such demand registrations after the expiration of the other stockholders restriction termination date, as defined below, or the executives restriction termination date, as defined below, as applicable. In addition, subject to specified conditions, (a) at any time following the other stockholders restriction termination date, the holders of a majority of the other stockholders registrable securities, and (b) at any time following the executives restriction termination date, the holders of a majority of the other stockholders registrable securities and executives registrable securities, collectively, have the right to request short-form registrations, in which GTCR may participate as well, at our expense. We are not required, however, to effect any long-form registration within 90 days after the effective date of a previous long-form registration, including the registration of the sale of shares in this offering, or a previous registration in which the holders of registrable securities were given the piggyback rights described below, without any reduction. We may also postpone any registration up to 180 days subject to specified conditions.
       At our expense, and subject to certain cutback rights, all holders of registrable securities are entitled to the inclusion of such securities in any registration statement used by us to register any offering of our equity securities, other than pursuant to a demand registration as described above, this initial public offering or a registration on Form S-4 or Form S-8; provided, however, that the holders of the other stockholders registrable shares and the executives registrable shares, may not participate in such offerings until after the expiration of the other stockholders restriction termination date or the executives restriction termination date, as applicable.
       The “other stockholders restriction termination date” means the earlier of the first anniversary of our initial public offering or the receipt by the GTCR Funds from the sale of our stock of the aggregate amount of their initial cash contribution to us in connection with the recapitalization. The “executives restriction termination date” means the earlier of the second anniversary of our initial public offering or the receipt by the GTCR Funds from the sale of our stock of the aggregate amount of their initial cash contribution to us in connection with the recapitalization. We expect that the sale of shares in this offering by the GTCR Funds and the receipt of net proceeds therefrom will be sufficient to constitute an “other stockholders restriction termination date” and an “executive restriction termination date.”
       These registration rights generally expire only upon the sale of all shares of common stock that have registration rights or, with respect to any person, when all of their registrable securities may be sold to the public pursuant to Rule 144 under the Securities Act during a single 90 day period.
Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws
       Our amended and restated certificate of incorporation and second amended and restated bylaws will provide that our board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our then-current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our amended and restated certificate of incorporation and second amended and restated bylaws, as applicable, provide, among other things, that:

•	special meetings of our stockholders may be called only by the chairman of the board of directors, by our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	any stockholder wishing to properly bring a matter before a meeting of stockholders must comply with certain procedural and advance notice requirements;

•	actions taken by the written consent of our stockholders require the consent of the holders of at least 66 2/3% of our outstanding shares;

•	the authorized number of directors may be changed only by resolution of the board of directors;

•	the second amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation relating to anti-takeover provisions may generally only be amended with the consent of the holders of at least 66 2/3% of our outstanding shares;

•	directors may only be removed for cause; and

•	any vacancy on the board of directors, however the vacancy occurs, may only be filled by the directors.
       Furthermore, our authorized but unissued shares of common stock and preferred stock may be available for future issuance without stockholder approval, subject to the requirements of applicable law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. Because such shares can also be utilized in certain defensive mechanisms, such as the implementation of a stockholder rights plan, or “poison pill,” when faced with a takeover attempt, the existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger, or otherwise.
       These and other provisions contained in our amended and restated certificate of incorporation and second amended and restated bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar
       The Transfer Agent and Registrar for our common stock is expected to be American Stock Transfer & Trust Company.
Limitations on Directors’ Liability and Indemnification Agreements
       As permitted by Delaware law, our amended and restated certificate of incorporation limits or eliminates the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, other than liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions, or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.
       These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. Moreover, these provisions do not modify a director’s liability under federal securities laws. Our amended and restated certificate of incorporation also provides that:

•	we will indemnify our directors, officers, employees, and other agents to the fullest extent permitted by law;

•	we may advance expenses to our directors, officers, employees, and other agents in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated certificate of incorporation are not exclusive.
       We believe that indemnification under our amended and restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated certificate of incorporation or our second amended and restated bylaws permit such indemnification. We have obtained such insurance.
       In addition to the indemnification provided for in our amended and restated certificate of incorporation, we intend to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law or our amended and restated certificate of incorporation. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Corporate Opportunities and Transactions with GTCR
       In recognition that directors, officers, stockholders, members, managers and/or employees of GTCR and its affiliates and investment funds, which we collectively refer to as the GTCR entities, may serve as our directors and/or officers, and that the GTCR entities and our other non-employee directors may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and such persons. Specifically, neither the GTCR entities nor any of our non-employee directors will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GTCR entity or non-employee director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such persons and us, we will not have any expectancy in such corporate opportunity, and such persons will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. In addition, if any GTCR entity or non-employee director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and such person, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company.
       In recognition that we may engage in material business transactions with the GTCR entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers or employees of any GTCR entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was approved, after being made aware of the material facts of the relationship between the company or a subsidiary thereof and the GTCR entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, which we refer to as interested persons, or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not an interested person; or

•	the transaction was fair to us at the time we entered into the transaction; or

•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote generally in the election of directors, voting together as a single class, excluding the GTCR entities and any interested person.
       Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities. Additionally, future sales of our common stock and the availability of our common stock for sale may depress the market price for our common stock.
       Upon completion of this offering, we will have                      shares of common stock outstanding. Of these shares of common stock, the                      shares of common stock being sold by us in this offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering are subject to the lock-up agreements described below and will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 under the Securities Act, which rule is summarized below. Taking into account the lock-up agreements, and assuming the termination of the hold-back provisions in our stockholders agreements, described below:

•	shares will be available for sale 180 days after the date of this prospectus, and

•	shares will be available for sale on the first anniversary of the date of this prospectus;
       subject in many cases to vesting restrictions described elsewhere in this prospectus, the limitations of Rule 144 or, if applicable, Rule 701.
Rule 144
       In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including persons who would be deemed our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
       In general, sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
       Additionally, under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. No shares of our common stock will qualify as “144(k)” shares within 90 days of the date of this prospectus.

Equity Incentive Plans
       After this offering, we intend to file with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2005 equity incentive plan, together with the 390,000 shares that may be purchased upon exercise of outstanding options issued under our 2005 stock option plan, none of which are currently vested. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.
Registration Rights
       Upon completion of this offering, and assuming the exercise by the underwriters of their over-allotment option, the holders of                      shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act under, and subject to the terms and conditions of, our registration agreement. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates,” immediately upon the effectiveness of this registration. See “Description of Capital Stock — Registration Rights” for a description of the registration agreement. Under the terms of our registration agreement, we are not obligated to file a long-form registration within 90 days of the effective date of this registration. Additionally, all holders of demand registration rights have agreed not to exercise their rights until 180 days following the date of the effective date of this registration without the prior written consent of the underwriters of this offering.
Lock-Up Agreements
       As described under “Underwriting,” each of our officers, directors and substantially all of our stockholders have agreed with our underwriters, subject to specified exceptions, that without the prior written consent of each of Goldman Sachs & Co. and Citigroup Global Markets Inc. (in their sole discretion), they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 180 days from the effective date of the registration statement. In considering a request to release shares from a lock-up agreement, the underwriters will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases. The underwriters have advised us that they do not intend to release any portion of the common stock subject to the foregoing lock-up agreements.
       Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by each of Goldman Sachs & Co. and Citigroup Global Markets Inc. on behalf of the underwriters.
       These restrictions do not apply to any transfers (a) as a bona fide gift or gifts, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (b) to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the transferor the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value, (c) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, so long as the transferee executes an agreement acknowledging that the transferee is receiving and holding the shares subject to the provisions of the lock-up agreements or (d) to an affiliate (as that term is defined in Rule 405 under the Securities Act) of the transferor, so long as such affiliate agrees to be bound in writing by the restrictions in the lock-up agreement. In addition, these restrictions do not apply to awards or grants under our existing equity benefit plans described in this prospectus.
       Notwithstanding the expiration of the 180 day lock-up period described above or the consent of Goldman Sachs & Co. and Citigroup Global Markets Inc. on behalf of the underwriters to a transfer prior to such date, many of the shares held by our existing stockholders are subject to additional lock-up, subject to certain permitted transfers, under other contractual agreements with us as follows:

•	shares may not be transferred as described above until the other stockholders restriction termination date as defined above under “Description of Capital Stock — Registration Rights”; and

•	shares may not be transferred as described above until the other executives restriction termination date as defined above under “Description of Capital Stock — Registration Rights.”
       We expect that the sale of shares in this offering by the GTCR Funds and the receipt of net proceeds therefrom will be sufficient to constitute an “other stockholders restriction termination date” and an “executive restriction termination date.”

MATERIAL UNITED STATES TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS
       The following is a general discussion of the material U.S. Federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. Federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source; or

•	a trust, in general, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under Treasury regulations to be treated as a United States person.
       If an entity classified as a partnership for U.S. Federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisers.
       An individual may be treated as a resident of the United States in any calendar year for U.S. Federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. Federal income purposes as if they were U.S. citizens.
       This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences to the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, including financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
       The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset.

       EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.
Dividends
       The gross amount of dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of U.S. Federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty.
       Dividends that are effectively connected with a non-U.S. holder’s conduct of trade or business in the United States and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States, are not subject to the U.S. Federal withholding tax but instead are taxed in the manner applicable to United States persons. In that case, we will not have to withhold U.S. Federal withholding tax provided the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.
       Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of the treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. Federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
Gain on Disposition of Common Stock
       A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our common stock.
We have determined that we are not, and we believe we will not become, a United States real property holding corporation.
       An individual non-U.S. holder described in the first bullet point immediately above is taxed on his gains (including gain from the sale of our common stock, net of applicable U.S. losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. Federal income tax on the disposition of our common stock will be taxed on the disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax
       Common stock owned or treated as owned by an individual who is not a U.S. citizen will be included in the individual’s gross estate for U.S. Federal estate tax purposes and may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. Federal legislation enacted in the spring of 2001 provides for reductions in the U.S. Federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. Federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.
Information Reporting and Backup Withholding
       Non-U.S. holders may be subject to U.S. information reporting requirements and backup withholding with respect to dividends paid on our common stock unless such non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that they are not United States persons) or otherwise establishes an exemption.
       Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption.
       NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING
       The company, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
UBS Securities LLC
Lehman Brothers Inc.
CIBC World Markets
Raymond James & Associates, Inc.
Avondale Partners, LLC

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase  additional shares.
Paid by the Company

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

       The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Goldman, Sachs & Co. and Citigroup Global Markets Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management, and the consideration of the above factors in relation to market valuation of companies in the same or similar businesses.
       The company intends to submit an application to list the common stock on the New York Stock Exchange under the symbol “HS.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters will undertake to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of a penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise.
       A prospectus in electronic format may be made available on websites maintained by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to the underwriters that may make Internet distributions on the same basis as other allocations.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than $43,000,000 and (3) an annual net turnover of more than $50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation, or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale, or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.
       The company currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to                      shares of common stock for sale at the initial public offering price to directors, officers, employees, and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       The company has agreed to pay all of the expenses of GTCR in this offering other than underwriting discounts and commissions. The company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .
       The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. Affiliates of UBS Investment Bank served as sole arranger and administrative agent for, and as a lender under, the company’s current credit facility.

VALIDITY OF THE COMMON STOCK
       The validity of the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters will be passed upon for the selling stockholders by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
       The consolidated financial statements and schedule of NewQuest, LLC and subsidiaries as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004; the consolidated financial statements of HealthSpring Management, Inc. and subsidiaries for the year ended December 31, 2002; and the financial statements of HealthSpring of Alabama, Inc. for the year ended December 31, 2002, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
       As discussed in Note 1 to NewQuest, LLC and subsidiaries consolidated financial statements, NewQuest, LLC changed its method of accounting for goodwill and other intangible assets in 2002.
       As discussed in Note 2 to NewQuest, LLC and subsidiaries consolidated financial statements, NewQuest, LLC has restated its consolidated financial statements for 2003 and 2004.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
       You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for additional information on the operation of the public reference facilities.
       You may also request a copy of these filings, at no cost, by writing or telephoning us at 44 Vantage Way, Suite 300, Nashville, TN 37228, (615) 291-7000, attention: Corporate Secretary.
       Prior to this offering, we were not required to file reports with the SEC. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements, and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements as of and for the Nine-Month Periods Ended September 30, 2004 and 2005
Condensed Consolidated Balance Sheets of the predecessor as of December 31, 2004 and HealthSpring, Inc. as of September 30, 2005 (unaudited)	F-2

 Condensed Consolidated Statements of Income of the predecessor for the nine-month period ended September 30, 2004 and for the two-month period ended February 28, 2005 and of HealthSpring, Inc. for the seven-month period ended September 30, 2005 (unaudited)
F-3

 Condensed Consolidated Statements of Cash Flows of the predecessor for the nine-month period ended September 30, 2004 and for the two-month period ended February 28, 2005 and of HealthSpring, Inc. for the seven-month period ended September 30, 2005 (unaudited)
F-4
Notes to Condensed Consolidated Financial Statements (unaudited)	F-5
Financial Statements of NewQuest, LLC as of and for the Years Ended December 31, 2002, 2003, and 2004
Report of Independent Registered Public Accounting Firm	F-14
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-15
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-16
Consolidated Statements of Changes in Members’ Equity and Comprehensive Income for the years ended December 31, 2002, 2003 and 2004	F-17
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-18
Notes to Consolidated Financial Statements	F-19
Financial Statements of HealthSpring Management, Inc. for the Year Ended December 31, 2002
Report of Independent Registered Public Accounting Firm	F-42
Consolidated Statement of Income for the year ended December 31, 2002	F-43
Consolidated Statement of Cash Flows for the year ended December 31, 2002	F-44
Notes to Consolidated Financial Statements	F-45
Financial Statements of HealthSpring of Alabama, Inc. for the Year Ended December 31, 2002
Report of Independent Registered Public Accounting Firm	F-49
Statement of Operations for the year ended December 31, 2002	F-50
Statement of Cash Flows for the year ended December 31, 2002	F-51
Notes to Financial Statements	F-52
Pro Forma Financial Data	F-55
Unaudited Pro Forma Consolidated Statement of Income for the nine-month period ended September 30, 2005	F-56
Notes to Unaudited Pro Forma Consolidated Statement of Income for the nine-month period ended September 30, 2005	F-57
Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 2004	F-58
Notes to Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 2004	F-59

HEALTHSPRING, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2004 and September 30, 2005
(in thousands, except unit and share data)

	Predecessor

	December 31,	September 30,
	2004	2005

	(restated)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$67,834	150,408
Accounts receivable, net of allowance for doubtful accounts of $578 and $912 at December 31, 2004 and September 30, 2005, respectively	14,605	8,730
Investment securities available for sale	8,460	8,806
Current portion of investment securities held to maturity	9,413	5,670
Deferred income tax asset	868	6,650
Prepaid expenses and other assets	4,732	3,020

Total current assets	105,912	183,284
Investment securities held to maturity, less current portion	20,248	35,290
Property and equipment, net	1,876	4,284
Goodwill	6,478	323,811
Intangible assets, net	350	87,880
Investment in and receivable from unconsolidated affiliate	172	164
Deferred income tax asset	2,319	—
Deferred financing fee	—	5,751
Restricted investments	5,319	5,667

Total assets	$142,674	646,131

Liabilities and Members’ and Stockholders’ Equity
Current Liabilities:
Medical claims liability	$53,187	69,023
Current portion of long-term debt	700	16,500
Accounts payable and accrued expenses	11,801	12,536
Deferred revenue	608	68,105
Other current liabilities	4,600	2,187

Total current liabilities	70,896	168,351
Long-term debt, less current portion	4,775	175,878
Deferred tax liability	—	35,049
Long-term liabilities	1,592	—
Deferred rent	1,365	322

Total liabilities	78,628	379,600

Minority interest	8,611	11,129

Commitments and contingencies (see notes)
Members’ and Stockholders’ equity:
Founder’s and membership units. Authorized 22,000,000 units; issued and outstanding 4,884,196 units at December 31, 2004	31,787	—
Redeemable convertible preferred stock $.01 par value (authorized 1,000,000 shares, 227,154 shares issued and outstanding at September 30, 2005)	—	2
Common stock $.01 par value (authorized 74,000,000 shares, 64,567,937 shares issued and outstanding at September 30, 2005)	—	646
Additional paid in capital	—	249,128
Unearned compensation	—	(2,177)
Retained earnings	23,648	7,803

Total members’ and stockholders’ equity	55,435	255,402

Total liabilities and members’ and stockholders’ equity	$142,674	646,131

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except unit and share data)
(unaudited)

	Predecessor

	Nine-Month	Two-Month	Seven-Month
	Period Ended	Period Ended	Period Ended
	September 30, 2004	February 28, 2005	September 30, 2005

Revenue:
Premium revenue	$425,857	115,468	477,069
Management and other fees	13,508	3,461	12,018
Investment income	821	461	2,224

Total revenue	440,186	119,390	491,311

Operating expenses:
Medical expenses	339,068	90,843	381,213
Selling, general and administrative	48,953	21,608	63,277
Depreciation and amortization	2,352	315	4,782
Interest expense	158	42	10,150

Total operating expenses	390,531	112,808	459,422

Income before equity before earnings of unconsolidated affiliate, minority interest and income taxes	49,655	6,582	31,889
Equity in earnings of unconsolidated affiliate	192	—	30

Income before minority interest and income taxes	49,847	6,582	31,919
Minority interest	(5,098)	(1,248)	(1,218)

Income before income taxes	44,749	5,334	30,701
Income tax expense	7,076	2,628	12,139

Net income	37,673	2,706	18,562
Preferred dividends	—	—	10,759

Net income available to members and common stockholders	$37,673	2,706	7,803

Net income per member unit:
Basic	$8.23	.55	—

Diluted	$8.23	.55	—

Weighted average member units outstanding:
Basic	4,578,196	4,884,196	—

Diluted	4,578,196	4,884,196	—

Net income per common share:
Net income:
Basic	—	—	$0.29

Diluted	—	—	$0.29

Preferred dividends per common share:
Basic	—	—	$0.17

Diluted	—	—	$0.17

Net income per common share available to common stockholders:
Basic	—	—	$0.12

Diluted	—	—	0.12

Weighted average common shares outstanding:
Basic	—	—	64,323,147

Diluted	—	—	64,323,147

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Predecessor		Successor

	Nine-Month	Two-Month	Seven-Month
	Period Ended	Period Ended	Period Ended
	September 30, 2004	February 28, 2005	September 30, 2005

Cash from operating activities:
Net income available to members and common stockholders	$37,673	2,706	7,803
Adjustments to reconcile to net income available to members and common stockholders to net cash provided by operating activities:
Depreciation and amortization expense	2,352	315	4,782
Loss on disposal of property and equipment	—	—	2
Amortization of accrued loss on assumed lease	(434)	(97)	—
Amortization of prepaid contract costs	185	40	—
Amortization of deferred financing cost	—	—	605
Paid-in-kind (PIK) interest on subordinated notes	—	—	628
Restricted stock compensation	—	—	288
Equity in earnings of unconsolidated affiliate	(192)	—	(30)
Preferred dividends	—	—	10,759
Minority interest	5,098	1,248	1,218
Deferred taxes expense (benefit)	2,022	93	(3,447)
Increase (decrease) in cash equivalents due to change in:
Accounts receivable	(3,478)	(2,470)	8,345
Interest receivable	(224)	38	(124)
Investments in and receivable from unconsolidated affiliate	64	5	3
Prepaid expenses and other current assets	(1,654)	1,157	640
Medical claims liability	(1,506)	5,829	10,007
Accounts payable, accrued expenses, and other current liabilities	(7,665)	6,202	(8,841)
Deferred rent	912	11	(1,054)
Deferred revenue	(27,977)	(113)	67,609

Net cash provided by operating activities	5,176	14,964	99,193

Cash flows from investing activities:
Purchase of property and equipment	(2,558)	(149)	(2,026)
Purchase of investment securities	(36,240)	(5,942)	(17,861)
Sale/maturity of investment securities	1,040	836	11,813
Purchase of restricted investments	(1,449)	(214)	(134)
Purchase of minority interest	—	—	(44,358)
Acquisition, net of cash acquired	—	—	(224,833)

Net cash used in investing activities	(39,207)	(5,469)	(277,399)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	200,000
Payments on notes payable	(525)	(117)	(13,608)
Proceeds from issuance of common and preferred stock	—	—	139,977
Proceeds from sale of units in consolidated subsidiary	—	—	7,875
Distributions to members	(19,544)	—	—
Distributions to minority shareholders	(2,991)	(1,771)	—
Cash advanced (applied) in recapitalization	—	1,000	(5,630)

Net cash (used in) provided by financing activities	(23,060)	(888)	328,614

Net (decrease) increase in cash and cash equivalents	(57,091)	8,607	150,408
Cash and cash equivalents at beginning of period	101,095	67,834	—

Cash and cash equivalents at end of period	$44,004	$76,441	$150,408

SUPPLEMENTAL DISCLOSURES:
INFORMATION
Cash paid for interest	$158	42	8,834
Cash paid for taxes	10,014	279	14,540
Non-cash transaction:
Issuance of common shares in conjunction with recapitalization	—	—	93,877
Unearned compensation related to issuance of restricted common stock	—	—	2,465
Effect of acquisitions:
Cash purchase price	—	—	(295,399)
Member proceeds, net of transaction fees capitalized	—	—	(5,875)
Cash acquired in acquisition	—	—	76,441

Acquisitions, net of cash acquired	—	—	(224,833)

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except unit and share data)
(unaudited)

1.	Basis of Presentation
       The condensed consolidated financial statements of NewQuest, LLC and subsidiaries (Predecessor) as of December 31, 2004 and for the nine months ended September 30, 2004 and the two-month period ended February 28, 2005 and of HealthSpring, Inc. and subsidiaries (Successor) as of and for the seven-month period ended September 30, 2005, herein are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements are presented in a comparative format. Although the accounting policies of the Predecessor and Successor are consistent, their financial statements are not directly comparable primarily because of the purchase accounting adjustments resulting from the recapitalization described in Note 2 below, which was accounted for as a purchase.
       Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normally recurring accruals) necessary to present fairly the financial position of the Successor at September 30, 2005, the Successor’s results of operations and the cash flows for the seven-month period ended September 30, 2005 and the Predecessor’s results of operations and cash flows for the nine months ended September 30, 2004 and the two-month period ended February 28, 2005.
       The results of operations for these interim periods are not necessarily indicative of the operating results for the entire respective years.

2.	Recapitalization
       HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction involving NewQuest, LLC (NewQuest) and its members, certain investment funds affiliated with GTCR Golder Rauner, LLC (GTCR) and certain other investors. The recapitalization was completed on March 1, 2005. Prior to the recapitalization, NewQuest was owned 43.9% by its officers and employees, 38.2% by the non-management directors of NewQuest, and 17.9% by outside investors.
       In connection with the recapitalization, HealthSpring, Inc., NewQuest, the members of NewQuest, GTCR, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which GTCR and certain other investors purchased an aggregate of 136,072 shares of HealthSpring, Inc.’s preferred stock and 36,475,174 shares of HealthSpring, Inc.’s common stock for an aggregate purchase price of $139,719. The members of NewQuest exchanged their ownership interests in NewQuest for an aggregate of $295,399 in cash (including $17,200 placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of HealthSpring, Inc.’s preferred stock, and 24,415,263 shares of HealthSpring, Inc.’s common stock. In addition, upon the closing of the recapitalization, HealthSpring, Inc. issued an aggregate of 2,572,500 shares of restricted common stock to employees of HealthSpring, Inc. for an aggregate purchase price of $257. HealthSpring, Inc. used the proceeds from the sale of preferred stock and common and $200,000 of borrowings under new credit facilities to fund the cash payments to the members of NewQuest and to pay expenses and certain other payments relating to the transaction. Immediately following the recapitalization, HealthSpring, Inc. was owned 55.1% by GTCR, 28.7% by executive officers and employees of HealthSpring, Inc., and 16.2% by outside investors, including HealthSpring, Inc.’s non-management directors.

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)
       Prior to the recapitalization, approximately 15% of the ownership interests in two of NewQuest’s Tennessee management subsidiaries and approximately 27% of the membership interests of NewQuest’s Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, HealthSpring, Inc. purchased all of the minority interests in the Tennessee subsidiaries for an aggregate consideration of approximately $27,546 and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16,812. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring, LLC completed a private placement pursuant to which it issued new membership interests to existing and new investors for net proceeds of $7,875, which was accounted for as a capital transaction and no gain was recognized due to the fact that it was an integral part of the recapitalization. Following this private placement, and as of September 30, 2005, the outside investors own an approximately 15.9% interest in Texas HealthSpring, LLC, which interest will be automatically converted into common stock immediately prior to the proposed initial public offering.
       The recapitalization was accounted for using the purchase method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. The aggregate transaction value for the recapitalization was $438,752, which reflected a multiple of operating earnings and which was substantially in excess of NewQuest, LLC’s in book value. The transaction value included $5,300 of capitalized acquisition related costs and $6,300 of deferred financing costs. In addition, NewQuest, LLC incurred $6,941 of transaction costs which were expensed during the two-month period ended February 28, 2005 and the Company incurred $1,700 of transaction costs which were expensed during the seven-month period ended September 30, 2005. As a result of the recapitalization, the Company acquired $114,728 of net assets, including $91,200 of identifiable intangible assets, and goodwill of approximately $323,811. Of the $91,200 of identifiable intangible assets recorded, $24,500 has an indefinite life, and the remaining $66,700 is being amortized over periods ranging from five to 15 years.
       The following table summarizes the estimated fair value of the net assets acquired:

Current assets	$112,745
Property and equipment	1,711
Investment securities	31,782
Other assets	167
Identifiable intangible assets	91,200

Total assets acquired	$237,605

Current liabilities assumed	82,359
Long-term liabilities assumed	40,518

Total liabilities assumed	$122,877

Net assets acquired	$114,728

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)
       A breakdown of the identifiable intangible assets, their assigned value, expected lives, and annual amortization is as follows:

		Expected Life
	Assigned Value	(Years)	Annual Amortization

Trade name	$24,500	indefinite	$—
Noncompete agreements	800	5	160
Provider network	7,100	15	473
Medicare member network	48,500	12	4,042
Customer relationships	10,300	10	1,030

Total amount of identified intangible assets	$91,200		$5,705

3.	Stock Based Compensation
       The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25”, to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to FASB Statement No. 123” (“SFAS No. 148”), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. Due to the fact that the Company had only 450,000 shares subject to options outstanding at September 30, 2005 (of which 440,000 shares subject to options were granted on September 19, 2005), the effect on net income if the fair-value-based method had been applied to all outstanding and unvested options is immaterial.

4.	Net Income Per Member Unit And Common Share
       Net income per member unit and common share is measured at two levels: basic net income per member unit and common share and diluted net income per unit and common share. Basic net income per member unit and common share is computed by dividing net income available to members and common stockholders by the weighted average number of member units or common shares outstanding during the period. Diluted net income per share is computed by dividing net income available to members and common stockholders by the weighted average number of common shares after considering the additional dilution related to restricted stock and stock options. The Predecessor did not have any potentially dilutive securities. The dilutive impact of the 450,000 shares subject to outstanding options at September 30, 2005 was immaterial, as a result of the fact that options subject to 440,000 of the shares were issued on September 19, 2005.

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)

5.	Long-Term Debt
       In connection with the recapitalization and for other related expenses and payments, NewQuest, Inc., a wholly-owned subsidiary of the Company, entered into a senior credit facility and issued $35,000 of senior subordinated notes. The borrowings under the senior credit facility and proceeds from the issuance of the senior subordinated notes, net of $6,300 of fees recorded as deferred financing costs, as well as proceeds from the issuance of the preferred and common stock, were used to fund the cash payments to the members of NewQuest in the recapitalization.
       The senior credit facility provides for borrowings in an aggregate principal amount of up to $180,000, which includes:

•	A senior secured term loan facility in an aggregate principal amount of up to $165,000, which had $156,750 outstanding as of September 30, 2005; and

•	A senior secured revolving credit facility in an aggregate principal amount of up to $15,000, none of which had been drawn as of September 30, 2005.

       Amounts borrowed under the senior credit facility bear interest at floating rates, which can be either a base rate or, at the Company’s option, a LIBOR rate plus, in each case, an applicable margin. On July 1, 2005, the Company elected the base rate option and amounts borrowed under the term loan facility currently bear interest at an annual rate of 6.66% for the period through December 31, 2005. As required by this term loan facility, the Company entered into an interest rate swap agreement on July 15, 2005, pursuant to which $25,000 of the principal outstanding under the term loan facility will bear interest at a fixed annual rate of 4.25% plus the applicable margin (currently 2.75%) for the period from January 1, 2006 to June 30, 2006. Because the swap did not qualify for hedge accounting, the Company will record the change in its fair market value as a component of earnings. At September 30, 2005, the fair market value of the swap was $29. The term loan facility matures on March 1, 2011. The Company is required to make quarterly amortization payments on the term loan facility equal to $4,125 through 2008 and at increased amounts thereafter. The revolving credit facility matures, and commitments relating to the revolving credit facility terminate, on March 1, 2010. The obligations under the senior credit facility are guaranteed by the Company and all of its non-HMO subsidiaries and are secured by all of the Company assets.
       The senior credit facility contains various financial covenants, including covenants with respect to leverage ratio, interest and fixed charge coverage ratio, and capital expenditures, as well as restrictions on undertaking specified corporate actions including, among others, asset dispositions, acquisitions, payment of dividends, changes in control, incurrence of additional indebtedness, creation of liens, and transactions with affiliates. The Company was in compliance with these financial and restrictive covenants as of September 30, 2005.
       The $35,000 of senior subordinated notes, issued by NewQuest, Inc., bear interest at an annual rate of 15%, 12% of which is payable quarterly in cash and 3% of which accrues quarterly and is added to the outstanding principal amount. The notes mature on March 1, 2012 and are guaranteed by the Company and its non-HMO subsidiaries on a basis subordinated to the senior credit facility. The agreements governing the notes contain financial and restrictive covenants substantially similar to those of the senior credit facility. At September 30, 2005, the Senior Subordinated notes had accreted to $35,600 and had accrued and unpaid interest of $354.

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)

6.	Preferred Stock
       In conjunction with the recapitalization, the Company sold shares of preferred stock to GTCR, members of the Predecessor, and certain other new investors. The holders of the preferred stock are entitled to an 8% cumulative dividend per year, which accrues on a daily basis and accumulates quarterly commencing on March 31, 2005 on the sum of $1,000 per share plus all accumulated and unpaid dividends. The dividends are paid when declared by the board of directors, provided that these dividends accrue whether or not they have been declared. As of September 30, 2005, accrued but unpaid dividends totaled $10,759. The Company can redeem the shares at any time for their liquidation value of $1,000 per share plus all accrued but unpaid dividends. The preferred stock has no voting rights. Additionally, only through the affirmative vote of the holders of a majority of the Company’s outstanding preferred stock can the Company be required to use the net proceeds of any public offering to redeem, in whole but not in part, the preferred shares for cash in an amount equal to their liquidation value, $1,000 per share, plus all accrued but unpaid dividends. If not redeemed, the preferred stock will automatically convert into common stock based on the aggregate liquidation value of the preferred stock, which includes all accrued but unpaid dividends, divided by a number which is equal to the public offering price per share of the common stock. GTCR, the holder of greater than a majority of the preferred stock, has advised the Company that they do not intend to seek a redemption of the preferred stock in connection with the proposed initial public offering.

7.	Restricted Stock And Stock Options
       As of September 30, 2005, the Company had sold 3,677,500 shares of restricted common stock to certain employees at a price of $0.10 per share, the same price that the GTCR Funds, an unrelated party at the time, purchased 35,000,000 shares of the Company’s common stock in connection with the recapitalization. Each employee’s shares of restricted common stock are subject to the terms and conditions of a restricted stock purchase agreement. The restrictions on these shares lapse based on time and in the event of certain changes in control. All the outstanding shares of restricted stock have the same voting and dividend rights as the other holders of common stock. Pursuant to the restricted stock purchase agreements, the Company has the right to purchase all or any portion of an employee’s restricted stock if his or her employment is terminated. The purchase price for securities purchased pursuant to this repurchase option will be:

•	in the case of shares where the restrictions have not lapsed, the lesser of the original cost and the fair market value of such shares; and

•	in the case of shares where the restrictions have lapsed, the fair market value of such shares, provided that, if employment is terminated with cause, then the purchase price shall be the lesser of the original cost and the fair market value of such shares.
       Furthermore, in the event the Company does not elect to purchase all of the shares, the board of directors may permit the other stockholders party to the stockholders agreement to exercise the repurchase option pursuant to the terms described above.
       Based on a contemporaneous valuation completed shortly after the recapitalization, the Company determined that the fair market value of the common stock on the date of purchase of the restricted stock (March 1, 2005) was $0.79 per share. The difference between the $0.10 per share purchase price and the $0.79 per share fair market value totaled $2,465 and was recorded as unearned compensation as a component of stockholders equity. The unearned compensation will be

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)
amortized as compensation expense over a period of five years (the period over which the restrictions lapse). The Company recognized $288 of compensation expense associated with the restricted stock agreements, included in selling, general, and administrative expense, for the seven months ended September 30, 2005.
       The Company adopted the 2005 Stock Option Plan on March 1, 2005. A total of 2,823,104 shares of common stock are available for issuance under the 2005 Stock Option Plan. Nonqualified stock options to purchase an aggregate of 450,000 shares of common stock at a weighted average exercise price of $1.22 per share were outstanding under the 2005 Stock Option Plan at September 30, 2005. These options vest and become exercisable based on time, generally over a five-year period.
       In the event of a change in control of the company, all options shall immediately vest and become exercisable in full.

8.	Professional Services Agreement
       Under a professional services agreement, dated March 1, 2005, between the Company and GTCR, the Company has engaged GTCR as a financial and management consultant. Two of the Company’s directors are principals of GTCR. During the term of its engagement, GTCR agrees to consult on business and financial matters, including corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings for an annual management fee of $500, payable in equal monthly installments, and reimbursement for certain related expenses. GTCR has been paid approximately $292 under this agreement through September 30, 2005.
       Additionally, GTCR was paid a placement fee of approximately $1,341 under the professional services agreement in connection with the sale of the Company’s securities in the recapitalization. The fee was included in capitalized transaction expenses in connection with the recapitalization.

9.	Medical Claims Liability
       Medical claims liability represents our liability for services that have been performed by providers for the Company’s Medicare Advantage and commercial HMO members. The liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR. The IBNR component is based on our historical claims data, current enrollment, health service utilization statistics, and other related information.
       The Company develops its estimate for IBNR by using standard actuarial developmental methodologies, including the completion factor method. This method estimates reserves for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factors are generally reliable for older service periods, they are more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the estimate for incurred claims is developed from a

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)
trend factor analysis based on per member per month claims trends experienced in the preceding months.
       Each period, the Company re-examines the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, the Company increases or decreases the amount of the estimates, and includes the changes in medical expenses in the period in which the change is identified. In every reporting period, the Company’s operating results include the effects of more completely developed medical claims liability estimates associated with prior periods.
       Activity in the medical claims liability is summarized as follows for the nine month period ended September 30, 2004, the two month period ended February 28, 2005, and the seven month period ended September 30, 2005:

	Predecessor

	Nine-Month	Two-Month	Seven-Month
	Period Ended	Period Ended	Period Ended
	September 30, 2004	February 28, 2005	September 30, 2005

Balance at beginning of period	$47,729	53,187	—
Purchase of NewQuest	—	—	59,016
Incurred related to:
Current period	342,303	94,080	379,879
Prior periods	(3,235)	(3,237)	1,334

Total incurred	339,068	90,843	381,213
Paid related to:
Current period	299,063	45,174	320,547
Prior periods	41,510	39,840	50,659

Total paid	340,573	85,014	371,206

Balance at end of period	$46,224	59,016	69,023

(10) Income Taxes
       Income tax expense (benefit) attributable to income before income taxes consist of:

	Current	Deferred	Total

Nine months ended September 30, 2004:
U.S. Federal	$4,031	1,612	5,643
State and local	1,023	410	1,433

	$5,054	2,022	7,076

Period from January 1, 2005 to February 28, 2005:
U.S. Federal	$2,108	122	2,230
State and local	427	(29)	398

	$2,535	93	2,628

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)

	Current	Deferred	Total

Period from March 1, 2005 to September 30, 2005:
U.S. Federal	$14,559	(3,513)	11,046
State and local	1,027	66	1,093

	$15,586	(3,447)	12,139

       Income tax expense attributable to income before income taxes differs from the amounts computed by applying the applicable U.S. Federal income tax rate of 35% as follows:

	Nine Months	Period From	Period From
	Ended	January 1, 2005	March 1, 2005 to
	September 30,	to February 28,	September 30,
	2004	2005	2005

U.S. Federal statutory rate on income before income taxes	$15,662	1,867	10,745
State income taxes, net of Federal tax effect	931	259	710
Income not subject to federal income taxes due to partnership status	(9,517)	423	—
Deferred taxes recognized due to change in tax status of partnerships	—	—	279
Other	—	79	405

Income tax expense	$7,076	2,628	12,139

       During the period from March 1, 2005 to September 30, 2005, deferred tax liabilities of approximately $33,964 related to certain intangible assets were established in conjunction with the recapitalization of the Company. This resulted in a corresponding increase in goodwill. Additionally, income tax expense of $279 was recorded related to the change in tax status of the Company and certain of its subsidiaries.

11.	Statutory Capital Requirements
       The Company’s health maintenance organization, or HMO, subsidiaries are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At September 30, 2005, the statutory minimum net worth requirements and actual net worth were $8,055 and $13,989 for HealthSpring of Tennessee, Inc.; $1,124 and $9,405 for HealthSpring of Alabama, Inc.; and $2,950 and $34,711 for Texas HealthSpring, LLC, respectively. Each of these subsidiaries was in compliance with applicable statutory requirements as of September 30, 2005. The HMOs are restricted from making certain distributions to the Company without appropriate regulatory notifications and approvals or to the extent such distributions would put them out of compliance with statutory capital requirements. At September 30, 2005, $188,443 of the Company’s $205,841 of cash, cash equivalents, and investment securities were held by the Company’s HMO subsidiaries and subject to these dividend restrictions.

HEALTHSPRING, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(in thousands, except unit and share data)
(unaudited)

12.	Commitments and Contingencies
       In connection with certain agreements made by Renaissance Physicians Organization (RPO) and its related physician groups as a condition to the recapitalization, the Company and RPO agreed to the issuance to RPO of approximately 1% of the common equity in the Company following the recapitalization. It was understood and agreed that this equity would be issued based on RPO achieving certain performance goals over the five year period following the recapitalization. Currently, the Company and RPO are in negotiations concerning this commitment, including preliminary discussions regarding a settlement of the Company’s obligation by a cash payment to RPO which would eliminate the future performance requirements. The Company has accrued an additional transaction expense of $1,700 in the seven month period ended September 30, 2005 relating to this commitment.

13.	Recent Accounting Pronouncements
       In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation,” which established the fair-value-based method of accounting as preferable for share-based compensation awarded to employees and encouraged, but did not require, entities to adopt it until July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced that it would provide for a phased-in implementation process that allowed non-small business registrants with a fiscal year ended December 31, 2005 an extension until January 31, 2006 to adopt SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) eliminates the alternative to use APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which allowed entities to account for share-based compensation arrangements with employees according to the intrinsic value method. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company plans to adopt SFAS No. 123(R) on January 1, 2006, requiring compensation cost to be recorded as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards. The Company is currently evaluating the effect the adoption of SFAS No. 123(R) will have on its financial position and results of operation.
       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20, Accounting Changes” (APB 20), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” (SFAS No. 154). APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in an accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS No. 154 effective January 1, 2006. The impact of SFAS No. 154 will depend on the accounting change, if any, in a future period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
NewQuest, LLC:
       We have audited the accompanying consolidated balance sheets of NewQuest, LLC and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of income, changes in members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NewQuest, LLC and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
       As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.
       As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2003 and 2004 consolidated financial statements.

Nashville, Tennessee
April 25, 2005, except as to Note 2 which is as of December 9, 2005

NEWQUEST, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004
(in thousands, except unit data)

	2003	2004

	(restated)	(restated)
Assets
Current assets:
Cash and cash equivalents	$101,095	67,834
Accounts receivable, net of allowance for doubtful accounts of $594 and $578 at December 31, 2003 and 2004	4,628	14,605
Investment securities available for sale	7,618	8,460
Current portion of investment securities held to maturity	—	9,413
Deferred income tax asset	3,186	868
Prepaid expenses and other assets	1,325	4,732

Total current assets	117,852	105,912
Investment securities held to maturity, less current portion	—	20,248
Property and equipment, net	1,584	1,876
Goodwill	7,395	6,478
Other intangible assets, net	672	350
Investment in and receivable from unconsolidated affiliate	72	172
Deferred income tax asset	1,131	2,319
Restricted investments	3,714	5,319

Total assets	$132,420	142,674

Liabilities and Members’ Equity
Current liabilities:
Medical claims liability	$47,729	53,187
Current portion of long-term debt	700	700
Accounts payable and accrued expenses	9,575	11,801
Deferred revenue	29,186	608
Other current liabilities	5,568	4,600

Total current liabilities	92,758	70,896
Long-term debt, less current portion	5,475	4,775
Long-term liabilities	2,242	2,957

Total liabilities	100,475	78,628

Minority interest	8,976	8,611

Commitments and contingencies (see notes)
Members’ equity:
Founders’ and membership units. Authorized 22,000,000 units; issued and outstanding 4,078,171 and 4,884,196 units at December 31, 2003 and 2004, respectively	4,007	31,787
Accumulated other comprehensive income, net	85	—
Retained earnings	18,877	23,648

Total members’ equity	22,969	55,435

Total liabilities and members’ equity	$132,420	142,674

See accompanying notes to consolidated financial statements.

NEWQUEST, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2002	2003	2004

	(in thousands, except unit data)
		(restated)	(restated)
Revenue:
Premium revenue	$24,939	360,914	580,047
Management fees	1,099	11,054	17,919
Interest income, net	78	695	1,449

Total revenue	26,116	372,663	599,415

Operating expenses:
Medical expenses	12,631	291,532	463,375
Selling, general and administrative	11,133	50,576	93,068
Depreciation and amortization	275	2,361	3,210
Interest expense	25	256	214

Total operating expenses	24,064	344,725	559,867

Income before equity in earnings of unconsolidated affiliates, option amendment gain, minority interest and income taxes	2,052	27,938	39,548
Equity in earnings of unconsolidated affiliates	4,148	2,058	234
Option amendment gain	4,170	—	—

Income before minority interest and income taxes	10,370	29,996	39,782
Minority interest	(1,315)	(5,519)	(6,272)

Income before income taxes	9,055	24,477	33,510
Income tax expense	363	5,417	9,193

Net income	$8,692	19,060	24,317

Net income per member unit:
Basic	$2.13	4.67	5.31

Diluted	$2.13	4.67	5.31

Weighted average membership units outstanding:
Basic	4,078,171	4,078,171	4,578,196
Diluted	4,078,171	4,078,171	4,578,196
See accompanying notes to consolidated financial statements.

NEWQUEST, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
AND COMPREHENSIVE INCOME
Years Ended December 31, 2002, 2003 and 2004

	Number of			Accumulated
	Founders’ and	Founder and		Other		Total
	Membership	Members’	Deferred	Comprehensive	Retained	Members’
	Units	Units	Compensation	Income, Net	Earnings	Equity

	(in thousands)
Balances at December 31, 2001	4,078	$4,007	(394)	—	4,902	8,515
Amortization of deferred compensation	—	—	197	—	—	197
Distributions to members	—	—	—	—	(2,900)	(2,900)
Comprehensive income:
Net income					8,692	8,692

Balances at December 31, 2002	4,078	4,007	(197)	—	10,694	14,504
Amortization of deferred compensation	—	—	197	—	—	197
Distributions to members	—	—	—	—	(10,877)	(10,877)
Comprehensive income:
Net income (restated)	—	—	—	—	19,060	19,060
Unrealized holding gains on securities available for sale, net of tax	—	—	—	85	—	85

Total comprehensive income (restated)						18,969

Balances at December 31, 2003 (restated)	4,078	4,007	—	85	18,877	22,969
Conversion of minority interest in consolidated subsidiary	500	3,572	—	—	—	3,572
Conversion of phantom membership plan to member units	306	24,208	—	—	—	24,208
Distributions to members	—	—	—	—	(19,546)	(19,546)
Comprehensive income:
Net income (restated)	—	—	—	—	24,317	24,317
Unrealized holding losses on securities available for sale, net of tax	—	—	—	(85)	—	(85)

Total comprehensive income (restated)						24,232

Balances at December 31, 2004 (restated)	4,884	$31,787	—	—	23,648	55,435

See accompanying notes to consolidated financial statements.

NEWQUEST, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(In thousands)
		(restated)	(restated)
Cash flows from operating activities:
Net income	$8,692	19,060	24,317
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	275	2,361	3,210
Amortization of accrued loss on assumed lease	—	(886)	(580)
Amortization of deferred compensation expense	197	197	—
Equity in earnings of unconsolidated affiliate	(4,148)	(2,058)	(234)
Option amendment gain	(4,170)	—	—
Minority interest	1,315	5,519	6,272
Deferred tax (benefit) expense	—	(779)	2,163
Compensation expense related to phantom stock plan cancellation	—	—	24,200
Increase (decrease) in cash equivalents due to change in:
Accounts receivable	880	308	(9,977)
Interest receivable	(4)	54	(299)
Prepaid expenses and other current assets	(238)	(2,754)	(3,849)
Medical claims payable	1,717	7,701	5,458
Accounts payable, accrued expenses, and other current liabilities	2,179	6,396	2,562
Deferred revenue	(126)	28,076	(28,578)

Net cash provided by operating activities	6,569	63,392	24,665

Cash flows from investing activities:
Purchase of property and equipment	(190)	(3,198)	(2,512)
Purchase of available for sale Investments	—	—	(8,460)
Purchase of investment securities, held-to-maturity	(9,368)	—	(23,777)
Proceeds from maturity of investments	—	10,107	—
Distributions received from unconsolidated affiliates	—	—	134
Purchase of shares In subsidiary	(3,650)	(1,753)	—
Acquisitions, net of cash acquired	4,071	37,491	—
Dividends received from unconsolidated affiliates	3,014	—	—

Net cash (used in) provided by investing activities	(6,123)	42,647	(34,615)

Cash flows from financing activities:
Proceeds from note payable to members	5,000	—	—
Proceeds from option amendment	4,170	—	—
Payments on notes payable to members	(42)	(873)	(700)
Dividends paid to minority interest	(480)	—	(3,065)
Distributions to members	(2,900)	(10,877)	(19,546)

Net cash provided by (used in) financing activities	5,748	(11,750)	(23,311)

Net increase/(decrease) in cash and cash equivalents	6,194	94,289	(33,261)
Cash and cash equivalents at beginning of year	612	6,806	101,095

Cash and cash equivalents at end of year	$6,806	101,095	67,834

Supplemental disclosures:
Cash paid for interest	$8	333	274
Cash paid for income taxes	$3	1,385	7,704
Conversion of minority Interest In consolidated subsidiary	$—	—	3,572
Capitalized tenant improvement allowances	$—	—	715
Effect of acquisitions:
Cash acquired in acquisitions	$8,526	39,945	—
Cash purchase price	(455)	(2,454)	—
Capital contribution	(2,500)	—	—
Payment of note	(1,500)	—	—

Acquisitions, net of cash acquired	$4,071	37,491	—

See accompanying notes to consolidated financial statements.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(1)     Organization and Summary of Significant Accounting Policies

(a)	Description of Business and Basis of Presentation
       NewQuest, LLC (NewQuest) is a for-profit Texas limited liability company organized on December 30, 1999 for the purpose of managing health care plans and physician practices. As of December 31, 2004, NewQuest owned 100% of HouQuest, LLC (HouQuest); TexQuest, LLC (TexQuest); NewQuest Management of Alabama, LLC (NMA); HealthSpring of Alabama, Inc. (HSA); and 73% of Texas HealthSpring, LLC. Prior to January 1, 2004, NewQuest owned 84% of TennQuest Health Solutions, LLC (TennQuest). On January 1, 2004, the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units in NewQuest and on February 2, 2004 TennQuest was merged into NewQuest. With the merger of TennQuest into NewQuest, NewQuest owned 85% of HealthSpring USA, LLC and 85% of HealthSpring Management, Inc.
Basis of Presentation
       The consolidated financial statements include the accounts of NewQuest and its wholly and majority owned subsidiaries from the date they were acquired or organized by NewQuest. All significant intercompany accounts and transactions have been eliminated in consolidation. NewQuest is not dependent on any single provider or member’s business. NewQuest considers its businesses and related operating structure as one reporting segment. In general, NewQuest’s business is conducted in each of its states through an HMO subsidiary, regulated by the state department of insurance, and a related management company subsidiary. GulfQuest also manages independent physician associations. Each management subsidiary’s primary source of revenue is an intercompany management fee received from the related HMO. The following descriptions are included in order to provide a historical perspective of NewQuest’s principal operating subsidiaries.
Texas HealthSpring, LLC (THS)
       THS began operations on April 1, 2003 and operates as a for profit health maintenance organization (HMO) whose purpose is to provide a prescribed range of managed health care services through agreements with physicians, hospitals, and other medical service providers to a defined, enrolled population for a fixed, prepaid monthly fee. THS was capitalized on April 1, 2003 through the contributions of certain assets and liabilities from HealthSpring of Tennessee, Inc. (HTI) and NewQuest. HTI was licensed and began operations in Texas on November 1, 2002.
       THS receives a monthly prepaid capitated payment from the Centers for Medicare & Medicaid Services (CMS) in return for arranging necessary medical services for enrolled Medicare participants. Contracts range from one to ten year terms. Pharmacy costs are contracted on a discount from average wholesale price (AWP) through a pharmacy benefit management company. Supplemental benefits such as vision, transportation and behavioral health are contracted with specialty vendors on a capitated basis. As of December 31, 2004, THS was only licensed to market its health care services in certain counties of Southeast Texas.
GulfQuest, LP (GulfQuest)
       HouQuest and TexQuest are holding companies with no significant operating assets and own 99% and 1%, respectively, of GulfQuest. GulfQuest manages THS and independent physician associations. Fees earned from managing the independent physician associations and THS are

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
based upon a percentage of revenue collected for Medicare and a fixed per member per month fee for commercial members of the independent physician associations. As of December 31, 2004, the independent physician associations managed by GulfQuest included Renaissance Physician Organization contracted with THS, Heritage Medical Network and St. Thomas Medical Network, Inc. contracted with HSI, Princeton Premier IPA, Inc. contracted with HSA, and certain direct providers for THS.
HealthSpring of Alabama, Inc. (HSA)
       NewQuest acquired HSA on November 1, 2002. HSA is an Alabama for-profit HMO purchased for the purpose of providing a prescribed range of managed healthcare services through agreements with physicians, hospitals, and other medical service providers to a defined, enrolled population for a fixed, prepaid monthly fee.
       HSA receives monthly premium payments for arranging necessary medical service for the employees of the businesses with which it contracts (i.e., commercial members). HSA receives a monthly prepaid capitated payment from CMS in return for arranging necessary medical services for enrolled Medicare participants. HSA contracts with health care providers on a discounted fee for service, capitated or per diem basis. Contracts range from one to ten year terms. Pharmacy costs are contracted on a discount from AWP through a pharmacy benefit management company. Supplemental benefits such as transportation and behavioral health are contracted with specialty vendors on a capitated basis. As of December 31, 2004, HSA was only licensed to market its health care services in certain counties of the State of Alabama.
NewQuest Management of Alabama, LLC (NMA)
       NMA manages HSA. Fees earned for managing HSA are based upon a percentage of revenue collected for Medicare and commercial members of HSA.
TennQuest Health Solutions, LLC (TennQuest)
       TennQuest was a holding company for HealthSpring USA, LLC (HSUSA) and HealthSpring Management, Inc. (HSMI). HSMI owns 100% of HTI, an HMO, and HealthSpring Employer Services, Inc. (HES), a company organized to provide third party administrative services to employers. Through March 31, 2003, TennQuest owned 50% of HSMI, which was accounted for on the equity basis of accounting. On April 1, 2003, TennQuest exercised option agreements and acquired an additional 33% interest in HSMI from St. Thomas Network (St. Thomas), an independent hospital organization (see note 9). As a result, TennQuest’s ownership interest in HSMI increased to approximately 83%, which required that HSMI, and its wholly-owned subsidiaries HTI and HES, be consolidated into NewQuest’s financial statements beginning April 1, 2003. The shareholders of HSMI, including TennQuest, formed HSUSA as a management company in April 2003, and TennQuest owned an approximately 83% ownership interest in HSUSA as of such date. On December 19, 2003, HSMI and HSUSA each redeemed approximately 1.5% of its outstanding ownership interest, which brought the TennQuest ownership to 85% of HSMI and HSUSA. On January 1, 2004, the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units of NewQuest and on February 2, 2004 TennQuest was merged into NewQuest.
       On September 1, 2003, HSUSA acquired 100% of the shares of Signature Health Alliance and Community PPO (see note 10).

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
HealthSpring of Tennessee, Inc. (HTI)
       HTI is a Tennessee for-profit HMO formed for the purpose of providing managed health care services to residents of Tennessee. HTI receives monthly premium payments for arranging necessary medical service for the employees of the businesses with which it contracts. HTI also provides managed care services to residents of Tennessee participating in the Medicare program. Under this program, HTI receives a monthly prepaid capitated payment from CMS in return for arranging necessary medical services for enrolled Medicare participants. HTI contracts with health care providers on a discounted fee for service, capitated or per diem basis. Contract terms range from one to ten years. Pharmacy costs are contracted on a discount from AWP through a pharmacy benefit management company. Supplemental benefits such as vision, transportation and behavioral health are contracted with specialty vendors on a capitated basis. St. Thomas has a contract with HTI to provide medical services for HTI members. As of December 31, 2004, HTI was licensed to market its health care services in certain counties of Tennessee and Illinois.
Signature Health Alliance (SHA) and Community PPO (Community)
       SHA and Community operate as rental preferred provider organization networks (PPOs) for members with a service area that encompasses 44 counties in Tennessee. Members pay fees to access the provider network that consists of hospitals and physicians. As PPOs, SHA and Community have contractual agreements with insurance carriers and third party administrators whose subscribers access SHA’s and Community’s provider network for a monthly service fee. Such contracts are generally one year in length and renew automatically unless cancelled by either party.

(b)	Use of Estimates
       The preparation of the consolidated financial statements requires management of NewQuest to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The most significant item subject to estimates and assumptions is the actuarial calculation for obligations related to medical claims. Actual results could differ from those estimates.

(c)	Cash Equivalents
       For purpose of the consolidated statements of cash flows, NewQuest considers all highly liquid investments which have maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents include such items as certificates of deposit.

(d)	Investment Securities and Restricted Investments
       NewQuest classifies its debt and equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which NewQuest has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.
       Trading and available-for-sale securities are recorded at fair value. Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis. Purchases and sales of investments are recorded on their trade dates. Dividend and interest income are recognized when earned.
       A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, NewQuest considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.
       Restricted investments include U.S. Government Securities and certificates of deposit held by trustees under the guidelines of the state departments of insurance in which NewQuest operates.
       All of NewQuest’s restricted investments were classified as held-to-maturity at December 31, 2004.

(e)	Accounts Receivable
       Accounts receivable consist primarily of unpaid health plan enrollee premiums due to NewQuest. These accounts receivable are recorded during the period NewQuest is obligated to provide services to enrollees and do not bear interest. The allowance for doubtful accounts is NewQuest’s best estimate of the amount of probable losses in NewQuest’s existing accounts receivable and is based on a number of factors, including a review of past due balances, with a particular emphasis on past due balances greater than 90 days. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. NewQuest does not have any off balance sheet credit exposure related to its health plan enrollees.

(f)	Property and Equipment
       Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated on the straight line method over the estimated useful lives of the assets. The estimated useful life of property and equipment ranges from 3 to 15 years. Leasehold improvements for assets under an operating lease are amortized over the lesser of their useful life or the base term of the lease. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized.

(g)	Impairment of Long Lived Assets
       Long lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(h)	Income Taxes
       Since NewQuest operated as a limited liability company, it was taxed as a partnership and, therefore, no federal income tax expense was recognized by NewQuest. Certain subsidiaries of NewQuest are subject to federal and state income taxes.
       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i)	Goodwill and Other Intangible Assets
       Goodwill represents the excess of cost over fair value of assets of businesses acquired. NewQuest recognized goodwill when it acquired its interest in SHA and Community in 2003; and its acquisition of HSA in 2002. NewQuest adopted the provisions of the Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. As a result of NewQuest’s adoption of Statement 142 in 2002 approximately $234 of amortization expense did not have to be recognized in the results of operations for the year 2002. Pursuant to Statement No. 142, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually or sooner if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance. NewQuest has selected December 31 as its annual testing date. Intangible assets that are determined to have a definite useful life are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment at least annually.

(j)	Medical Claims Liability and Medical Expenses
       Medical claims liability represents NewQuests’s liability for services that have been performed by providers for its Medicare Advantage and commercial HMO members that has not been settled as of any given balance sheet date. The liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR.
       The following table presents the components of our medical claims liability (in thousands):

	December 31

	2003	2004

Incurred But Not Reported (IBNR)	$44,717	$50,432
Reported Claims and Other	3,012	2,755

Total Medical Claims Liability	$47,729	$53,187

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
       The IBNR component is based on NewQuest’s historical claims data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents NewQuest’s most critical accounting estimate. Changes in this estimate can materially affect, either favorably or unfavorably, NewQuest’s consolidated statements of income and overall financial position.
       NewQuest develops its estimate for IBNR using standard actuarial developmental methodologies, including the completion factor method. This method estimates reserves for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factors are generally reliable for older service periods, they are more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the estimate for incurred claims is developed from a trend factor analysis based on per member per month claims trends experienced in the preceding months. NewQuest’s reserving methodologies also consider premium deficiency situations and evaluates the necessity for additional reserves related thereto. Premiums deficiency reserves were not material in relation to NewQuest’s medical claims liability as of December 31, 2003 or 2004.
       Each period, NewQuest re-examines the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, NewQuest increases or decreases the amount of the estimates, and includes the changes in medical expenses in the period in which the change is identified. In every annual reporting period, NewQuest’s operating results include the effects of more completely developed medical claims liability estimates associated with prior years.
       Included in medical expenses are claim payments, capitation payments, and pharmacy costs, net of rebates, as well as estimates of future payments of claims provided for services rendered prior to year-end. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when the rebates are earned according to the contractual arrangements with the respective vendors. Premiums NewQuest pays to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.

(k)	Members’ Equity
       At December 31, 2003 and 2004, 20,000,000 NewQuest membership units were authorized, consisting of 2,000,000 founder’s units, 700,000 of which were issued and outstanding at December 31, 2003 and 2004, 3,500,000 Series A units, 3,055,000 of which were issued and outstanding at December 31, 2003 and 2004, 232,000 Series B units, 232,000 of which were issued and outstanding at December 31, 2003 and 2004, 625,000 Series C units, 591,176.47 of which were issued and outstanding at December 31, 2003 and 2004, and 500,000 Series D units, none and 306,025.28 of which were issued and outstanding at December 31, 2003 and 2004, respectively. Series A units and B units have liquidation preferences of $1.00 per unit and $0.001 per unit, respectively, net of dividends received, to the founders’ units and the Series C units. At

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
December 31, 2004, there was no liquidation preference with respect to the membership units as a result of dividends received. Series C units participate only in the distribution of the consolidated profits of NewQuest subsequent to December 21, 2001, the Series C issue date. All founders’ and membership units have substantially similar voting and dividend participation rights.
       As discussed in note 1(a), on January 1, 2004 the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units in NewQuest, which had a book value on the date of conversion of $3,572.

(l)	Premium Revenue
       Health plan premiums are due monthly and are recognized as revenue during the period in which NewQuest is obligated to provide services to the members. Deferred revenue consists of premium payments received by NewQuest for covered lives for which the services will be rendered and revenue recognized in future months.

(m)	Fee Revenue
       Fee revenue includes amounts paid to NewQuest for management services provided to independent physician associations and health plans. NewQuest’s management subsidiaries typically generate this fee revenue on one of three principal bases: (1) as a percentage of revenue collected by the relevant Medicare Advantage or commercial plan; (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association; or (3) as fees NewQuest receives for offering access to its provider networks and for administrative services it offers to self-insured employers. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with independent physician associations, we receive fees based on a share of the profits of the independent physician association. To the extent these fees relate to members of NewQuest’s HMO subsidiaries, the fees are recognized as a credit to medical expense when we can readily determine that such fees have been earned, which determination is typically made on a monthly basis.

(n)	Comprehensive Income
       Comprehensive income consists of net income and unrecognized holding gains or losses on investment securities available for sale.

(o)	Earnings per Member Unit
       Basic net income per member unit is computed by dividing the net income for each period by the weighted average number of units outstanding during the period. NewQuest had no potentially dilutive units in 2002, 2003, or 2004.

(p)	Recent Accounting Pronouncements
       In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation,” which established the fair-value-based method of accounting as preferable for share-based compensation awarded to employees and encouraged, but did not require, entities to adopt it until July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced that it would provide for a phased-in implementation process that allowed non-small business registrants with a fiscal year ended December 31, 2005 an extension until January 31, 2006 to adopt SFAS

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
No. 123(R), “Share-Based Payment.” SFAS No. 123(R) eliminates the alternative to use APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which allowed entities to account for share-based compensation arrangements with employees according to the intrinsic value method. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company plans to adopt SFAS No. 123(R) on January 1, 2006, requiring compensation cost to be recorded as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards. The Company is currently evaluating the effect the adoption of SFAS No. 123(R) will have on its financial position and results of operation.
(2)     Restatement
       On April 1, 2003, TennQuest exercised its option agreements to acquire an additional 33% ownership interest in HSMI (see Note 9). As a result of the transaction, the value of the HSMI net assets acquired exceeded the purchase price by $4.6 million, which represented negative goodwill. The negative goodwill was originally recognized in the 2003 consolidated statements of income as an extraordinary gain, net of $0.3 million of income taxes. NewQuest subsequently determined that the negative goodwill should have been accounted for as a reduction to property and equipment and certain other long-term assets acquired.
       NewQuest has restated its consolidated balance sheets and related consolidated statements of income, changes in members’ equity and comprehensive income and cash flows as of and for the years ended December 31, 2003 and 2004. The following table reflects the individual and cumulative effect of these restatement adjustments for the periods indicated:

	2003	2004

Net income, as reported	$22,928	$23,690
Eliminate extraordinary gain, net of tax	(4,339)	—
Reduce amortization of prepaid contract costs included in selling, general and administrative expense	556	741
Reduce depreciation of property and equipment	168	224

Increase income taxes for depreciation and amortization changes	(253)	(338)
Net income, as restated	$19,060	$24,317

Net income per unit:
As reported	$5.62	$5.17
As restated	$4.67	$5.31

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)

	Retained earnings at
	December 31,

	2003	2004

As previously reported	$22,745	$26,889
Reductions due to cumulative restatements to net income	(3,868)	(3,241)
As restated	$18,877	$23,648

(3)     Investment Securities
       There were no investment securities classified as trading as of December 31, 2003 or 2004.
       Investment securities classified as available for sale by major security type and class of security as of December 31, 2003 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

Repurchase agreements	$7,618	—	—	7,618

       Investment securities classified as available for sale by major security type and class of security as of December 31, 2004 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

Repurchase agreements	$8,460	—	—	8,460

       Investment securities classified as held to maturity by major security type and class of security classified as current assets as of December 31, 2004 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

U.S. Treasury securities	$1,167	—	—	1,167
Municipal bonds	5,041	10	(37)	5,014
Government agencies	1,480	—	(16)	1,464
Corporate debt securities	1,622	—	(17)	1,605
Foreign bonds	103	—	(2)	101

	$9,413	10	(72)	9,351

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
       Investment securities classified as held to maturity by major security type and class of security classified as long-term assets as of December 31, 2004 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

Municipal bonds	$18,905	21	(91)	18,835
Government agencies	510	—	(8)	502
Corporate debt securities	833	—	(11)	822

	$20,248	21	(110)	20,159

       Maturities of debt securities classified as held to maturity were as follows at December 31, 2004:

	Amortized	Estimated
	Cost	Fair Value

Due within one year	$9,413	9,351
Due after one year through five years	17,916	17,857
Due after five years through ten years	928	898
Due after ten years	1,404	1,404

	$29,661	29,510

       Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004, were as follows:

	Less Than		More Than
	12 Months		12 Months		Total

	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value

Municipal bonds	$127	16,307	—	—	127	16,307
Government agencies	24	1,814	—	—	24	1,814
Corporate debt securities	29	1,638	—	—	29	1,638
Foreign bonds	2	103	—	—	2	103

Total	$182	19,862	—	—	182	19,862

       Municipal Bonds and Government Agencies: The unrealized losses on investments in municipal bonds and government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because NewQuest has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.
       Corporate Debt Securities: The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the issuer to settle the securities as a price less than the face value of the bonds. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because NewQuest has the intent and ability to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(4)   Property and Equipment
       A summary of property and equipment at December 31, 2003 and 2004 is as follows:

	2003	2004

	(restated)	(restated)
Furniture and equipment	$2,458	3,603
Computers equipment	5,737	5,988

	8,195	9,591
Less accumulated depreciation and amortization	(6,611)	(7,715)

	$1,584	1,876

       As discussed in note 9, NewQuest consolidated $1,018 of property and equipment of HSMI on April 1, 2003.

(5)	Goodwill and Intangible Assets
       Goodwill and intangible assets at December 31, 2003 and 2004 consist of the following:

	2003	2004

Goodwill	$7,395	6,478
Other	672	350

Total	$8,067	6,828

       Changes to goodwill during 2003 and 2004 are as follows:

Balance at December 31, 2002	$6,464
Goodwill acquired	931

Balance at December 31, 2003	7,395
Reduction in deferred income tax valuation allowance for preacquisition net operating loss carryforwards	(917)

Balance at December 31, 2004	$6,478

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(6)   Restricted Investments
       Restricted investments at December 31, 2003 and 2004 are summarized as follows:

		Gross
		Unrealized
		Holding
	Amortized			Estimated
	Cost	Gains	Losses	Fair Value

December 31, 2003
Certificates of deposit	$1,200	—	—	1,200
U.S. governmental securities	2,385	129	—	2,514

Total	$3,585	129	—	3,714

December 31, 2004
Certificates of deposit	$2,400	—	—	2,400
U.S. governmental securities	2,919	11	—	2,930

Total	$5,319	11	—	5,330

       As of December 31, 2003, NewQuest classified its restricted investments as available for sale. Therefore, as of December 31, 2003, the assets were presented at their estimated fair value. As of December 31, 2004, NewQuest classified its restricted investments as held to maturity. Therefore, as of December 31, 2004, these assets were presented at amortized cost.

(7)	Related Party Transactions
       Renaissance Physician Organization, or RPO, is a Texas non-profit corporation the members of which are GulfQuest L.P., one of the Company’s wholly owned HMO management subsidiaries, and 11 affiliated independent physician associations, comprised of over 1,000 physicians including 406 primary care physicians, providing medical services primarily in and around counties surrounding and including the Houston, Texas metropolitan area. Texas HealthSpring, LLC, has contracted with RPO to provide professional medical and covered medical services and procedures to over      members of the Company’s Medicare Advantage plan. Pursuant to that agreement, RPO shares risk relating to the provision of such services, both upside and downside, with the Company on a 50%/50% allocation. Another agreement the Company has with RPO delegates responsibility to GulfQuest for medical management, claims processing, provider relations, credentialing, finance, and reporting services for RPO’s Medicare and commercial members. Pursuant to that agreement, GulfQuest receives a management fee, calculated as a percentage of Medicare premiums, plus a dollar amount PMPM for RPO’s commercial members, plus 25% of the profits from RPO’s operations. Both agreements have a ten year term that expires on December 31, 2014 and automatically renews for additional one to three year terms thereafter, unless notice of non-renewal is given by either party at least 180 days prior to the end of the then-current term. The agreements also contain certain restrictions on the Company’s ability to enter into agreements with delegated physician networks in certain counties where RPO provides services. Likewise, RPO is subject to restrictions regarding providing coverage to plans competitive with Texas HealthSpring, LLC’s Medicare Advantage plan.
       For the years ended December 31, 2003 and 2004, RPO paid GulfQuest management and other fees of approximately $11,258 and $16,428, respectively. In addition, Texas HealthSpring, LLC

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
paid RPO approximately $28,399 and $53,846 in net risk-sharing payments in 2003 and 2004, respectively.
       NewQuest provides management services to HSMI. For providing management services, NewQuest is paid a monthly management fee which is calculated based on HTI’s total enrollment. Prior to consolidating HSMI, NewQuest recorded management fee revenue of $1,126 for the year ended December 31, 2002 and $153 for the three months ended March 31, 2003. NewQuest has a note payable to a minority investor in HSMI that had a balance of $5,475 as of December 31, 2004 (see note 11).
(8)   Lease Obligations
       NewQuest leases certain facilities and equipment under noncancelable operating lease arrangements with varying terms. The facility leases generally contain renewal options of five years. For the years ended December 31, 2002, 2003 and 2004, NewQuest recorded lease expense of $1,954, $3,188 and $2,746, respectively.
       Future payments under these lease obligations as of December 31, 2004 are as follows:

2005	$3,598
2006	3,356
2007	3,094
2008	1,691
2009	1,314
Thereafter	1,033

$14,086

(9)   Consolidation of HSMI
       On April 1, 2003, TennQuest exercised its option agreements to acquire an additional 33% interest in HSMI for $620 from St. Thomas. As a result of this transaction, the value of the HSMI net assets acquired exceeded the purchase price by $4,641, which represents negative goodwill. The amount of negative goodwill was allocated as a reduction to property and equipment and certain other long-term assets acquired. As a result of the acquisition of these shares, NewQuest held 83% of the ownership in HSMI and has consolidated the assets and liabilities of HSMI as of April 1, 2003 and the results of its operations for the period from April 1, 2003 through December 31, 2003. Prior to April 1, 2003, NewQuest accounted for HSMI under the equity method. Also, on December 19, 2003, HSMI and HSUSA each redeemed approximately 1.5% of its outstanding ownership interest for $1,133, which brought TennQuest’s ownership to 85% of HSMI and HSUSA.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
       The following table summarizes the value of HSMI’s assets and liabilities consolidated by NewQuest on April 1, 2003 (restated).

Current assets	$49,326
Property and equipment	373
Other assets	4,139

Total assets consolidated	53,838

Current liabilities	37,270
Long-term debt	1,759

Total liabilities consolidated	39,029

Net assets consolidated	14,809

       The condensed results of operations of HSMI for the period from January 1, 2003 through March 31, 2003 are summarized as follows (unaudited):

Revenue:
Premium
Medicare premiums	$58,794
Commercial premiums	20,187

Total premiums	78,981
Fee revenue	(52)
Investment income	136

Total revenue	79,065
Expenses:
Medical expense
Medicare expense	51,385
Commercial expense	15,772

Total medical expense	67,157
Selling, general and administrative	7,507
Depreciation and amortization	412

Total expenses	75,076

Income before equity in earnings of unconsolidated affiliates and minority interests	3,989

Equity in earnings of unconsolidated affiliates	(1,994)

Income before minority interest	1,995
Minority interest	(1,995)

Net Income	$—

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(10) Acquisitions
       Effective November 1, 2002, NewQuest acquired all of the common stock of HSA for cash of $455 and the assumption of a note of $1,500. The acquisition was accounted for as an investment in subsidiary. The accompanying consolidated financial statements include the results of HSA’s operations from November 1, 2002.
       In conjunction with the acquisition of HSA, NewQuest assumed an operating lease for the building in which HSA is located. To record the lease contract at fair value at the acquisition date, NewQuest recorded a lease liability of approximately $3,204 for the difference in the remaining contractual lease obligation and the estimated fair value rent per square foot per year for similar types of properties. The amount is being amortized against rent expense on a straight-line basis over the remaining term of the lease. The remaining balance of this accrued lease liability was $1,592 as of December 31, 2004. NewQuest recorded approximately $2,515 of goodwill as a result of this acquisition.
       The following table summarizes the estimated fair value of the HSA assets acquired and liabilities assumed on November 1, 2002:

Current assets	$11,359
Property and equipment	300
Investment securities	1,347

Total assets acquired	13,006

Current liabilities	13,461

Total liabilities assumed	13,461

Net liabilities assumed	$455

       On September 1, 2003, NewQuest acquired 100% of the outstanding shares of SHA for the purchase price of approximately $1,800. NewQuest recorded approximately $761 of goodwill as a result of this acquisition.
       The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at September 1, 2003:

Current assets	$1,043
Property and equipment	103

Total assets acquired	1,146

Current liabilities	7
Deferred tax liabilities	98

Total liabilities assumed	105

Net assets acquired	$1,041

       Also on September 1, 2003, NewQuest acquired 100% of the outstanding shares of Community for the purchase price of approximately $644. NewQuest recorded approximately $170 of goodwill as a result of this acquisition.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
       The following table summarizes the estimated fair value of the Community assets acquired and liabilities consolidated at September 1, 2003:

Current assets acquired	$474
Current liabilities assumed	1

Net assets acquired	$473

(11) Long-Term Debt
       At December 31, 2003 and 2004, NewQuest had an unsecured note payable to the minority investor in HSMI totaling $6,175 and $5,475, respectively, bearing interest at 2.2% plus 30 day LIBOR (1.84% at December 31, 2004), payable monthly with principal, through July 1, 2007.
       NewQuest recorded interest expense of $256 and $214 on the note payable during the years ended December 31, 2003 and 2004, respectively.
       Future payments on the note payable as of December 31, 2004 are as follows:

2005	$700
2006	700
2007	4,075

Total	5,475
Less current portion	700

Non-current debt, less current portion	$4,775

(12) Medical Claims Liability
       Activity in the medical claims liability is summarized as follows for the period from the date of the HSA acquisition on November 1, 2002 through December 31, 2002 and for each of the years ended December 31, 2003 and 2004:

	2002	2003	2004

Balance at beginning of period	$6,557	7,661	47,729
Consolidation of HSMI	—	32,367	—
Incurred related to:
Current period	12,631	295,864	467,289
Prior periods	—	(4,332)	(3,914)

Total incurred	12,631	291,532	463,375

Paid related to:
Current period	5,601	253,682	415,136
Prior periods	5,926	30,149	42,781

Total paid	11,527	283,831	457,917

Balance at December 31	$7,661	47,729	53,187

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(13) Income Taxes
       Income tax expense (benefit) attributable to income before income taxes consist of:

	Current	Deferred	Total

Year ended December 31, 2002:
U.S. Federal	$—	—	—
State and local	363	—	363

	$363	—	363

Year ended December 31, 2003 (restated):
U.S. Federal	$4,716	(1,011)	3,811
State and local	1,480	232	1,606

	$6,196	(779)	5,417

Year ended December 31, 2004 (restated):
U.S. Federal	$5,390	2,225	7,615
State and local	1,640	(62)	1,578

	$7,030	2,163	9,193

       Income tax expense attributable to income before income taxes differs from the amounts computed by applying the applicable U.S. Federal income tax rate of 35% as follows:

	Year Ended December 31,

	2002	2003	2004

		(restated)	(restated)
U.S. Federal statutory rate on income before income taxes	$3,169	8,566	11,729
Income not subject to federal income tax due to partnership status	(3,169)	(4,928)	(4,316)
State income taxes, net of Federal tax effect	363	1,044	1,026
Other	—	735	754

Income tax expense	$363	5,417	9,193

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
       The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003 and 2004 are presented below.

	December 31,

	2003	2004

	(restated)	(restated)
Deferred tax assets:
Medical claims liabilities, principally due to medical loss reserves discounted for tax purposes	$822	823
Amortization	153	238
Property and equipment	1,548	1,583
Accrued compensation	87	28
Lease agreements	199	30
Allowance for doubtful accounts	218	33
Alternative minimum tax credit	294	396
Federal net operating loss carryover	1,829	2,137
State net operating loss carryover	—	216
Unearned revenue due to differences in timing of recognition for income tax purposes	1,985	41
Other liabilities and accruals	469	125

Total gross deferred tax assets	7,604	5,650
Less valuation allowance	(2,728)	(1,811)

Deferred tax assets	4,876	3,839
Deferred tax liabilities:
Unrealized gain on securities	(44)	—
Income from subsidiary	(57)	(116)
Prepaid contract costs	(458)	(536)

Net deferred tax assets	$4,317	3,187

       In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management does not believe that it is more likely than not NewQuest will realize the benefits of all these deductible differences. As of December 31, 2003 and 2004, NewQuest carried a valuation allowance against deferred tax assets of $2,728 and $1,811 respectively. This amount relates principally to the deferred tax assets at HSA, Community, and SHA. The changes in the valuation allowance during 2003 and 2004 was $294 and ($917), respectively, which relates primarily to changes in the expected utilization of net operating loss carryovers. The 2004 change was credited to goodwill as that amount related to net operating losses acquired in a purchase acquisition.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(14) Reinsurance and Capitation
       HSA and HTI, consolidated subsidiaries, have a reinsurance agreement with Employers Reinsurance Corp. (ERC) which is administered by Summit Reinsurance Service. HMO related services are reinsured to $2,000 per member per year in excess of maximum loss retention of $175 for hospital services per commercial member per year. The maximum lifetime reinsurance indemnification for each member is $5,000.
       HSA paid reinsurance premiums of approximately $237 for the period November 1, 2002 through December 31, 2002 and $459 and $416 for the years ended December 31, 2003 and 2004, respectively. There were no reinsurance recoveries for the two-month period ended December 31, 2002. Reinsurance insurance recoveries for the years ended December 31, 2003 and 2004 were approximately $83 and $490, respectively.
       HTI paid reinsurance premiums of approximately $911, $745 and $425 for the years ended December 31, 2002, 2003 and 2004, respectively. Reinsurance recoveries for the years ended December 31, 2001, 2003 and 2004 were approximately $150, $781 and $1,065, respectively.
       Reinsurance contracts do not relieve NewQuest from its obligations to policyholders. Failure of the reinsurer to honor its obligations could result in losses to NewQuest; consequently, allowances are established for amounts deemed uncollectible. NewQuest evaluates the financial condition of its reinsurer to minimize its exposure to significant losses from reinsurer insolvency.
       THS maintains risk-sharing agreements with three of its providers. Under the terms of the agreement with RPO, THS pays RPO a percentage of the amounts received from CMS as a capitated advance for providing covered medical services to its members. Furthermore, under the terms of the agreement with RPO, THS and RPO have agreed to share equally in the combined surpluses and deficits of the plan and RPO (see Note 7).
       HTI maintains risk-sharing agreements with certain of its providers. Under the terms of the agreement with Heritage Medical Network, Inc. (HMN), effective November 1, 2004, HTI pays HMN defined amounts per participant per month as compensation for providing covered medical services to its members. During 2004, total advance capitation payments to HMN totaled $7,915. Furthermore, under the terms of the agreement, HMN is eligible to receive additional bonuses based on any combined surpluses of HTI and HMN (as it relates to the common membership).
       HSA maintains risk-sharing agreements with certain of its providers. Under the terms of the agreement with Princeton Premier IPA (PPI), effective January 1, 2004, HSA pays PPI defined amounts per participant per month as compensation for providing covered medical services to its members. During 2004, total advance capitation payments to PPI totaled $5,691. Furthermore, under the terms of the agreement with PPI, GulfQuest and PPI have agreed that any surpluses will be shared in accordance with a contractual methodology between PPI and GulfQuest as manager of the independent physician association.
       Under separate capitation agreements with two unrelated providers, THS pays contracted amounts of $3.30 per member per month for certain covered mental health services including mental health, alcohol abuse and substance abuse; and $2.15 per member per month for covered ambulatory transportation services. During 2003 total capitation payments to these two providers totaled $801.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(15) Retirement Plan
       Until December 2003, NMA, GulfQuest and HSUSA maintained defined contribution plans for all eligible employees. Contributions were discretionary and were allocated based upon a fixed percentage of annual compensation plus a fixed percentage of voluntary employee contributions. Employees were eligible to contribute immediately and were eligible for employer contributions after six months of service. During 2002, NewQuest contributed $94 to the HSUSA 401(k) Plan. NewQuest contributed $10 to the defined contribution plan for NMA during the period from November 1, 2002 (date of acquisition of HSA) through December 31, 2002. During December 2003, these plans were combined to form the NewQuest 401K plan. In total, NewQuest contributed approximately $456 to the defined contribution plan during the year ended December 31, 2003, and $961 to the defined contribution plan during the year ended December 31, 2004. Employees are always 100% vested in their contributions and vest in employer contributions at a rate of 50% after each year of the first two years of service.
(16) Statutory Capital Requirements
       The HMOs are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At December 31, 2004, the statutory minimum net worth requirements and actual net worth were $8,055 and $8,789 for HTI; $1,112 and $8,384 for HSA; and $2,950 and $15,694 for THS, respectively. Each of these subsidiaries was in compliance with applicable statutory requirements as of December 31, 2004. The HMOs are restricted from making dividend payments to NewQuest without appropriate regulatory notifications and approvals or to the extent such dividends would put them out of compliance with statutory capital requirements.
(17) Commitments and Contingencies

(a)	In the normal course of business, NewQuest may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuits or proceedings which would have a material adverse effect on NewQuest’s financial position, liquidity, or results of operations.

(b)	The HMOs are members of their state’s Health Maintenance Organization Guaranty Association (Association) which protect enrollees of health maintenance organizations against failure in the performance of contractual obligations due to insolvency of authorized health maintenance organizations. The Association may assess each member to the extent necessary to settle all contractual obligations of an insolvent health maintenance organization.

(c)	NewQuest has entered into contracts with hospitals and doctors (Providers) to administer care to members. As such, NewQuest does not provide medical services and does not carry provider malpractice insurance. Management believes that Provider contracts indemnify NewQuest from malpractice claims. No malpractice claims have been asserted against NewQuest.

(d)	NewQuest provides managed care to certain federal employees and, as a U.S. Government contractor, is subject to audits, reviews, and investigations by the government related to its negotiation and performance of government contracts and its accounting for such contracts from which sanctions and penalties may arise. Management believes, based on all available

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)

information, that the outcome of U.S. Government audits, reviews, and investigations will not have a material adverse effect on the financial position, results of operations, or cash flows of NewQuest.

(e)	A number of civil jury verdicts have been returned against health maintenance organizations involving claims payment practices and other matters. Some of the lawsuits have resulted in the award of substantial judgments including material amounts of punitive damages. Juries have substantial discretion in awarding punitive damages in these circumstances. To date, NewQuest has not been involved in such litigation.
(18) Concentrations of Business and Credit Risks
       NewQuest’s primary lines of business, operating health maintenance organizations and managing independent physician associations, are significantly impacted by health care cost trends.
       The health care industry is impacted by health trends as well as being significantly impacted by government regulations. Changes in government regulations may significantly affect management’s medical claims estimates and NewQuest’s performance.
       Most of the NewQuest’s customers are located in Tennessee, Texas, Alabama, and Illinois. Concentrations of credit risk with respect to commercial premiums receivable are limited due to the large number of customers. Approximately 67% and 75% of premium revenue was received from CMS in 2003 and 2004, respectively.
       Financial instruments that potentially subject us to concentrations of credit risk consist primarily of investments in investment securities and receivables generated in the ordinary course of business. Investments in investment securities are managed by professional investment managers within guidelines established by NewQuest that, as a matter of policy, limit the amounts that may be invested in any one issuer. Receivables include premium receivables from individual and commercial customers, rebate receivables from pharmaceutical manufacturers, receivables related to prepayment of claims on behalf of customers under the Medicare program and receivables owed to us from providers under risk-sharing arrangements. NewQuest had no significant concentrations of credit risk at December 31, 2004.
(19) Fair Value of Financial Instruments
       NewQuest’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable, medical benefits payable, and notes payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The fair value of the investment securities and restricted investments are presented at notes 3 and 6. The carrying value of the notes payable to member is estimated by management to approximate fair value based upon the term and nature of the obligation.
(20) Option Amendment Fee
       During 2002, TennQuest entered into option agreements to acquire 48.464% of HSMI from Saint Thomas. Subsequent to entering into the option agreements, TennQuest received a payment of approximately $4,170 from Baptist Hospital Systems, Inc. to amend one of TennQuest’s options. The amendment allowed Baptist Hospital Systems, Inc. to retain 78.15 shares (15%) of HSMI. The $4,170 has been recognized as an option amendment gain in the 2002 income statement.

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
(21) Phantom Membership Agreements
       NewQuest entered into Phantom Membership Agreements in 2003 for the benefit of certain officers and senior executives of NewQuest. Pursuant to the Phantom Membership Agreements (Agreement) executed with each participant, the officers and senior executives would generally only receive a benefit if NewQuest had a change of control as defined in the Agreement. On November 10, 2004, NewQuest entered into a purchase and exchange agreement with HealthSpring, Inc. (the Recapitalization) (see note 22). In connection with the Recapitalization, the parties to the Agreements agreed to convert their phantom membership units into actual membership units of NewQuest as of December 31, 2004. Accordingly, NewQuest recognized $24,200 of compensation expense related to the conversion of the phantom shares into NewQuest Series D membership units and the subsequent cancellation of the Phantom Membership Agreements. The conversion ratio and related compensation expense was determined based on the proposed per unit value of the Recapitalization.
       As part of the cancellation of the Phantom Membership Agreements, NewQuest loaned the phantom members, which included a number of officers and directors or the equivalent, an amount of money sufficient to pay the tax liability incurred as a result of the conversion. Each phantom member signed a promissory note in the amount of the tax liability (and related interest thereon) to be paid by NewQuest on their behalf. These loans totaled $8,900, and were subject to repayment as of the closing of the aforementioned transaction, which occurred on March 1, 2005. Each of the loans has been repaid in full subsequent to the transaction closing.
(22) Recapitalization
       On November 10, 2004, NewQuest entered into a purchase and exchange agreement with HealthSpring, Inc. (a newly formed corporation), the NewQuest members, and certain other investors in connection with a recapitalization transaction. Prior to the recapitalization, NewQuest was owned 43.9% by its officers and employees, 38.2% by the non-management directors of NewQuest, and 17.9% by outside investors. The recapitalization was completed on March 1, 2005.
       Pursuant to the purchase and exchange agreement and other related agreements, certain investment funds affiliated with GTCR Golder Rauner, L.L.C. (GTCR) and certain other investors purchased an aggregate of 136,072 shares of HealthSpring, Inc.’s preferred stock and 36,475,174 shares of HealthSpring, Inc.’s common stock for an aggregate purchase price of $139,719. The members of NewQuest exchanged or sold their ownership interests in NewQuest for an aggregate of $295,399 in cash (including $17,200 placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of HealthSpring, Inc.’s preferred stock, and 24,415,263 shares of HealthSpring, Inc.’s common stock. In addition, upon the closing of the recapitalization, HealthSpring, Inc. issued an aggregate of 2,572,500 shares of restricted common stock to employees of HealthSpring, Inc. for an aggregate purchase price of $257. HealthSpring, Inc. used the proceeds from the sale of preferred stock and common and $200,000 of borrowings under new credit facilities to fund the cash payments to the members of NewQuest and to pay expenses and certain other payments relating to the transaction. Immediately following the recapitalization, HealthSpring, Inc. was owned 55.1% by GTCR, 28.7% by executive officers and employees of HealthSpring, Inc., and 16.2% by outside investors, including HealthSpring, Inc.’s non-management directors.
       Prior to the recapitalization, approximately 15% of the ownership interests in two of NewQuest’s Tennessee management subsidiaries and approximately 27% of the membership interests of

NEWQUEST, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2002, 2003 and 2004
(in thousands, except unit data)
NewQuest’s Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, HealthSpring, Inc. purchased all of the minority interests in the Tennessee subsidiaries for an aggregate consideration of approximately $27,546 and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16,812. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring, LLC completed a private placement pursuant to which it issued new membership interests to existing and new investors for net proceeds of $7,875. Following this private placement, and as of September 30, 2005, the outside investors own an approximately 15.9% interest in Texas HealthSpring, LLC, which interest will be automatically converted into common stock immediately prior to the proposed initial public offering.
       The recapitalization was accounted for using the purchase method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. The aggregate transaction value for the recapitalization was $438,752, which included $5,300 of capitalized acquisition related costs and $6,300 of deferred financing costs. In addition, HealthSpring, Inc. incurred $6,941 of transaction costs which were expensed during the two-month period ended February 28, 2005. As a result of the recapitalization, the Company acquired $114,728 of net assets, including $91,200 of intangible assets and goodwill of $323,811.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
HealthSpring Management, Inc.
       We have audited the accompanying consolidated statements of income and cash flows of HealthSpring Management, Inc and subsidiary for the year ended December 31, 2002. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of HealthSpring Management, Inc. and subsidiary’s operations and their cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Nashville, Tennessee
February 28, 2003

HEALTHSPRING MANAGEMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2002
(in thousands)

2002

Revenue:
Premium revenue	$204,429
Management fees	1,557
Other	4

Total revenue	205,990

Operating expenses:
Medical expenses	169,353
Salaries and benefits	11,626
Depreciation and amortization	509
Administrative expenses	12,245

Total operating expenses	193,733

Other income (expense):
Interest income	744
Interest expense	(345)
Equity in loss of unconsolidated subsidiary	(205)

Other income, net	194

Income before income taxes	12,451
Income tax expense	4,261

Net income	$8,190

See accompanying notes to consolidated financial statements.

HEALTHSPRING MANAGEMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2002
(in thousands)

2002

Cash flows from operating activities:
Net income	$8,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	509
Provision for doubtful accounts	10
Deferred taxes	4,472
Equity in loss of unconsolidated subsidiary	205
Increase (decrease) in cash due to changes in:
Accounts receivable	(851)
Interest receivable	(47)
Income tax receivable	(259)
Note receivable from stockholder	1,653
Prepaid expenses and other current assets	141
Prepaid contract costs	(4,941)
Other assets	—
Due to related party, net	3,314
Medical claims liabilities	14,385
Accounts payable, accrued expenses and other current liabilities	181
Deferred revenue	7,460
Deferred rent	179

Net cash provided by operating activities	34,601
Cash flows from investing activities:
Purchase of property and equipment	(1,183)
Increase in restricted investments	(384)
Purchase of intangible assets	(750)
Increase in short-term investments	(3,040)

Net cash used in investing activities	(5,357)
Cash flows from financing activities:
Payments on note payable and other long-term liabilities	(6,283)
Distribution	(6,000)
Other financing activities	(19)

Net cash used in financing activities	(12,302)

Net increase in cash and cash equivalents	16,942
Cash and cash equivalents at beginning at year	23,371

Cash and cash equivalents at end of year	$40,313

Supplemental disclosure of cash flow information:
Interest paid	$345
Income taxes paid	10
See accompanying notes to consolidated financial statement.

HEALTHSPRING MANAGEMENT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2002
(dollars in thousands)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Description of Business and Basis of Presentation
       The consolidated financial statements include the accounts of HSMI and its wholly owned subsidiary, HTI. All significant intercompany accounts and transactions have been eliminated in consolidation.
       HSMI is a for-profit Tennessee corporation which was incorporated on July 15, 1993 for the purpose of managing health care plans. At December 31, 2002, HSMI was 50% owned by TennQuest; 48.464% owned by Saint Thomas; and 1.536% owned by Tenet Healthsystem Hospitals, Inc. (Tenet).
       HTI is a Tennessee for-profit health maintenance organization formed for the purpose of providing managed health care services to residents of Tennessee and Texas. HTI receives monthly premium payments for arranging necessary medical service for the employees of the businesses with which it contracts. HTI also provides managed care services to residents of Tennessee participating in the Medicare program. Under this program, HTI receives a monthly prepaid capitated payment from CMS in return for arranging necessary medical services for the enrolled Medicare participants. HSMI contracts with healthcare providers on a discounted fee-for-service, capitated or per diem basis. Contracts range from one to five year terms. Pharmacy costs are contracted on an AWP through a pharmacy benefit management company. Supplemental benefits such as vision, dental and behavioral health are contracted with specialty vendors on a capitated basis.
       At December 31, 2002, TennQuest was owned 84% by NewQuest. On April 1, 2003, TennQuest exercised its option agreements to acquire an additional 33% interest in HSMI from St. Thomas. As a result of the acquisition, HSMI became a consolidated subsidiary of NewQuest.

(b)	Use of Estimates
       The preparation of the consolidated financial statements requires management of HSMI to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation allowances for receivables and obligations related to medical claims. Actual results could differ from those estimates.

(c)	Cash Equivalents
       For purposes of the consolidated statements of cash flows, HSMI considers all highly liquid investments which have maturities of three months or less at the date of purchase to be cash equivalents.

(d)	Accounts Receivable
       Accounts receivable are recorded during the period HSMI is obligated to provide services to enrollees and do not bear interest. The allowance for doubtful accounts is HSMI’s best estimate of the amount of probable losses in HSMI’s existing accounts receivable and is based on past-due balances greater than 90 days. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

HEALTHSPRING MANAGEMENT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Property and Equipment
       Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment ranges from 3 to 15 years.

(f)	Income Taxes
       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(g)	Medical Claims Liabilities and Medical Expenses
       The medical claims liabilities represent the liabilities for services that have been performed by providers for the enrollees of HTI. These liabilities include medical claims reported to HTI and an actuarially determined estimate of claims that have been incurred but not yet reported to HTI. The estimated claims incurred but not yet reported are based on HTI’s historical claims data, current enrollment, health service utilization statistics and other related information. Management develops these estimates using standard actuarial methods which include, among other factors, the average interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, expected health care cost inflation, utilization, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted based on actual claims data in future periods as required. The models used to prepare the estimates for each product are adjusted as HTI accumulates actual claims paid data. Such estimates could materially understate or overstate the actual liability for medical claims; however, at each reporting period management records its best estimate of the liability for incurred claims. These estimates are reviewed by outside parties and state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted in future periods as required. Adjustments to prior period estimates, if any, are included in current operations. Medical expenses also include the payments made to providers under capitation arrangements.
       Premiums paid to HTI’s reinsurer are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.

(h)	Premium Deficiency Reserves on Loss Contracts
       HSMI assesses the profitability of its contracts for providing health care services to its members when current operating results or forecasts indicate probable future losses. HSMI compares anticipated premiums to health care related costs, including estimated payments for physicians and hospitals, commissions and cost of collecting premiums and processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized.

(i)	Premium Revenue
       Health plan premiums are due monthly and are recognized as revenue during the period in which HSMI is obligated to provide services to the members. Deferred revenue consists of premium payments received by HSMI for covered lives for which the services will be rendered and revenue recognized in future months.

HEALTHSPRING MANAGEMENT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j)	Management Fee Revenue
       Management fee revenue is recognized in the month that management services are provided to the independent physician associations. Revenue from any profits of the independent physician associations’ capitated revenue is recognized at the time that HSMI can readily determine that those profits have been earned.

(k)	Comprehensive Income
       Comprehensive income consists of net income only, as there are no other components of comprehensive income or loss.

(l)	Reinsurance
       HTI paid reinsurance premiums of approximately $911 for the year ended December 31, 2002. Reinsurance recoveries for the year ended December 3, 2002 were approximately $150.

(m)	Leases
       Total rent expense for the year ended December 31, 2002 was $673.

(2)	Related Party Transactions
       HSMI provides management services to Community. Community, is structured as a membership corporation with Saint Thomas as the sole member. For providing management services, HSMI is paid a management fee which is calculated as a fixed percentage of Community revenues. HSMI recorded management fee revenue related to Community of $1,111 for the year ended December 31, 2002. In addition, during 2002, HSMI recorded management fees of $982 to an affiliated company related to the HTI’s Texas-based revenues.
       HSMI recorded premium revenues of $2,999 from Saint Thomas for the year ended December 31, 2002.
       HSMI recorded provider payments of $20,078 to Saint Thomas/ Baptist for the year ended December 31, 2002.
       At December 31, 2002, HSMI had a note payable to a stockholder totaling $1,917 bearing interest at 2.2% plus 30-day LIBOR, payable monthly with principal, through July 1, 2007, and a note payable to a stockholder totaling $322 bearing interest at 7.24%, payable monthly with principal, through October 1, 2004.
       HSMI recorded interest expense of $345 on notes payable to stockholders during the year ended December 31, 2002.

(3)	Capitation Payments
       Included in the medical expenses on the accompanying statements of income are capitation and reinsurance amounts of $30,338 for the year ended December 31, 2002.

HEALTHSPRING MANAGEMENT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Income Taxes
       Income tax expense from continuing operations for the year ended December 31, 2002 consists of the following:

	Current	Deferred	Total

Year ended December 31, 2002:
U.S. Federal	$(210)	4,403	4,193
State and local	—	68	68

	$(210)	4,471	4,261

       The actual income tax expense (benefit) differs from the “expected” tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes for the year ended December 31, 2002 as a result of the following:

2002

Computed “expected” tax expense	$4,233
Increase in income taxes resulting from:
State tax expense (benefit)	45
Change in valuation allowance related to deferred tax assets	—
Other	(17)

$4,261

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it more likely than not HSMI will realize the benefits of these deductible differences. Accordingly, management has not provided a valuation allowance for deferred income tax assets in 2002.

(5)	Retirement Plans
       HSMI has a 401(k) retirement plan known as “HealthSpring Management, Inc. 401(k) Plan” (Plan). The Plan allows quarterly enrollment of eligible employees and HSMI’s matching contribution is 100% of the participant’s eligible contributions not to exceed 3.5% of compensation for each allocation period. The total matching contributions recorded for the year ended December 31, 2002 was $94.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholder
Healthspring of Alabama, Inc.
We have audited the accompanying statements of operations and cash flows of Healthspring of Alabama, Inc. (formerly the Oath — A Health Plan for Alabama, Inc.) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Healthspring of Alabama, Inc.’s operations and its cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Nashville, Tennessee
February 28, 2003

HEALTHSPRING OF ALABAMA, INC.
(FORMERLY THE OATH — A HEALTH PLAN FOR ALABAMA, INC.)
STATEMENT OF OPERATIONS
For the year ended December 31, 2002
(in thousands)

Premium revenue	$88,582
Operating Expenses:
Medical expenses	74,853
Administrative expenses	15,395

Total operating expenses	90,248

Loss from operations	(1,666)

Investment income	93

Net loss	$(1,573)

See accompanying notes to financial statements.

HEALTHSPRING OF ALABAMA, INC.
(FORMERLY THE OATH — A HEALTH PLAN FOR ALABAMA, INC.)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
(in thousands)

Cash from operating activities:
Premiums collected, net of reinsurance	$90,402
Medical claims	104,911
Net investment income	176

Net cash used in operating activities	(14,333)

Cash from investments:
Proceeds from investments sold, matured, or repaid	3,063
Proceeds from reduction of restricted investments	292

Net cash from investments	3,355

Cash from financing sources:
Cash provided:
Surplus notes, and paid in capital	4,723
Other cash provided	485

Total cash provided	5,208
Cash applied:
Other applications	5,852

Net cash from financing and miscellaneous sources	(644)

Net change in cash and cash equivalents	(11,622)
Cash and cash equivalents, beginning of year	19,346

Cash and cash equivalents, end of year	$7,724

Reconciliation of net loss to net cash used in operating activities:
Net loss	$(1,573)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	297
Increase (decrease) in cash due to changes in:
Accounts receivable	2,109
Interest receivable	331
Prepaid expenses and other current assets	462
Medical claims liabilities	(12,520)
Accounts payable, accrued expenses and other current liabilities	(3,439)

Net cash used in operating activities	$(14,333)

See accompanying notes to financial statements.

HEALTHSPRING OF ALABAMA, INC.
(FORMERLY THE OATH — A HEALTH PLAN FOR ALABAMA, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2002
(in thousands)
(1)     Summary of Significant Accounting Policies
(a)     Description of Business and Basis of Presentation
HealthSpring of Alabama, Inc. (HSA) is an Alabama for-profit health maintenance organization purchased for the purpose of providing managed healthcare services to residents of Alabama. HSA receives monthly premium payments for arranging necessary medical service for the employees of the businesses with which it contracts. HSA receives a monthly prepaid capitated payment from CMS in return for arranging necessary medical services for enrolled Medicare participants. HSA contracts with approximately 3,500 healthcare providers on a discounted fee-for-service, capitated or per diem basis. Contracts range from one to five year terms. Pharmacy costs are contracted on a discount from average wholesale price through a pharmacy benefit management company. Supplemental benefits such as transportation and behavioral health are contracted with specialty vendors on a capitated basis. As of December 31, 2002, HSA is only licensed to market its health care services in certain counties of the State of Alabama.
NewQuest, LLC (NewQuest) is a for-profit Texas limited liability company, which was organized on December 30, 1999 for the purpose of managing health care plans and physician practices. Effective November 1, 2002, NewQuest acquired all of the common stock of The Oath-A Health Plan for Alabama, Inc. for cash of $455 and the assumption of a note of $1,500. Subsequent to this acquisition, NewQuest changed the plan’s name to HSA. In conjunction with the acquisition, NewQuest assumed an operating lease for the building in which HSA is located. To record the lease contract at fair value at the acquisition date, NewQuest recorded a lease liability of approximately $3,204 for the difference in the remaining contractual lease obligation and the estimated fair value rent per square foot per year for similar types of properties. The acquisition was accounted for as an investment in subsidiary.

(b)	Use of Estimates
The preparation of the financial statements requires management of HSA to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation allowances for receivables and obligations related to medical claims. Actual results could differ from those estimates.
(c) Cash Equivalents
For purpose of the statements of cash flows, HSA considers all highly liquid investments which have maturities of three months or less at the date of purchase to be cash equivalents.
(d) Accounts Receivable
Accounts receivable are recorded during the period HSA is obligated to provide services to enrollees and do not bear interest. The allowance for doubtful accounts is HSA’s best estimate of the amount of probable losses in HSA’s existing accounts receivable and is based on past-due balances greater than 90 days. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

HEALTHSPRING OF ALABAMA, INC.
(FORMERLY THE OATH — A HEALTH PLAN FOR ALABAMA, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2002
(in thousands)
(e) Property and Equipment
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment ranges from 3 to 15 years.
(f) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Due to operating losses in 2002, and significant net operating loss carryforwards from prior years, HSA did not record an income tax benefit in 2002 and have provided a full valuation allowance on its deferred income tax assets.
In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management does not believe that it is more likely than not HSA will realize the benefits of all these deductible differences.

(g)	Medical Claims Liabilities and Medical Expenses
The medical claims liabilities represent the liabilities for services that have been performed by providers for the enrollees of HSA. These liabilities include medical claims reported to HSA and an actuarially determined estimate of claims that have been incurred but not yet reported to HSA. The estimated claims incurred but not yet reported are based on HSA’s historical claims data, current enrollment, health service utilization statistics and other related information. Management develops these estimates using standard actuarial methods which include, among other factors, the average interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, expected health care cost inflation, utilization, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted based on actual claims data in future periods as required. The models used to prepare estimates for each product are adjusted as HSA accumulates actual claims paid data. Such estimates could materially understate or overstate the actual liability for medical claims, however, at each reporting period management records its best estimate of the liability for incurred claims. These estimates are reviewed by outside parties and state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted in future periods as required. Adjustments to prior period estimates, if any, are included in current operations. Medical expenses also include the payments made to providers under capitation arrangements.

HEALTHSPRING OF ALABAMA, INC.
(FORMERLY THE OATH — A HEALTH PLAN FOR ALABAMA, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2002
(in thousands)
Premiums paid to HSA’s reinsurer are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.

(h)	Premium Deficiency Reserves on Loss Contracts.
HSA assesses the profitability of its contracts for providing health care services to its members when current operating results or forecasts indicate probable future losses. HSA compares anticipated premiums to health care related costs, including estimated payments for physicians and hospitals, commissions and cost of collecting premiums and processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized.

(i)	Premium Revenue
Health plan premiums are due monthly and are recognized as revenue during the period in which HSA is obligated to provide services to the members. Deferred revenue consists of premium payments received by HSA for covered lives for which the services will be rendered and revenue recognized in future months.

(j)	Comprehensive Loss
Comprehensive loss consists of net loss only, as there are no other components of comprehensive income or loss.

(k)	Reinsurance
HSA paid reinsurance premiums of approximately $237 during 2002. There were no reinsurance recoveries for the year ended December 31, 2002.

(l)	Leases
Total rent expense for the year ended December 31, 2002 was approximately $1,686.

PRO FORMA FINANCIAL DATA
       The following presents our pro forma unaudited consolidated statements of income for the nine-month period ended September 30, 2005 and the year ended December 31, 2004. The pro forma unaudited consolidated statements of income for the year ended December 31, 2004 assume the recapitalization had occurred on January 1, 2004, and for the nine-month period ended September 30, 2005 assume the recapitalization had occurred on January 1, 2004. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma unaudited consolidated statements of income are for informational purposes only and do not purport to present what our results would actually have been had the transaction actually occurred on the dates indicated herein or our results of operations for any future period. You should read the information set forth below together with (i) the consolidated financial statements of NewQuest for the year ended December 31, 2004, including the notes thereto, (ii) the unaudited consolidated statements of income of HealthSpring, Inc. for the seven-month period ended September 30, 2005, and (iii) the unaudited consolidated statements of income of NewQuest for the two-month period ended February 28, 2005.

HEALTHSPRING, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Nine-Month Period Ended September 30, 2005
(In thousands, except unit and share data)

	Predecessor
						Pro Forma
	Two-Month		Combined			Combined
	Period	Seven-Month	Nine Months			Nine Months
	Ended	Period Ended	Ended			Ended
	February 28,	September 30,	September 30,	Pro		September 30,
	2005	2005	2005	Forma		2005

Revenue:
Premium revenue	$115,468	477,069	592,537	—		592,537
Management and other fees	3,461	12,018	15,479	—		15,479
Investment income	461	2,224	2,685	—		2,685

Total revenue	119,390	491,311	610,701	—		610,701

Operating expenses:
Medical expenses	90,843	381,213	472,056	—		472,056
Selling, general and administrative	21,608	63,277	84,885	165	(1)	85,050
Depreciation and amortization	315	4,782	5,097	951	(2)	6,048
Interest expense	42	10,150	10,192	2,709	(3)	12,901

Total operating expenses	112,808	459,422	572,230	3,825		576,055

Equity in earnings of unconsolidated affiliates	—	30	30	—		30
Income (loss) before minority interest and income taxes	6,582	31,919	38,501	(3,825)		34,676
Minority interest	(1,248)	(1,218)	(2,466)	1,099	(4)	(1,367)

Income (loss) before income taxes	5,334	30,701	36,035	(2,726)		33,309
Income tax expense	2,628	12,139	14,767	(1,947	)(5)	12,820

Net income (loss)	2,706	18,562	21,268	(779)		20,489
Preferred dividends	—	10,759	10,759	3,029	(6)	13,788

Net income (loss) available to members and common stockholders	$2,706	7,803	10,509	(3,808)		6,701

Net income per member unit:
Basic	$.55	—	—	—		—

Diluted	$.55	—	—	—		—

Member units outstanding:
Basic	4,884,196	—	—	—		—

Diluted	4,884,196	—	—	—		—

Net income (loss) per common share available to common stockholders:
Basic	—	$0.12	—	—		$0.10

Diluted	—	$0.12	—	—		0.10

Common shares outstanding:
Basic	—	64,323,147	—	—		64,323,147

Diluted	—	64,323,147	—	—		64,323,147

See accompanying notes to unaudited pro forma consolidated financial statements of income.

HealthSpring, Inc.
Notes to Unaudited Pro Forma Consolidated Statement of Income for the Nine-Month Period
Ended September 30, 2005
(Dollars in thousands)

(1)	Includes (a) $83, or two months of the $500 annual fee paid to GTCR, and (b) $82 of compensation expense associated with restricted stock sold to employees at less than fair market value.

(2)	Reflects an additional two months of amortization of the intangible assets established in conjunction with the transaction.

(3)	Reflects (a) an additional two months of interest expense payable under the term loan facility, assuming weighted average outstanding indebtedness of $160,875 and an interest rate of 6.66% (the company’s borrowing rate at September 30, 2005); (b) amortization of the deferred financing costs of $175; and (c) an additional two months of cash and paid-in-kind interest on the senior subordinated notes.

(4)	The adjustment reflects the minority interest deduction based on the recapitalization and elimination of all minority interests except for THS as discussed in Note 2 to the consolidated financial statements as of and for the seven-month period ended September 30, 2005.

(5)	The adjustment reflects the tax expense adjustment for the pro forma income tax expense amount based on an assumed effective tax rate of 37%.

(6)	The adjustment reflects two months of the preferred dividends on the preferred stock at the rate of 8% per year.

HEALTHSPRING, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004
(In thousands, except unit and share data)

		Pro Forma
	As Reported	Adjustments		Pro Forma

	(restated)
Revenues:
Premium revenue	$580,047	—		580,047
Management fees	17,919	—		17,919
Investment income	1,449	—		1,449

Total revenue	599,415	—		599,415
Operating expenses:
Medical expenses	463,375	—		463,375
Selling, general and administrative	93,068	993	(1)	94,061
Depreciation and amortization	3,210	5,705	(2)	8,915
Interest	214	16,816	(3)	17,030

Total operating expenses	559,867	23,514		583,381

Income (loss) before equity in earnings of unconsolidated affiliate, minority interest, and taxes	39,548	(23,514)		16,034
Equity in earnings of unconsolidated affiliate	234	—		234

Income (loss) before minority interest and income taxes	39,782	(23,514)		16,268
Minority interest	(6,272)	6,021	(4)	(251)

Income (loss) before income taxes	33,510	(17,493)		16,017
Income tax expense	9,193	(3,187	)(5)	6,006 (5)

Net income (loss)	24,317	(14,306)		10,011
Preferred dividends	—	18,172	(6)	18,172

Net Income available to common stockholders	$24,317	(32,478)		(8,161)

Net income per member unit:
Basic	$5.31	—		—
Diluted	$5.31	—		—
Member units outstanding:
Basic	4,578,196	—		—

Diluted	4,578,196

Net income (loss) per common share:
Basic	—	—		$(0.13)

Diluted	—	—		$(0.13)

Common shares outstanding:
Basic	—	—		64,323,147

Diluted	—	—		64,323,147

See accompanying notes to unaudited pro forma consolidated statement of income.

HEALTHSPRING, INC.
Notes to Unaudited Pro Forma Consolidated Statement of Income for the Year Ended
December 31, 2004
(Dollars in thousands)

(1)	Reflects (a) the $500 annual fee paid to GTCR and (b) $493 of compensation expense associated with restricted stock sold to employees at less than fair market value.

(2)	Reflects the amortization of the intangible assets established in conjunction with the transaction.

(3)	Reflects (a) interest expense of $10,440 payable under the term loan facility, assuming weighted average outstanding indebtedness of $156,750 and an interest rate of 6.66% (the company’s borrowing rate at September 30, 2005); (b) amortization of deferred financing costs of $1,050; and (c) $4,264 of cash interest and $1,062 of paid-in-kind interest on the $35,000 of senior subordinated notes at a rate of 12% cash interest and 3% additional interest payable in kind.

(4)	The adjustment reflects the minority interest deduction based on the recapitalization and elimination of all minority interests except for the THS minority interests as discussed in footnote 2 of the consolidated financial statements as of and for the seven-month period ended September 30, 2005.

(5)	The adjustment reflects the tax expense adjustment for the pro forma income tax expense amount based on an assumed effective tax rate of 37%.

(6)	The adjustment reflects the preferred dividends on the preferred stock at the rate of 8% per year.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2005 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                            Shares
HealthSpring, Inc.
Common Stock

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
       The following table sets forth the costs and expenses (other than underwriting discounts and commissions) payable by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Amount to be
Paid

SEC registration fee	$35,310
NASD filing fee	30,500
New York Stock Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Road show expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers
       Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	any act related to unlawful stock repurchases, redemptions or other distribution or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.
       These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
       As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, requires us to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law. We may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our Board of Directors.
       We have entered into indemnity agreements with each of our current directors and our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
       We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but are not required to do so.
       We maintain directors’ and officers’ insurance and company reimbursement policy. The policy insures our directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified our directors and officers. The policy contains various exclusions, none of which apply to this offering.
       Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation	3.1
Purchase and Exchange Agreement	10.1
Form of Indemnification Agreement	10.17

Item 15.	Recent Sales of Unregistered Securities
       Since the inception of HealthSpring, Inc., the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, or under Rule 701 under the Securities Act. All of the below-referenced securities are deemed “restricted securities” for the purposes of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities.

(1)	On March 1, 2005, in connection with the recapitalization, the Registrant sold and issued an aggregate of (a) 60,890,437 shares of its common stock, par value $.01 per share, to the GTCR Funds, existing members of our predecessor and certain other investors at a purchase price of $0.10 per share and for an aggregate purchase price of $6,089,043; and (b) 227,154 shares of its preferred stock, par value $.01 per share, to the GTCR Funds, existing members of our predecessor and certain other investors at a purchase price of $1,000 per share and for an aggregate purchase price of $227,154,000. The Registrant also issued 2,572,500 shares of restricted common stock on March 1, 2005 to certain of its employees pursuant to restricted stock purchase agreements at a purchase price of $0.10 per share and an aggregate purchase price of $257,250.

(2)	On April 18, 2005, the Registrant issued an aggregate of 1,040,000 shares of its common stock to two employees pursuant to restricted stock purchase agreements at a purchase price of $0.10 per share and an aggregate purchase price of $104,000.

(3)	On April 30, 2005, the Registrant issued an aggregate of 65,000 shares of its common stock to two employees pursuant to restricted stock purchase agreements at a purchase price of $0.10 per share and an aggregate purchase price of $6,500.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description

1.1	Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of HealthSpring, Inc. to become effective upon completion of this offering
3.2	Form of Second Amended and Restated Bylaws of HealthSpring, Inc. to become effective upon completion of this offering
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen of Common Stock Certificate*
4.3	Registration Agreement, dated as of March 1, 2005, by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Registration Rights Agreement**
4.4	Amended and Restated Stockholders Agreement, to be entered into by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Stockholders Agreement*
5.1	Opinion of Bass, Berry & Sims PLC*
10.1	Purchase and Exchange Agreement, dated as of November 10, 2004, by and among NewQuest, LLC, HealthSpring, Inc., NewQuest, Inc., the stockholders representative and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules or signature pages thereto, as amended**
10.2	Stock Purchase Agreement, dated as of March 1, 2005, among GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders thereto**
10.3	Professional Services Agreement, dated March 1, 2005 among GTCR Golder Rauner II, L.L.C. and HealthSpring, Inc.**
10.4	Form of HealthSpring, Inc. Restricted Stock Purchase Agreement*
10.5	HealthSpring, Inc. 2005 Stock Option Plan**
10.6	Form of Non-Qualified Stock Option Agreement (Option Plan)*
10.7	HealthSpring, Inc. 2005 Equity Incentive Plan*
10.8	Form of Non-Qualified Stock Option Agreement (Equity Incentive Plan)*
10.9	Form of Incentive Stock Option Agreement (Equity Incentive Plan)*
10.10	Form of Restricted Stock Award Agreement (Employees and Officers) (Equity Incentive Plan)*
10.11	Form of Restricted Stock Award Agreement (Directors) (Equity Incentive Plan)*
10.12	Amended and Restated Employment Agreement between Registrant and Herbert A. Fritch*
10.13	Amended and Restated Employment Agreement between Registrant and Jeffrey L. Rothenberger*
10.14	Amended and Restated Employment Agreement between Registrant and J. Murray Blackshear*
10.15	Amended and Restated Employment Agreement between Registrant and David K. Ellwanger*
10.16	Amended and Restated Employment Agreement between Registrant and Kevin M. McNamara*
10.17	Form of Indemnification Agreement*
10.18	Contract P00900 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc.**
10.19	Contract P01184 between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC**

Number	Description

10.20	Contract P00749 between Centers for Medicare & Medicaid Services and HealthSpring of Alabama, Inc.**
10.21	Contract P01319 between Centers for Medicare & Medicaid Services and HealthSpring of Illinois**
10.22	Contract H4407 (P01434) between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc.**
10.23	Amended and Restated IPA Services Agreement dated March 1, 2003 by and between Texas HealthSpring, LLC and Renaissance Physician Organization, as amended
10.24	Full-Service Management Agreement dated April 16, 2001 by and between GulfQuest, L.P. and Renaissance Physician Organization, as amended
10.25	Agreement dated May 28,1993 between the Baptist Hospital and DST Health Solutions, Inc. (f/k/a CSC Healthcare Systems, Inc.), as amended
10.26	Master Service Agreement dated June 13, 2003 between OAO HealthCare Solutions, Inc. and TexQuest, LLC, on behalf of GulfQuest, L.P.
21.1	Subsidiaries of the Registrant**
23.1	Consent of KPMG LLP
23.2	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)*
24.1	Power of attorney. Reference is made to the signature page hereto.
99.1	Consent of Russell K. Mayerfeld
99.2	Consent of Robert Z. Hensley

*	To be filed by amendment.

**	Previously filed.

(b)	Financial Statement Schedules
            The following financial statement schedule is filed as part of this registration statement.
                Schedule I — Condensed Financial Information of Registrant

Item 17.	Undertakings
       The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, HealthSpring, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 9th day of December, 2005.

HEALTHSPRING, INC.

By:	/s/ Kevin M. McNamara

Kevin M. McNamara
Executive Vice President, Chief Financial
Officer, and Treasurer
POWER OF ATTORNEY
       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin M. McNamara and J. Gentry Barden, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.
       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Herbert A. Fritch	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	December 9, 2005

/s/ Kevin M. McNamara Kevin M. McNamara	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	December 9, 2005

* Martin S. Rash	Director	December 9, 2005

* Joseph P. Nolan	Director	December 9, 2005

/s/ Daniel L. Timm Daniel L. Timm	Director	December 9, 2005

*/s/ Kevin M. McNamara Kevin M. McNamara Attorney-in-fact		December 9, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors
NewQuest, LLC
Under date of April 25, 2005, except as to Note 2 which is as of December 9, 2005, we reported on the consolidated balance sheets of NewQuest, LLC and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004 included elsewhere in this registration statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule I — Condensed Financial Information of Registrant. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.
In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.
As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2003 and 2004 consolidated financial statements.

Nashville, Tennessee
December 9, 2005

NEWQUEST, LLC AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
December 31, 2003 and 2004
(in thousands)

	2003	2004

	(restated)	(restated)
Assets
Current assets:
Cash and cash equivalents	$406	10,827
Accounts receivable	—	9,249
Prepaid expenses and other current assets	1	352

Total current assets	407	20,428
Investment in subsidiaries	30,264	43,957
Goodwill and other intangible assets	—	3,291

Total assets	$30,761	67,676

Liabilities and Members’ Equity
Current liabilities:
Due to related parties	$2,847	3,772
Accrued expenses and other current liabilities	397	4,511
Short-term notes payable	500	500

Total current liabilities	3,744	8,783
Notes payable	3,958	3,458

Total liabilities	7,702	12,241

Members’ equity:
Founder’s and membership units	4,007	31,787
Accumulated other comprehensive income, net	85	—
Retained earnings	18,877	23,648

Total members’ equity	22,969	55,435

Total liabilities and members’ equity	$30,761	67,676

See accompanying report of independent registered public accounting firm.

NEWQUEST, LLC AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2003 and 2004
(in thousands)

	2002	2003	2004

		(restated)	(restated)
Revenue:
Management fees from affiliates	$1,099	2,683	793
Investment income	—	8	48

Total revenue	1,099	2,691	841

Operating expenses:
Salaries and benefits	467	847	24,236
Administrative expenses	2,285	1,184	611
Interest expense	25	176	151

Total operating expenses	2,777	2,207	24,998

Income (loss) before equity in subsidiary earnings and income taxes	(1,678)	484	(24,157)
Equity in subsidiaries’ earnings	10,370	18,662	48,286
Income before income taxes	8,692	19,106	24,129
Income taxes	—	(46)	188

Net income	$8,692	19,060	24,317

See accompanying report of independent registered public accounting firm.

NEWQUEST, LLC AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2003 and 2004
(in thousands)

	2002	2003	2004

		(restated)	(restated)
Cash flows from operating activities:
Net income	$8,692	19,060	24,317
Adjustments to reconcile net income to net cash provided by operating activities:
Compensation expense related to phantom stock cancellation	—	—	24,200
Equity in subsidiary earnings	(10,370)	(18,662)	(48,286)
Amortization of deferred compensation expense	197	197	—
Increase (decrease) in cash equivalents due to change in:
Accounts receivable	74	—	(9,249)
Interest receivable	—	—	(9)
Prepaid expenses and other current assets	(136)	173	(480)
Due to related parties	2,274	1,677	4,575
Accrued expenses	(9,957)	(245)	3,853

Net cash provided by operating activities	(9,226)	2,240	(1,079)

Cash flows from investing activities:
Acquisitions, net	3,993	—	—
Distributions received from subsidiaries	4,386	8,182	31,546

Net cash used in investing activities	8,379	8,182	31,546

Cash flows from financing activities:
Distribution to members	(2,900)	(10,878)	(19,546)
Payments on note payable to member	(42)	(500)	(500)
Proceeds provided by issuance of notes payable	5,000	—	—

Net cash provided by (used in) financing activities	2,058	(11,378)	(20,046)

Net increase (decrease) in cash and cash equivalents	1,211	(956)	10,421
Cash and cash equivalents at beginning of year	151	1,362	406

Cash and cash equivalents at end of year	$1,362	406	10,827

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Number	Description

1.1	Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of HealthSpring, Inc. to become effective upon completion of this offering
3.2	Form of Second Amended and Restated Bylaws of HealthSpring, Inc. to become effective upon completion of this offering
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen of Common Stock Certificate*
4.3	Registration Agreement, dated as of March 1, 2005, by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Registration Rights Agreement**
4.4	Amended and Restated Stockholders Agreement, to be entered into by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Stockholders Agreement*
5.1	Opinion of Bass, Berry & Sims PLC*
10.1	Purchase and Exchange Agreement, dated as of November 10, 2004, by and among NewQuest, LLC, HealthSpring, Inc., NewQuest, Inc., the stockholders representative and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules or signature pages thereto, as amended**
10.2	Stock Purchase Agreement, dated as of March 1, 2005, among GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders thereto**
10.3	Professional Services Agreement, dated March 1, 2005 among GTCR Golder Rauner II, L.L.C. and HealthSpring, Inc.**
10.4	Form of HealthSpring, Inc. Restricted Stock Purchase Agreement*
10.5	HealthSpring, Inc. 2005 Stock Option Plan**
10.6	Form of Non-Qualified Stock Option Agreement (Option Plan)*
10.7	HealthSpring, Inc. 2005 Equity Incentive Plan*
10.8	Form of Non-Qualified Stock Option Agreement (Equity Incentive Plan)*
10.9	Form of Incentive Stock Option Agreement (Equity Incentive Plan)*
10.10	Form of Restricted Stock Award Agreement (Employees and Officers) (Equity Incentive Plan)*
10.11	Form of Restricted Stock Award Agreement (Directors) (Equity Incentive Plan)*
10.12	Amended and Restated Employment Agreement between Registrant and Herbert A. Fritch*
10.13	Amended and Restated Employment Agreement between Registrant and Jeffrey L. Rothenberger*
10.14	Amended and Restated Employment Agreement between Registrant and J. Murray Blackshear*
10.15	Amended and Restated Employment Agreement between Registrant and David K. Ellwanger*
10.16	Amended and Restated Employment Agreement between Registrant and Kevin M. McNamara*
10.17	Form of Indemnification Agreement*
10.18	Contract P00900 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc.**
10.19	Contract P01184 between Centers for Medicare & Medicaid Services and Texas HealthSpring, LLC**
10.20	Contract P00749 between Centers for Medicare & Medicaid Services and HealthSpring of Alabama, Inc.**
10.21	Contract P01319 between Centers for Medicare & Medicaid Services and HealthSpring of Illinois**

Number	Description

10.22	Contract H4407 (P01434) between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc.**
10.23	Amended and Restated IPA Services Agreement dated March 1, 2003 by and between Texas HealthSpring, LLC and Renaissance Physician Organization, as amended
10.24	Full-Service Management Agreement dated April 16, 2001 by and between GulfQuest, L.P. and Renaissance Physician Organization, as amended
10.25	Agreement dated May 28,1993 between the Baptist Hospital and DST Health Solutions, Inc. (f/k/a CSC Healthcare Systems, Inc.), as amended
10.26	Master Service Agreement dated June 13, 2003 between OAO HealthCare Solutions, Inc. and TexQuest, LLC, on behalf of GulfQuest, L.P.
21.1	Subsidiaries of the Registrant**
23.1	Consent of KPMG LLP
23.2	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)*
24.1	Power of attorney. Reference is made to the signature page hereto.
99.1	Consent of Russell K. Mayerfeld
99.2	Consent of Robert Z. Hensley

*	To be filed by amendment.

**	Previously filed.